Exhibit 2.1

AGREEMENT OF MERGER AND

BUSINESS COMBINATION AGREEMENT

Dated as of July 10, 2019

By and Among

LIBERTY TAX, INC.,

BUDDY’S NEWCO, LLC,

FRANCHISE GROUP NEW HOLDCO, LLC,

FRANCHISE GROUP B MERGER SUB, LLC,

and

THE MEMBER REPRESENTATIVE NAMED HEREIN

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT (AS DEFINED HEREIN) WITH RESPECT TO THE SUBJECT MATTER HEREOF.

TABLE OF CONTENTS

i

EXHIBITS

Exhibit A	Certificate of Merger
Exhibit B	New Buddy’s LLC Agreement
Exhibit C	Officers of the Surviving Company
Exhibit D	Tender Offer Conditions
Exhibit E	Liberty Restructuring Actions
Exhibit F	A&R New Holdco LLC Agreement
Exhibit G	Certificate of Designation
Exhibit H	Closing Subscription Agreement
Exhibit I	Form of Letter of Transmittal
Exhibit J	Liberty Charter Amendments
Exhibit K	Post-Closing Subscription Agreement
Exhibit L	R&W Policy
Exhibit M	Registration Rights Agreement
Exhibit N	Tax Receivable Agreement

AGREEMENT OF MERGER AND BUSINESS COMBINATION AGREEMENT

This AGREEMENT OF MERGER AND BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 10, 2019, is by and among Liberty Tax, Inc., a Delaware corporation (“Liberty”), Buddy’s Newco, LLC, a Delaware limited liability company (“Buddy’s”), Franchise Group New Holdco, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of Liberty (“Merger Sub”), and Vintage RTO, L.P., a Delaware limited partnership, solely in its capacity as the representative of the Buddy’s Members (the “Member Representative”).

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a business combination transaction upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of their business combination, the parties intend to merge Merger Sub with and into Buddy’s (the “Merger”), with Buddy’s surviving the Merger and continuing as an indirect wholly-owned Subsidiary of New Holdco;

WHEREAS, in connection with the Merger, Liberty has effected or will, simultaneously with the Closing, effect certain transactions as set forth in Section 6.01(a) herein;

WHEREAS, in connection with the Merger, the Liberty Board has adopted the Certificate of Designation to provide for a new class of voting non-economic shares of preferred stock of Liberty, and Liberty has filed the Certificate of Designation with the Secretary of State of the State of Delaware, as set forth herein;

WHEREAS, in connection with the Merger, Liberty intends to amend and restate the limited liability company agreement of New Holdco as set forth herein;

WHEREAS, in connection with the Transactions, pursuant to the Subscription Agreements, Tributum, L.P. has agreed to make equity contributions to Liberty in exchange for the issuance by Liberty of shares of Liberty Common Stock as further set forth in the Subscription Agreements;

WHEREAS, in connection with the Transactions, Liberty intends to consummate the Tender Offer as set forth in Section 5.10 herein;

WHEREAS, for U.S. federal income tax purposes (and any corresponding or similar provision of state or local tax law), it is intended that (i) the Merger will be treated as a nontaxable contribution of the assets held by New Holdco by Liberty to Buddy’s, pursuant to Section 721(a) of the Code, and (ii) New Holdco will be treated as a continuation of Buddy’s and the Buddy’s Members will roll over their Buddy’s Units into New Holdco Units, on a tax-free basis (except with respect to the receipt of any Liberty Voting Non-Economic Preferred Stock), pursuant to Section 708 of the Code and the Treasury Regulations thereunder;

WHEREAS, the special committee of independent directors of the board of directors of Liberty (the “Liberty Board”) established pursuant to resolutions of the Liberty Board adopted on May 4, 2019 (the “Special Committee”), has unanimously (i) approved (x) the form, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Tender Offer (the “Transactions”), by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, and (y) the form, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Liberty, New Holdco, Merger Sub and any of their respective Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, (ii) declared it advisable, and in the best interests of Liberty and its stockholders for Liberty, New Holdco, Merger Sub and their respective Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and to consummate the Transactions and the Ancillary Transactions, as applicable, and (iii) recommended that the Liberty Board approve the form, terms, provisions, execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein;

WHEREAS, following the recommendation of the Special Committee described in the immediately preceding recital, the Liberty Board (i) approved (x) the form, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, and (y) the form, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Liberty, New Holdco, Merger Sub and any of their respective Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, (ii) declared it advisable, and in the best interests of Liberty and its stockholders for Liberty, New Holdco, Merger Sub and their respective Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and to consummate the Transactions and the Ancillary Transactions, as applicable, and (iii) delegated sole power and authority to the Special Committee with respect to any and all decisions regarding the Tender Offer, including the timing of the commencement of the Tender Offer;

WHEREAS, pursuant to the Buddy’s LLC Agreement, the board of managers of Buddy’s (the “Buddy’s Board”) has unanimously (i) approved (x) the form, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the Transactions by Buddy’s and its Subsidiaries, as applicable, and (y) the form, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Buddy’s or any of its Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Buddy’s and its Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, and (ii) declared it advisable, and in the best interests of Buddy’s and its Subsidiaries and the Buddy’s Members for Buddy’s and its Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and to consummate the Transactions and the Ancillary Transactions (collectively, the “Buddy’s Board Approval”);

WHEREAS, pursuant to the Buddy’s LLC Agreement, each of the Buddy’s Members has (i) approved (x) the form, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the Transactions by Buddy’s and its Subsidiaries, as applicable, and (y) the form, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Buddy’s or any of its Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Buddy’s and its Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, and (ii) waived any pre-emptive or other similar rights that it has under the Buddy’s LLC Agreement or any other agreement in connection with the Transactions and the Ancillary Transactions (collectively, the “Buddy’s Member Approval”);

WHEREAS, the sole and managing member of New Holdco and the sole and managing member of Merger Sub have each approved (i) the form, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the applicable Transactions by New Holdco and Merger Sub, respectively, and (ii) the form, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which New Holdco and Merger Sub are or will be parties, as applicable, and the consummation of the Ancillary Transactions by New Holdco and Merger Sub, as applicable, upon the terms and conditions contained herein and therein;

WHEREAS, in connection with the Transactions, each Buddy’s Member, Vintage Tributum LP, Tributum, L.P., certain other parties and certain of their respective Affiliates have entered into Voting Agreements pursuant to which they have, among other matters, agreed to vote all of their voting shares of capital stock of Liberty, whether acquired in the Merger or otherwise, in favor of the Liberty Charter Amendments; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged by the parties hereto, the parties hereto agree as follows:

Article I
THE MERGER

Section 1.01      The Merger.

(a)            On the Closing Date, at the Closing, Buddy’s shall execute and deliver a certificate of merger (the “Certificate of Merger”) in accordance with, and containing such information as is required by, the relevant provisions of the Delaware Limited Liability Company Act (the “DLLCA”), which shall be filed with the Secretary of State of the State of Delaware in accordance with the DLLCA in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time and date as is agreed in writing by Liberty and Buddy’s and specified in the Certificate of Merger in accordance with the relevant provisions of the DLLCA (such date and time is referred to herein as the “Effective Time”).

(b)           At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA, Merger Sub will be merged with and into Buddy’s, whereupon the separate existence of Merger Sub shall cease, and Buddy’s will continue its existence as the surviving limited liability company in the Merger and a wholly-owned indirect Subsidiary of New Holdco (the “Surviving Company”).

(c)            The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of Merger Sub shall cease and all of the assets, property, rights, privileges, powers and franchises of Merger Sub and Buddy’s shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub and Buddy’s shall become the debts, liabilities and duties of the Surviving Company, in each case as provided under the DLLCA.

Section 1.02      Closing. The closing of the Merger (the “Closing”) will take place at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York 10019, on the date hereof. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.03      Organizational Documents of the Surviving Company. At the Effective Time, the certificate of formation of Buddy’s, as in effect immediately prior to the Effective Time, as amended by the Certificate of Merger to be adopted in the form attached hereto as Exhibit A, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Pursuant to and in accordance with Section 18–209(f) of the DLLCA and this Agreement, effective as of the Effective Time, the limited liability company agreement of Buddy’s (as in effect immediately prior to the Effective Time) shall be replaced in its entirety, with the limited liability company agreement of the Surviving Company as set forth in Exhibit B to this Agreement (the “New Buddy’s LLC Agreement”) until thereafter changed or amended as provided therein or by applicable Law.

Section 1.04      Board of Managers and Officers of the Surviving Company. The managers on the Buddy’s Board as of immediately prior to the Effective Time have, effective as of the Effective Time, resigned as managers of Buddy’s. As of the Effective Time, Intermediate Holdco shall be the sole and managing member of the Surviving Company, and the individuals set forth in Exhibit C shall, as of the Effective Time, become the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article II
CONVERSION OF SECURITIES

Section 2.01      Effect on Membership Interests of Buddy’s and Merger Sub. At the Effective Time, in connection with the Merger and without any further action on the part of Liberty, New Holdco, Intermediate Holdco, Merger Sub, or any member or equity holder of Buddy’s, (a) each Buddy’s Unit outstanding immediately prior to the Effective Time (other than any Buddy’s Units described in Section 2.01(b) shall be converted into the right to receive (i) 0.459315 validly issued New Holdco Units, and (ii) 0.091863 validly issued, fully paid and nonassessable shares of Liberty Voting Non-Economic Preferred Stock (collectively, the “Merger Consideration”), (b) each Buddy’s Unit held by Buddy’s or a Subsidiary of Buddy’s, or Liberty, New Holdco or Merger Sub, immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or issuance shall be made with respect thereto, and (c) the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time shall be converted into all of the limited liability company interests in the Surviving Company, and Intermediate Holdco, as the sole holder thereof, shall be admitted as the sole member of the Surviving Company.

Section 2.02      Exchange of Buddy’s Units. As promptly as possible following the Closing Date, Liberty and Buddy’s shall send, or shall cause to be sent, to each record holder of Buddy’s Units that has not submitted such documentation prior to the Effective Time, the Letter of Transmittal and a copy of the A&R New Holdco LLC Agreement. At the Effective Time, each holder of Buddy’s Units as of immediately prior to the Effective Time that has delivered a duly executed Letter of Transmittal together with a duly executed copy of the A&R New Holdco LLC Agreement shall be entitled to receive the Merger Consideration for each Buddy’s Unit formerly held by such holder as of immediately prior to the Effective Time. The Merger Consideration may be paid by issuing the New Holdco Units and Liberty Voting Non-Economic Preferred Stock in certificated form or by book-entry registration in the transfer books of New Holdco and Liberty, respectively, or a combination thereof. If payment of any Merger Consideration is to be made to a person other than the applicable record holder of Buddy’s Units, it shall be a condition precedent to such payment that the requisite transfer documentation shall be included in the Letter of Transmittal delivered by such holder of Buddy’s Units, which shall be properly endorsed or shall be otherwise in proper form for transfer, and the person requesting such payment shall have paid any transfer, documentary, sales, use, stamp and value added taxes, turnover taxes, goods and services taxes, registration and other such Taxes and fees required by reason of the delivery of the Merger Consideration to a person other than the record holder of the Buddy’s Units so surrendered or shall have established to the reasonable satisfaction of Liberty that such Taxes either have been paid or are not required to be paid. Subject to the terms of the immediately preceding sentence, delivery of the Merger Consideration shall only be made to the person in whose name such Buddy’s Units are registered. Until a duly executed copy of the Letter of Transmittal and A&R New Holdco LLC Agreement are delivered in accordance herewith, each Buddy’s Unit formerly held by any holder thereof as of immediately prior to the Effective Time shall be deemed at the Effective Time and any time thereafter to represent only the right to receive the Merger Consideration in respect thereof in accordance with the provisions of this Agreement. In the event that any Buddy’s Units are certificated, then as a condition to receiving the applicable Merger Consideration hereunder, the holder of such Buddy’s Units as of immediately prior to the Effective Time shall be required to deliver certificates representing such Buddy’s Units for cancellation as further set forth in the Letter of Transmittal. In the event that such certificates are lost, stolen, destroyed or mutilated, such holder of such Buddy’s Units shall execute and deliver a lost certificate affidavit and indemnity agreement in form and substance reasonably acceptable to Liberty in lieu of such certificates. Liberty may also require the posting of a bond in connection therewith.

Article III
REPRESENTATIONS AND WARRANTIES OF LIBERTY

Except (a) as disclosed in the Liberty SEC Documents (as defined herein) filed with or furnished to the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with or furnished to the SEC on the date of this Agreement and (ii) excluding any disclosure (other than statements of historical fact) contained in such Liberty SEC Documents under the heading “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward-looking in nature) or (b) as set forth in the disclosure letter delivered by Liberty to Buddy’s prior to the execution of this Agreement (the “Liberty Disclosure Letter”), Liberty represents and warrants to Buddy’s as follows:

Section 3.01      Organization, Standing and Corporate Power. Liberty is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of Liberty is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. Liberty and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. There has been no breach by Liberty of its existing Second Amended and Restated Certificate of Incorporation, as amended, restated or otherwise modified to the date of this Agreement (the “Liberty Charter”), or its existing Second Amended and Restated Bylaws, as amended, restated or otherwise modified as of the date of this Agreement (the “Liberty Bylaws”), except, in each case, as would not have a Liberty Material Adverse Effect.

Section 3.02      Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Liberty have been validly issued and, where applicable, are fully paid and nonassessable, and are owned directly or indirectly by Liberty free and clear of any Liens other than Permitted Liens. Except (a) as set forth in Section 3.02 of the Liberty Disclosure Letter and (b) for the capital stock or other equity or voting interests of its Subsidiaries, Liberty does not own, directly or indirectly, any capital stock or other equity or voting interests in any person. New Holdco is a direct wholly-owned Subsidiary of Liberty and Merger Sub is an indirect wholly-owned Subsidiary of Liberty. With respect to any person in respect of whom Liberty or a Subsidiary owns, directly or indirectly, any capital stock or other equity or voting interests therein that is not a direct or indirect wholly-owned Subsidiary of Liberty (each such person, a “Minority JV”), (i) neither Liberty nor any Subsidiary of Liberty has any material capital contribution or other equity or similar funding obligation in respect of such Minority JV, and (ii) neither the execution and delivery of this Agreement, nor the consummation of the Transactions, by Liberty will conflict with or result in a breach of, or trigger a right of first refusal or other preferential purchase right or preemptive right under any organizational documents, partnership agreement, joint venture agreement, stockholders agreement or similar agreement in connection with Liberty’s or its Subsidiaries’ ownership of any capital stock or other equity or voting interests in any Minority JV.

Section 3.03      Capital Structure.

(a)            The authorized capital stock of Liberty consists of (i) 22,000,000 shares of common stock, par value $0.01 per share (the “Liberty Common Stock”), and (ii) 3,000,000 shares of preferred stock, par value $0.01 per share (the “Liberty Preferred Stock”). As of July 8, 2019 (the “Capitalization Date”), (A) 14,100,093 shares of Liberty Common Stock were issued and outstanding, (B) no shares of Liberty Preferred Stock were issued and outstanding, (C) there were restricted stock units (“Liberty RSUs”) covering 168,792 shares of Liberty Common Stock outstanding under the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (the “Liberty 2011 Stock Plan”), (D) there were options (“Liberty Options”) to acquire 796,244 shares of Liberty Common Stock outstanding under the Liberty 2011 Stock Plan, (E) there were Liberty Options to acquire 0 shares of Liberty Common Stock outstanding under the JTH Tax, Inc. Stock Option Plan (the “Liberty Option Plan”), and (F) 1,442,641 shares of Liberty Common Stock were reserved for future issuances pursuant to the Liberty 2011 Stock Plan and there were no shares of Liberty Common Stock or other equity securities of Liberty reserved or available for issuance pursuant to the Liberty Option Plan or any other Liberty Plan (other than the Liberty 2011 Stock Plan).

(b)           Liberty has delivered to Buddy’s a true and complete list, as of the Capitalization Date, of all outstanding Liberty Options and Liberty RSUs which remain subject to a right of repurchase and other rights to purchase or receive shares of Liberty Common Stock granted under the Liberty 2011 Stock Plan, the Liberty Option Plan or otherwise, the number of shares of Liberty Common Stock subject thereto (with respect to Liberty Options and assuming any requisite performance vesting criteria are satisfied, if applicable), the vesting period, the type of grant, grant dates, expiration dates and exercise prices thereof, in each case broken down as to each individual holder. Except as set forth above in this Section 3.03 and except for changes since the close of business on the Capitalization Date resulting from the exercise of Liberty Options, as of the date of this Agreement, no shares of capital stock or other voting securities of Liberty were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Liberty Common Stock on a deferred basis or other rights that are linked to the value of Liberty Common Stock granted under the Liberty 2011 Stock Plan, the Liberty Option Plan or otherwise. All outstanding shares of capital stock of Liberty are, and all shares which may be issued pursuant to the Liberty 2011 Stock Plan, the Liberty Option Plan or otherwise will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. With respect to each Liberty Option and each other equity award granted by any of the Liberty Group Companies, (i) each such grant was duly authorized no later than the date on which such grant was by its terms effective (the “Grant Date”) by all necessary corporate action, and the award agreement governing such grant was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (ii) each grant was made in compliance in all material respects with all applicable Laws (including all applicable federal, state and local securities Laws) and all of the terms and conditions of the applicable Liberty Plan and each Liberty Option has an exercise price that is equal or greater than the fair market value of the underlying shares of stock on the applicable Grant Date, (iii) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of Liberty and disclosed in the Liberty SEC Documents in accordance with the Exchange Act and all other applicable Laws, and (iv) no modifications have been made to any Liberty Options following the Grant Date.

(c)            There are no bonds, debentures, notes or other Indebtedness of Liberty having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Liberty Stockholders may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of Liberty or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Liberty or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Liberty or any of its Subsidiaries, or any obligation of Liberty or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Liberty or any of its Subsidiaries and (ii) there are not any outstanding obligations of Liberty or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Liberty nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 3.04      Authority; Noncontravention.

(a)            The Special Committee, at a meeting duly called and held, unanimously (i) approved (A) the forms, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, and (B) the forms, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Liberty, New Holdco, Merger Sub and any of their respective Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, (ii) declared it advisable, and in the best interests of Liberty and its stockholders for Liberty, New Holdco, Merger Sub and their respective Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and (iii) recommended that the Liberty Board approve the forms, terms, provisions, execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, and declare it advisable and in the best interests of Liberty and its stockholders for Liberty, New Holdco, Merger Sub and their respective Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and to consummate the Transactions and the Ancillary Transactions. The Liberty Board has (1) approved (x) the forms, terms, provisions, execution, delivery and performance of this Agreement and the consummation of the Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, and (y) the forms, terms, provisions, execution, delivery and performance of the Ancillary Agreements to which Liberty, New Holdco, Merger Sub and any of their respective Subsidiaries are or will be parties, as applicable, and the consummation of the Ancillary Transactions by Liberty, New Holdco, Merger Sub and their respective Subsidiaries, as applicable, upon the terms and conditions contained herein and therein, and (2) declared it advisable, and in the best interests of Liberty and its stockholders, for Liberty, New Holdco, Merger Sub and their respective Subsidiaries to enter into this Agreement and the Ancillary Agreements to which they are or will be parties, as applicable, and to consummate the Transactions and the Ancillary Transactions.

(b)           Each of Liberty, New Holdco and Merger Sub has all necessary corporate or other applicable entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Liberty, New Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by the Liberty Board and the Special Committee and, except for the filing of the Certificate of Merger and Certificate of Designation with the Secretary of State of the State of Delaware (and the approval of the Liberty Charter Amendments by Liberty’s stockholders and the filing thereof with the Secretary of State of the State of Delaware), no other corporate or other applicable entity action on the part of Liberty, New Holdco or Merger Sub, pursuant to Delaware Law, the applicable listing standards of the OTC Markets or otherwise, is necessary to authorize the execution and delivery by Liberty, New Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions. This Agreement has been duly executed and delivered by Liberty, New Holdco and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties hereto, is a legal, valid and binding obligation of Liberty, New Holdco and Merger Sub enforceable against Liberty, New Holdco and Merger Sub, as applicable, in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity).

(c)            The execution, delivery and performance of this Agreement and the Ancillary Agreements to which any of Liberty, New Holdco or Merger Sub is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Liberty or any of its Subsidiaries (including New Holdco and Merger Sub) under, (i) the Liberty Charter or the Liberty Bylaws or the comparable organizational documents of the Subsidiaries of Liberty (including New Holdco and Merger Sub), (ii) any Liberty Material Contract or Liberty Permit or (iii) subject to the governmental filings and other matters referred to in Section 3.06, any Law applicable to Liberty or any of its Subsidiaries (including New Holdco and Merger Sub) or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.05      Valid Issuance. The New Holdco Units, the shares of voting, non-economic preferred shares of Liberty (“Liberty Voting Non-Economic Preferred Stock”) created by the Certificate of Designation and the shares of Liberty Common Stock issuable upon the exchange of New Holdco Units and shares of Liberty Voting Non-Economic Preferred Stock, when issued, sold and delivered, in each case, pursuant to the A&R New Holdco LLC Agreement, the Certificate of Designation and this Agreement, as applicable, will be (except to the extent that the Liberty Charter Amendments would be required to render such shares of Liberty Common Stock validly issued, fully paid and nonassessable) duly authorized and validly issued, fully paid and nonassessable, as applicable, and will be issued free and clear of any Liens (other than such Liens created by the A&R New Holdco LLC Agreement, the Liberty Charter or the Certificate of Designation, as applicable, or by applicable securities Laws) or any preemptive rights.

Section 3.06      Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Liberty or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Liberty is a party by Liberty or the consummation by Liberty of the Transactions and the Ancillary Transactions, except (a) the filing with the SEC of such reports under, and other compliance with, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (b) the filing with the SEC of such reports under, and other compliance with, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (c) the Certificate of Merger, the Certificate of Designation and the Liberty Charter Amendments to be filed with the Secretary of State of the State of Delaware, (d) the governmental approvals, consents and authorizations that are applicable to Liberty and its Subsidiaries as set forth in Section 3.06(d) of the Liberty Disclosure Letter, pursuant to applicable Laws for consummation of the Transactions and the Ancillary Transactions, (e) such filings with, and approvals of, the OTC Markets as are required to permit the consummation of the Transactions, (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (g) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.07      Liberty SEC Documents; No Undisclosed Liabilities.

(a)            Except as set forth in Section 3.07(a) of the Liberty Disclosure Letter:

(i)             Liberty has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by Liberty since May 1, 2016 (such documents, the “Liberty SEC Documents”). No Subsidiary of Liberty is required to file or furnish, or files or furnishes, any form, report or other document with the SEC.

(ii)           As of their respective dates, the Liberty SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Liberty SEC Documents, and, as of their respective dates, none of the Liberty SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Liberty SEC Document has been amended or superseded by a later-filed Liberty SEC Document that was filed prior to the date hereof.

(iii)         The financial statements of Liberty included in the Liberty SEC Documents comply as of their respective dates as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, for normal and recurring year-end adjustments not material in amount and as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied by Liberty on a consistent basis during the periods and at the dates involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Liberty and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (except, in the case of unaudited statements, for normal and recurring year-end adjustments not material in amount and as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC). Neither Liberty nor any of its Subsidiaries maintains any “off balance sheet arrangements” within the meaning of Item 303 of Regulation S-K of the SEC.

(b)           Neither Liberty nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Liberty and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent financial statements (including any related notes) contained in the Liberty SEC Documents filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the date of the latest balance sheet included in such financial statements, (iii) incurred in connection with this Agreement, the Ancillary Agreements, the Transactions and the Ancillary Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.08      Information Supplied. The information supplied by Liberty in writing expressly for inclusion in the Schedule TO and the other Offer Documents will not, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Liberty makes no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by or on behalf of Buddy’s or its Affiliates for inclusion therein.

Section 3.09      Absence of Certain Changes or Events. Since April 30, 2019, until the date of this Agreement except as expressly required by this Agreement or any Ancillary Agreement, (a) Liberty and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b)(i) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, (ii) neither Liberty nor one of its Subsidiaries has sold, leased, transferred, assigned or otherwise disposed of any material assets, other than in the ordinary course of business consistent with past practice, (iii) no Contract (or series of related Contracts) to which Liberty or one of its Subsidiaries is a party involving annual payments of more than $1,000,000 has been entered into, amended or modified in any material respect, accelerated, terminated, assigned or cancelled, (iv) Liberty has not settled, cancelled, comprised, waived or released any right or claim (or series of related rights and claims) involving more than $1,000,000, other than in the ordinary course of business consistent with past practice, (v) there has been no increase granted in, and no enhancement of the terms of, the compensation (including by issuing any incentive award) or any benefits of any manager, officer or employee of Liberty or its Subsidiaries, in each case whose base compensation exceeds $250,000, other than in the ordinary course of business consistent with past practice, (vi) Liberty and its Subsidiaries have maintained their assets and properties in the ordinary course of business consistent with past practice, (vii) Liberty has not (A) declared, set aside or paid any distribution in respect of the capital stock of Liberty or other equity interests of Liberty or (B) redeemed or purchased any capital stock of Liberty or other equity interests of Liberty, (viii) neither Liberty nor its Subsidiaries have made, changed or revoked any material Tax election, filed an amended Tax Return, settled any Tax audit or changed any Tax accounting periods or methods and (ix) neither Liberty nor its Subsidiaries have committed to do any of the foregoing.

Section 3.10      Litigation. There is no material Claim pending or, to the Knowledge of Liberty, threatened, and Liberty has no Knowledge of any material external investigation pending or threatened with respect to Liberty or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Liberty or any of its Subsidiaries.

Section 3.11      Contracts.

(a)            To the extent requested in writing by Buddy’s, Liberty has, prior to the date of this Agreement, made available to Buddy’s true and complete copies (including all amendments, modifications, supplements, exhibits, annexes, schedules, extensions or renewals) of the following Contracts in effect as of the date of this Agreement to which Liberty or any of its Subsidiaries is a party or by which any of its properties or assets are bound, other than any Liberty Plans (all such Contracts of the type listed below, together with all amendments, modifications, supplements, exhibits, annexes, schedules, extensions and renewals, “Liberty Material Contracts”):

(i)             all “material contracts” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) with respect to Liberty or any of its Subsidiaries (whether or not filed by Liberty with the SEC) and all Contracts between Liberty or its Subsidiaries, on the one hand, and a Liberty Tax Service Franchisees and SiempreTax+ Franchisee or any Affiliate of a Liberty Tax Service Franchisees and SiempreTax+ Franchisee, on the other hand;

(ii)           all Contracts of Liberty or any of its Subsidiaries involving payments by or to Liberty or any of its Subsidiaries of more than $1,000,000 on an annual basis;

(iii)         all Contracts to which Liberty or any of its Subsidiaries is a party, or by which Liberty or any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Liberty or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Liberty or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(iv)          all joint venture, partnership or other similar agreements involving co-investment with a third party to which Liberty or any of its Subsidiaries is a party;

(v)           all Contracts pursuant to which any Indebtedness of Liberty or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $2,500,000 or (B) solely among Liberty and/or its Subsidiaries);

(vi)          all Contracts of Liberty or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property or other material assets, rights or properties of Liberty or any of its Subsidiaries;

(vii)        all Contracts relating to the voting or registration of any securities or providing Liberty or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(viii)      all Contracts of Liberty or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Liberty or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, brokers’ fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(ix)          all Contracts of Liberty or any of its Subsidiaries relating to the settlement of any Claim that provide for any continuing material obligations on the part of Liberty or any of its Subsidiaries;

(x)           all Contracts obligating Liberty or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xi)          all Contracts of Liberty or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Liberty or any of its Subsidiaries or otherwise prohibit, limit or restrict the pledging of capital stock of Liberty or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Liberty or any of its Subsidiaries; and

(xii)        all Contracts that obligate Liberty or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) on or after the date hereof in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 3.11(a), amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A) May 1, 2018 through April 30, 2019, and (B) accruals for the applicable calendar year.

(b)           (i) None of Liberty or any of its Subsidiaries (A) is, or has received written notice that any other party to any Liberty Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Liberty Material Contract, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Liberty Material Contract and (iii) each such Liberty Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Liberty or its Subsidiary, and, to the Knowledge of Liberty, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clause (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.12      Compliance with Laws.

(a)            Liberty and each of its Subsidiaries are and have been since May 1, 2016, in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. Liberty and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Liberty Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Liberty Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Liberty Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Liberty Permit, except where such termination, revocation, cancellation, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

(b)           Since May 1, 2016, (i) neither Liberty nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Liberty or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Liberty Permit and (ii) neither Liberty nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.13      Liberty Employee Benefit Plans.

(a)            Section 3.13(a) of the Liberty Disclosure Letter sets forth a true and complete list of each material Liberty Plan. With respect to each material Liberty Plan requested in writing by Buddy’s, Liberty has provided or made available to Buddy’s or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Liberty Plan and all amendments thereto; (ii) the most recent annual report and accompanying schedules; (iii) the current summary plan description and any summaries of material modifications; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by any of the Liberty Group Companies from the IRS regarding the tax-qualified status of such Liberty Plan; (vi) the most recent written results of all testing for compliance with applicable requirements of the Code; and (vii) copies of any material correspondence with the IRS, Department of Labor or other Governmental Authorities.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, each Liberty Plan has been established, administered and funded (i) in accordance with its express terms and (ii) in compliance with all applicable Laws, including ERISA and the Code. There are no pending or, to the Knowledge of Liberty, threatened actions, claims or lawsuits against or relating to the Liberty Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Liberty Plans with respect to the operation of such plans (other than routine benefits claims), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. As of the date hereof, no Liberty Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(c)            With respect to each Liberty Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has at all times since its adoption been so qualified and has received a current determination letter (or is the subject of a current opinion letter in the case of any prototype plan) from the IRS on which the Liberty Group Companies can rely that the form of such Liberty Plan is so qualified and that its trust is exempt from tax under Section 501(a) of the Code, and, to the Knowledge of Liberty, nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. Except as set forth in Section 3.13(c) of the Liberty Disclosure Letter, no stock or other securities issued by any of the Liberty Group Companies forms or has formed any part of the assets of any Liberty Plan that is intended to qualify under Section 401(a) of the Code.

(d)           No Liberty Plan is, and none of the Liberty Group Companies or any Liberty ERISA Affiliate have ever sponsored, established, maintained, contributed to or been required to contribute to, or in any way has any liability (whether on account of a Liberty ERISA Affiliate or otherwise), directly or indirectly, with respect to any plan that is, (i) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (ii) a Multiemployer Plan, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

(e)            None of the Liberty Plans provide medical, health, life or other welfare benefits for former employees or for present employees after termination of employment, except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable Law or at the sole expense of the participant or the participant’s beneficiary.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect or as set forth in Section 3.13(f) of the Liberty Disclosure Letter, none of the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transactions or the Ancillary Transactions will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director or other individual service provider of any of the Liberty Group Companies or with respect to any Liberty Plan; (ii) increase any benefits otherwise payable under any Liberty Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, or the forgiveness of indebtedness of any current or former employee, officer, director or other individual service provider of any of the Liberty Group Companies; or (iv) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Liberty Plan.

(g)           Except as specifically set forth on Section 3.13(g) of the Liberty Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in any payment or benefit by any of the Liberty Group Companies (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           Except as set forth in Section 3.13(h) of the Liberty Disclosure Letter, no Liberty Plan covers any employees, officers, directors or other individual service providers of any of the Liberty Group Companies residing or working outside of the United States.

Section 3.14      Taxes.

(a)            Liberty and each of its Subsidiaries have timely filed with the appropriate Governmental Authorities, or have caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other material Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All income, franchise and other material Taxes due and payable by or with respect to Liberty and each of its Subsidiaries (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Liberty and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b)           Neither Liberty nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Liberty and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c)            Neither Liberty nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d)           Neither Liberty nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Liberty) or (ii) has any liability for the Taxes of any person (other than Liberty or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e)            No audits, investigations or other administrative or court proceedings are pending with any Governmental Authority or court with respect to any material Taxes of Liberty or any of its Subsidiaries, and no written notice thereof has been received by Liberty or any of its Subsidiaries. Neither Liberty nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f)            No written claim that could give rise to material Taxes has been made by a taxing authority in a jurisdiction where Liberty or any of its Subsidiaries does not file Tax Returns that Liberty or any of its Subsidiaries is or may be subject to Tax in that jurisdiction or required to file a Tax Return in that jurisdiction.

(g)           No Liens for material Taxes exist with respect to any properties or other assets of Liberty or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h)           All material Taxes required to be withheld by Liberty or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper Governmental Authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i)             Neither Liberty nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(j)             Neither Liberty nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(k)           Neither Liberty nor any of its Subsidiaries has received a ruling, technical advice memorandum or similar document from any Governmental Authority with respect to Taxes.

(l)             Neither Liberty nor any of its Subsidiaries is required to, or will be required to make any deferred payments pursuant to Section 965(h) of the Code.

(m)          As of the Closing Date (prior to the Closing and after giving effect to the Liberty Restructuring Actions), each Subsidiary of Liberty will be treated for U.S. federal income tax purposes as set forth in Section 3.14 of the Liberty Disclosure Letter.

Section 3.15      Intellectual Property.

(a)            To the Knowledge of Liberty, Liberty, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Liberty or its Subsidiaries as presently conducted (“Liberty Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect; provided that the representation and warranty in this Section 3.15(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b)           As of the date of this Agreement, the title in each item of Liberty Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Liberty or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Liberty Intellectual Property”) is properly recorded in the name of Liberty and/or its Subsidiaries. Each named inventor on each item of Registered Liberty Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Liberty or one of its Subsidiaries (in each case where such assignment is required by applicable Law to perfect Liberty or its Subsidiaries rights in such patent or patent application).

(c)            Within the two (2) years prior to the date hereof, neither Liberty nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Liberty Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(d)           With respect to each item of Registered Liberty Intellectual Property owned by Liberty or any of its Subsidiaries, to Liberty’s Knowledge: (i) all such Registered Liberty Intellectual Property is valid and enforceable; and (ii) all necessary documents, recordations and certificates in connection with such Registered Liberty Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Liberty Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(e)            Certain Intellectual Property Proceedings.

(i)             To the Knowledge of Liberty, no claims or threat of claims within the two (2) years prior to the date of this Agreement have been asserted in writing by any third party against Liberty or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Liberty and its Subsidiaries of the Liberty Intellectual Property or (B) alleging that the conduct of the business of Liberty and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party, except to the extent such infringement claim would have not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

(ii)           To the Knowledge of Liberty, the conduct of the businesses of Liberty and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party. The representations set forth in this Section 3.15(e)(ii) are the only representations given by Liberty with respect to non-infringement of Intellectual Property.

(iii)         No unresolved claims or threat of claims within the two (2) years prior to the date of this Agreement have been asserted in writing by Liberty or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Liberty Intellectual Property.

(iv)          To the Knowledge of Liberty, no third party is infringing, misappropriating or otherwise violating any Liberty Intellectual Property.

(f)            To the Knowledge of Liberty, Liberty and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their material Trade Secrets.

Section 3.16      Real Property.

(a)            All interests in real property currently owned in fee by Liberty and any of its Subsidiaries (the “Liberty Owned Real Property”), together with all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Liberty or any of its Subsidiaries (the “Liberty Leased Real Property” and, together with the Liberty Owned Real Property, collectively, the “Liberty Real Property”), is sufficient in all material respects for the operation of the business currently conducted by Liberty and its Subsidiaries in the ordinary course of business consistent with past practice.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, Liberty and its Subsidiaries, as applicable, have good and valid fee simple title, leasehold interest or licensee interest (as applicable) to all of the Liberty Real Property, free and clear of any Liens other than Permitted Liens.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, neither Liberty nor any of its Subsidiaries have received any written notice of, and to the Liberty’s Knowledge, there are no currently pending (i) public improvements or rezoning measures that would be reasonably likely to materially adversely affect the value or current use of any Liberty Owned Real Property, or (ii) special assessments that would be reasonably likely to materially adversely affect any Liberty Owned Real Property.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, to Liberty’s Knowledge, no eminent domain, condemnation or other similar proceeding is pending or threatened affecting any of the Liberty Owned Real Property, Liberty Leased Real Property or any part thereof.

(e)            There are no outstanding options, rights of first offer or rights of first refusal to purchase any Liberty Owned Real Property or any portion thereof or interest therein valued in excess of $500,000.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Liberty or any of its Subsidiaries leases, licenses or subleases any Liberty Leased Real Property (each, a “Liberty Lease” and collectively, the “Liberty Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Liberty Lease by the other parties thereto and except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, none of Liberty or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Liberty Leased Real Property.

(g)           There exists no default or event of default on the part of Liberty or any of its Subsidiaries under any Liberty Leases or, to Liberty’s Knowledge, any other party thereto, in each case that has not been cured and, to Liberty’s Knowledge, no condition exists that with notice or lapse of time would constitute a default by Liberty or any of its Subsidiaries or any other party thereunder, in each case that has not been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. None of Liberty or any of its Subsidiaries has received written notice of any default or event of default under any Liberty Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.17      Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Liberty, threatened by any person against, Liberty, any of its Subsidiaries, (b) Liberty and its Subsidiaries have at all times been and are presently in compliance with all applicable Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable Environmental Laws for its operations as conducted at such time, (c) Liberty and its Subsidiaries do not have any Environmental Liabilities and (d) with respect to any real property currently owned or leased by Liberty or its Subsidiaries, there have been no Releases by Liberty or any of its Subsidiaries of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Liberty or its Subsidiaries.

Section 3.18      Liberty Employment and Labor Matters.

(a)            Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, the Liberty Group Companies are and, during the two (2) years prior to the date hereof, have been in compliance with all applicable Laws relating to the hiring of employees and employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.

(b)           None of the Liberty Group Companies is a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or similar organization applicable to employees of the Liberty Group Companies and, to the Knowledge of Liberty, there are no activities or proceedings of any labor union, works council or similar organization to organize any such employees. Additionally, except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to the Liberty Group Companies or any employee or other individual service provider thereof; (ii) there is no labor strike, material slowdown, material dispute, or material work stoppage or lockout pending or, to the Knowledge of Liberty, threatened against or affecting any of the Liberty Group Companies, and none of the Liberty Group Companies has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no charges with respect to or relating to any of the Liberty Group Companies pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(c)            To the Knowledge of Liberty, since May 1, 2016, (i) no allegations of sexual harassment or sexual misconduct have been made against any director, officer or other managerial employee of the Liberty Group Companies (other than any which, having been appropriately investigated, have been found to not have been substantiated), and (ii) none of the Liberty Group Companies has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any employee, officer, director or other individual service provider of the Liberty Group Companies.

Section 3.19      Insurance. All insurance policies (including policies providing casualty, liability, medical and workers compensation coverage) to which Liberty or any Subsidiary is currently a party (the “Liberty Policies”) are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. Since May 1, 2016, no notice of cancellation or termination has been received with respect to any Liberty Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect. Since May 1, 2016, each of Liberty and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Liberty and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.20      Prohibited Persons.

(a)            Neither Liberty nor any of its Subsidiaries nor, to the Knowledge of Liberty, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect, neither Liberty nor any of its Subsidiaries nor, to the Knowledge of Liberty, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c)            Neither Liberty nor any of its Subsidiaries nor, to the Knowledge of Liberty, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Liberty or any of its Subsidiaries, taken any action in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption and/or anti-money laundering Laws of any jurisdiction in which such person operates (collectively, “Anti-Corruption Laws”).

(d)           Neither Liberty nor any of its Subsidiaries nor, to the Knowledge of Liberty, any of its brokers or agents, is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Liberty or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 3.21      Transactions with Related Parties. Except with respect to the Liberty Plans, since May 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Liberty or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been so disclosed in the Liberty SEC Documents.

Section 3.22      Brokers and Other Advisors. Except as set forth in Section 3.22 of the Liberty Disclosure Letter, no broker, investment banker, financial advisor or other person, other than Houlihan Lokey Capital, Inc., the fees and expenses of which will be paid by Liberty in accordance with Liberty’s agreements with such firm, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or, except as set forth in this Agreement, the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Liberty or its Subsidiaries.

Section 3.23      Opinion of Financial Advisor. The Special Committee has received the separate oral opinions (to be confirmed in writing) of Houlihan Lokey Capital, Inc. to the effect that, as of the date of such opinions and based on and subject to the various assumptions, qualifications, limitations, and other matters considered in connection with the preparation of such opinions, (i) the Merger Consideration to be issued collectively by New Holdco and Liberty in exchange for each outstanding Buddy’s Unit in the Merger pursuant to this Agreement is fair from a financial point of view to Liberty and (ii) the Tender Consideration to be received by the holders of Liberty Common Stock in the Tender Offer contemplated by this Agreement other than by Vintage, B. Riley Financial, Inc., any holder of Liberty Common Stock who will, directly or indirectly, retain or otherwise hold an equity interest in Liberty after giving effect to the Tender Offer, and each of their respective Affiliates (collectively, the “Excluded Holders”) is fair from a financial point of view to the holders of Liberty Common Stock other than the Excluded Holders. A complete copy of the separate written opinions will be made available to Buddy’s, solely for informational purposes, as soon as practicable after the date of this Agreement.

Section 3.24      State Takeover Statutes. Assuming the accuracy of the representations and warranties of Buddy’s contained in this Agreement and the Ancillary Agreements, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation is applicable to Liberty, New Holdco, Merger Sub, the Transactions or the Ancillary Transactions.

Section 3.25      Requisite Approval. The only vote of holders of any class or series of membership interests or other equity interests of New Holdco or Merger Sub necessary to approve the Transactions is the approval of this Agreement and the Transactions by the sole members of each of New Holdco and Merger Sub. No other vote or approval of holders of any class or series of membership interests or other equity interest of New Holdco or Merger Sub is necessary to consummate the Transactions or the Ancillary Transactions. Except for the Liberty Charter Amendments, no vote of the holders of Liberty Common Stock or any other equity interests of Liberty is necessary to consummate the Transactions or the Ancillary Transactions.

Section 3.26      Privacy and Data Security.

(a)            Liberty and its Subsidiaries have each taken commercially reasonable steps, compliant with applicable Data Protection Laws, to protect Personal Data in the possession and/or control of Liberty or its Subsidiaries from unauthorized use, access, disclosure and modification, except where the failure to take such commercially reasonable steps would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

(b)           Since May 1, 2016, to the Knowledge of Liberty, except as set forth in Section 3.26(b) of the Liberty Disclosure Letter, neither Liberty nor any of its Subsidiaries has experienced any failures, crashes, security breaches, unauthorized access, use, disclosure, or modification, or other adverse events or incidents related to Personal Data that would require notification of individuals, law enforcement, or any Governmental Authority or any remedial action under any Data Protection Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Liberty Material Adverse Effect.

Section 3.27      New Holdco and Merger Sub. Each of New Holdco and Merger Sub has been formed solely for the purpose of engaging in the Transactions and the Ancillary Transactions and, prior to the Closing, each of New Holdco and Merger Sub will not have engaged in any other business activities other than incidental to the Transactions and the Ancillary Transactions and will have incurred no liabilities or obligations other than in relation to the Transactions and the Ancillary Transactions or as may be incidental to their formation and existence.

Section 3.28      Liberty Charter Amendments. The Special Committee and the Liberty Board have each approved the Liberty Charter Amendments on or prior to the date hereof.

Section 3.29      Franchise Matters.

(a)            The Liberty Group Companies currently offer and sell Franchises only for the Liberty Tax Service franchise program and SiempreTax+ franchise program. To the extent requested in writing by Buddy’s, Liberty has provided Buddy’s with access to true and complete copies of all currently effective (i) Franchise Agreements in which Liberty Group Companies have granted rights to third parties to develop, operate or license others to develop or operate any Liberty Tax Service Franchise or SiempreTax+ Franchise within one or more specific geographic areas or at specific locations and (ii) Liberty Franchise Agreements of any other nature (collectively, the “Liberty Specified Agreements”), in each case to which Liberty or any of its Subsidiaries is a party or by which Liberty or any of its Subsidiaries or its or their properties is bound (other than any such agreements between Liberty and its Subsidiaries or among its Subsidiaries) and that grant to any Person the right to develop, operate or license others to develop or operate a Liberty Tax Service Franchise or SiempreTax+ Franchise within one or more specific geographic areas.

(b)           To the extent requested in writing by Buddy’s, Liberty has provided Buddy’s with a true and complete list of all Liberty Tax Service Franchisees and SiempreTax+ Franchisees, together with the total royalties paid by each such Franchisee to any of the Liberty Group Companies during the fiscal year 2018.

(c)            Except as set forth in Section 3.29(c) of the Liberty Disclosure Letter, the execution, delivery and performance by Liberty of this Agreement does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buddy’s or any of its Subsidiaries under or any right of rescission or set-off under, any provision of any Liberty Specified Agreement.

(d)           To the extent requested in writing by Buddy’s, Liberty has provided Buddy’s with true and complete copies of all Liberty Tax Service FDDs and SiempreTax+ FDDs that any of the Liberty Group Companies have used to offer or sell Liberty Tax Service Franchises and SiempreTax+ Franchises at any time since May 1, 2016. Since May 1, 2016, Liberty Group Companies have prepared and maintained each of the Liberty Tax Service FDDs and SiempreTax+ FDDs in accordance with applicable Franchise Laws, and have not, in any such Liberty Tax Service FDDs and SiempreTax+ FDDs or in any registration, application or filing with any Governmental Authority under any Franchise Laws, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except in each case as would not individually, or in the aggregate, have a material adverse effect on the Liberty Group Companies. None of the Liberty Group Companies have received notice of any actual or, to the Knowledge of Liberty, threatened, Claims by any Governmental Authority in which the franchising activities of Liberty Group Companies are or may be involved, other than comment letters, requests for information and other routine inquiries.

(e)            None of the Liberty Group Companies is subject to any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award that would prohibit or restrict the offer or sale of Liberty Tax Service Franchises or SiempreTax+ Franchises in any jurisdiction.

(f)            All funds administered by or paid to any of the Liberty Group Companies by or on behalf of one or more Liberty Tax Service Franchises or Siempre+ Franchises at any time since May 1, 2016, including funds that Liberty Tax Service Franchises or Siempre+ Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Liberty Tax Service Franchises’ or Siempre+ Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance with the applicable Liberty Tax Service Franchise Agreements and Siempre+ Franchise Agreements in all material respects.

(g)           Either the most recent Liberty Tax Service FDD or SiempreTax+ FDDs or Section 3.29(g) of the Buddy’s Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints, disputes or other proceedings which are pending or, to the Knowledge of Liberty, threatened, from any Liberty Tax Service Franchisee or Siempre+ Franchisee or association purporting to represent a group of Liberty Tax Service Franchisees or Siempre+ Franchisees.

(h)           To the Knowledge of Liberty, since May 1, 2016, neither none of the Liberty Group Companies has (i) offered, sold or granted a Liberty Tax Service Franchise or Siempre+ Franchise to be operated outside of the United States or (ii) other than by setting standards, undertaken responsibility for, asserted control over or otherwise intervened in the day-to-day management of any of Liberty Tax Service Franchisees or Siempre+ Franchisees in any material respect.

Section 3.30      Exclusivity of Representations and Warranties; No Limitation of Other Representations or Warranties. The representations and warranties made by Liberty or its Subsidiaries in this Article III and any Ancillary Agreement are the exclusive representations and warranties made by Liberty and its Subsidiaries in connection with the Transactions and the Ancillary Transactions, and Liberty hereby disclaims any other express or implied representation or warranty with respect to Liberty or its Subsidiaries or with respect to any other information provided to Buddy’s in connection with the Transactions and the Ancillary Transactions. Buddy’s hereby acknowledges that none of Liberty, any of its Subsidiaries, any of their respective equity holders or Representatives, or any other person, has made or is making any other express or implied representation or warranty with respect to Liberty and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Buddy’s or any of its Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Buddy’s or its Representatives in anticipation or contemplation of any of the Transactions or the Ancillary Transactions. Furthermore, in connection with the due diligence investigation of Liberty, its Subsidiaries and their business and operations by and on behalf of Buddy’s and its Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Liberty, its Subsidiaries and their business and operations. Buddy’s hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Buddy’s is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUDDY’S

Except as set forth in the disclosure letter delivered by Buddy’s to Liberty prior to the execution of this Agreement (the “Buddy’s Disclosure Letter”), Buddy’s represents and warrants to Liberty as follows:

Section 4.01      Organization, Standing and Corporate Power. Buddy’s is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as now being conducted. Each other Subsidiary of Buddy’s is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Buddy’s and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Buddy’s has, prior to the date hereof, made available to Liberty a true and complete copy of the certificate of formation of Buddy’s, the Buddy’s LLC Agreement and the charter and bylaws (or comparable organizational documents) of the Subsidiaries of Buddy’s, in each case as amended, restated or otherwise modified to the date of this Agreement. There has been no breach of the Buddy’s LLC Agreement by any person who is or has previously been a party to the Buddy’s LLC Agreement. Since the date of the Buddy’s LLC Agreement, no provision of the Buddy’s LLC Agreement has been amended, modified or waived.

Section 4.02      Subsidiaries. Section 4.02 of the Buddy’s Disclosure Letter lists all the Subsidiaries of Buddy’s and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and, where applicable, are fully paid and nonassessable and are owned directly or indirectly by Buddy’s, free and clear of any Liens other than Permitted Liens. Except for the capital stock or other equity or voting interests of the Subsidiaries listed on Section 4.02 of the Buddy’s Disclosure Letter, Buddy’s does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 4.03      Capital Structure.

(a)            Section 4.03(a) of the Buddy’s Disclosure Letter sets forth, as of the date of this Agreement, each of the Buddy’s Members and lists the Buddy’s Units owned by each such Buddy’s Member. Except the Buddy’s Units owned by the Buddy’s Members, as of the date of this Agreement, there are no outstanding limited liability company interests or other equity interests in Buddy’s.

(b)           There are no outstanding stock appreciation rights, rights to receive Buddy’s Units on a deferred basis or other rights that are linked to the value of Buddy’s Units granted under the Buddy’s Plans. All outstanding Buddy’s Units are, and all Buddy’s Units which may be issued pursuant to the Buddy’s Plans will be, when issued in accordance with the terms thereof, validly issued and not subject to preemptive rights (except to the extent set forth in the Buddy’s LLC Agreement).

(c)            There are no bonds, debentures, notes or other Indebtedness of Buddy’s having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Buddy’s Members may vote. Except as set forth in Section 4.03(c) of the Buddy’s Disclosure Letter, (i) there are not issued, reserved for issuance or outstanding (A) any securities of Buddy’s or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Buddy’s or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Buddy’s or any of its Subsidiaries, or any obligation of Buddy’s or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Buddy’s or any of its Subsidiaries and (ii) there are not any outstanding obligations of Buddy’s or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Buddy’s, its Subsidiaries nor any of the Buddy’s Members is a party to any voting agreement with respect to the voting of any such securities (except for the Buddy’s LLC Agreement).

Section 4.04      Authority; Noncontravention.

(a)            The Buddy’s Board Approval and the Buddy’s Member Approval have been obtained.

(b)           Buddy’s has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Buddy’s of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by all necessary limited liability company action on the part of Buddy’s, and no other limited liability company proceedings on the part of Buddy’s are necessary to authorize the execution and delivery by Buddy’s of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions. This Agreement has been duly executed and delivered by Buddy’s and, assuming due authorization, execution and delivery hereof by Liberty, New Holdco and Merger Sub, is a legal, valid and binding obligation of Buddy’s, enforceable against Buddy’s in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity).

(c)            The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buddy’s is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Buddy’s or any of its Subsidiaries under, (i) the certificate of formation of Buddy’s, the Buddy’s LLC Agreement or the charter and bylaws (or comparable organizational documents) of the Subsidiaries of Buddy’s, (ii) any Contract to which Buddy’s or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or Buddy’s Permit, or (iii) subject to the governmental filings and other matters referred to in Section 4.06, any Law applicable to Buddy’s or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.05      Valid Issuance of Buddy’s Units. The Buddy’s Units have been validly issued and are free and clear of any Liens (other than such Liens created by the New Buddy’s LLC Agreement or applicable securities Laws) and are not subject to any preemptive rights.

Section 4.06      Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Buddy’s or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buddy’s is a party by Buddy’s and the Buddy’s Members or the consummation by Buddy’s and the Buddy’s Members of the Transactions and the Ancillary Transactions, except (a) the governmental approvals, consents and authorizations that are applicable to Buddy’s and its Subsidiaries as set forth in Section 4.06(a) of the Buddy’s Disclosure Letter, pursuant to applicable Laws, for consummation of the Transactions and the Ancillary Transactions, (b) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (c) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.07      Buddy’s Financial Statements; No Undisclosed Liabilities; Other Financial Matters.

(a)            The audited consolidated balance sheets of Buddy’s, as at December 31, 2018, December 31, 2017, and December 31, 2016, and the related audited consolidated income, changes in Buddy’s Members’ equity and cash flow statements of Buddy’s for the fiscal years then ended and the unaudited consolidated income statements of Buddy’s at and for the four (4)-month period ending April 30, 2019 (collectively, the “Buddy’s Financial Statements”), were prepared in accordance with GAAP consistently applied throughout the periods and the dates involved, except as otherwise noted therein and except for the absence of footnotes thereto. Prior to the date of this Agreement, true, complete and correct copies of the Buddy’s Financial Statements, and the accompanying independent auditors’ reports, as applicable, have been made available to Liberty. As of the dates of such financial statements, the Buddy’s Financial Statements fairly present in all material respects the financial position, the results of operations and cash flow of Buddy’s and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (except, in the case of unaudited statements, for normal and recurring year-end adjustments not material in amount).

(b)           Neither Buddy’s nor any of its Subsidiaries maintains any “off-balance sheet arrangements” within the meaning of Item 303 of Regulation S-K of the SEC.

(c)            Neither Buddy’s nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Buddy’s and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent Buddy’s Financial Statements (including any related notes), (ii) incurred in the ordinary course of business since the date of the latest balance sheet included in the most recent Buddy’s Financial Statements or (iii) incurred in connection with this Agreement, the Ancillary Agreements to which Buddy’s is a party, the Transactions and the Ancillary Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(d)           Section 4.07(d) of the Buddy’s Disclosure Letter sets forth the accounts receivable, inventory and current liabilities of Buddy’s and its Subsidiaries, in each case as of June 30, 2019. Such amounts are calculated in accordance with GAAP consistent with the Buddy’s Financial Statements. Since June 30, 2019 there have been no changes to any such amounts or changes to such amounts outside the ordinary course of business, in each case that have not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(e)            Section 4.07(e) of the Buddy’s Disclosure Letter, sets forth, as of 12:01 a.m. on the date hereof, the total Indebtedness for borrowed money of Buddy’s and each of its Subsidiaries and cash of Buddy’s and each of its Subsidiaries. Such amounts are calculated in accordance with GAAP in a manner consistent with the Buddy’s Financial Statements.

(f)            Except for payments required pursuant to a Buddy’s Material Contract or payments to employees or vendors in the ordinary course of business or for tax distributions for the portion of the 2019 tax year ending on June 30, 2019, none of Buddy’s or its Subsidiaries has distributed or otherwise paid or transferred any cash, property or other assets to any Buddy’s Related Party since December 31, 2018.

Section 4.08      Information Supplied. The information supplied by Buddy’s, the Buddy’s Members or any of their respective Affiliates for inclusion in the Schedule TO and the other Offer Documents does not or will not, as applicable, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Buddy’s makes no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by or on behalf of Liberty for inclusion therein.

Section 4.09      Absence of Certain Changes or Events. Since December 31, 2018, until the date of this Agreement, except as expressly required by this Agreement or any Ancillary Agreement, (a) Buddy’s and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b) (i) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, (ii) neither Buddy’s nor one of its Subsidiaries has sold, leased, transferred, assigned or otherwise disposed of any material assets, other than in the ordinary course of business consistent with past practice, (iii) no Contract (or series of related Contracts) to which Buddy’s or one of its Subsidiaries is a party involving annual payments of more than $1,000,000 has been entered into, amended or modified in any material respect, accelerated, terminated, assigned or cancelled, (iv) Buddy’s has not settled, cancelled, comprised, waived or released any right or claim (or series of related rights and claims) involving more than $500,000, other than in the ordinary course of business consistent with past practice, (v) there has been no increase granted in, and no enhancement of the terms of, the compensation (including by issuing any incentive award) or any benefits of any manager, officer, director or employee of Buddy’s or its Subsidiaries, in each case whose base compensation exceeds $100,000, other than in the ordinary course of business consistent with past practice, (vi) Buddy’s and its Subsidiaries have maintained their assets and properties in the ordinary course of business consistent with past practice, (vii) Buddy’s has not (A) declared, set aside or paid any distribution in respect of the Buddy’s Units or other equity interests of Buddy’s (other than tax distributions) or (B) redeemed or purchased any Buddy’s Units or other equity interests of Buddy’s, (viii) neither Buddy’s nor its Subsidiaries have made, changed or revoked any material Tax election, filed an amended Tax Return, settled any Tax audit or changed any Tax accounting periods or methods and (ix) neither Buddy’s, its Subsidiaries nor any of the Buddy’s Members have committed to do any of the foregoing.

Section 4.10      Litigation. There is no material Claim pending or, to the Knowledge of Buddy’s, threatened, and Buddy’s has no Knowledge of any material external investigation pending or threatened with respect to Buddy’s or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Buddy’s or any of its Subsidiaries.

Section 4.11      Contracts.

(a)            Section 4.11(a) of the Buddy’s Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and Buddy’s has, prior to the date of this Agreement, made available to Liberty true and complete copies (including all amendments, modifications, supplements, exhibits, annexes, schedules, extensions or renewals) of the following, other than any Buddy’s Plans (all such Contracts set forth in Section 4.11(a) of the Buddy’s Disclosure Letter, or of the type listed below, together with all amendments, modifications, supplements, exhibits, annexes, extensions and renewals, “Buddy’s Material Contracts”):

(i)             all Contracts between Buddy’s or its Subsidiaries, on the one hand, and (A) a Buddy’s Member, (B) a Buddy’s Franchisee, or any Affiliate of a Buddy’s Franchisee, or (C) a Buddy’s Related Party, on the other hand;

(ii)           all Contracts with vendors of products or services providing for minimum order quantities, minimum purchase requirements or exclusive supply or purchase requirements with a total annual payment or financial commitment exceeding $1,000,000;

(iii)         all Contracts of Buddy’s or any of its Subsidiaries involving payments by or to Buddy’s or any of its Subsidiaries of more than $1,000,000 on an annual basis;

(iv)          all Contracts to which Buddy’s or any of its Subsidiaries is a party, or by which Buddy’s or any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Buddy’s or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Buddy’s or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(v)           all Contracts of Buddy’s or any of its Subsidiaries granting or obtaining any license to Intellectual Property involving payments of more than $500,000 in any calendar year;

(vi)          all joint venture, partnership or other similar agreements involving co-investment with a third party to which Buddy’s or any of its Subsidiaries is a party;

(vii)        all Contracts pursuant to which any Indebtedness of Buddy’s or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $2,500,000 or (B) solely among Buddy’s and/or its Subsidiaries);

(viii)      all Contracts of Buddy’s or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property or other material assets, rights or properties of Buddy’s or any of its Subsidiaries;

(ix)          all Contracts relating to the voting or registration of any securities or providing Buddy’s or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(x)           all Contracts of Buddy’s or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Buddy’s or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, broker’s fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(xi)          all Contracts of Buddy’s or any of its Subsidiaries relating to the settlement of any Claim that provide for any continuing material obligations on the part of Buddy’s or any of its Subsidiaries;

(xii)        all Contracts obligating Buddy’s or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xiii)      all Contracts of Buddy’s or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Buddy’s or any of its Subsidiaries or otherwise, prohibit, limit or restrict the pledging of capital stock of Buddy’s or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Buddy’s or any of its Subsidiaries; and

(xiv)       all Contracts that obligate Buddy’s or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) on or after the date hereof in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 4.11(a) amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A) May 1, 2018 through April 30, 2019 and (B) accruals for the applicable calendar year. Notwithstanding anything to the contrary herein, Contracts of the type described in Section 4.11(a)(i)(B) are not required to be listed in the Buddy’s Disclosure Letter; provided, however, that (1) such Contracts shall constitute Buddy’s Material Contracts for purposes of the other provisions of this Agreement and (2) Buddy’s shall not be in breach of the representations and warranties set forth in this Section 4.11 as a result of such Contracts not being listed in the Buddy’s Disclosure Letter.

(b)           (i) None of Buddy’s or any of its Subsidiaries (A) is, or has received written notice that any other party to any Buddy’s Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Buddy’s Material Contract, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Buddy’s Material Contract and (iii) each such Buddy’s Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Buddy’s or its Subsidiary, and, to the Knowledge of Buddy’s, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clause (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(c)            All Contracts between Buddy’s or any of its Subsidiaries, on the one hand, and Buddy’s Partners LLC or any of its Subsidiaries, on the other hand, are set forth on Section 4.11(c) of the Buddy’s Disclosure Letter. Such Contracts are on terms and conditions no less favorable in the aggregate to Buddy’s and its Subsidiaries than the Contracts between Buddy’s and its Subsidiaries and their other franchisees. True, correct and complete copies of all Contracts set forth on Section 4.11(c) of the Buddy’s Disclosure Letter have been made available or provided to Liberty or its counsel.

Section 4.12      Suppliers. Section 4.12 of the Buddy’s Disclosure Letter sets forth a true and complete list of the top 20 suppliers of Buddy’s and its Subsidiaries (based on the spend attributable to such supplier during the fiscal year ended December 31, 2018, and the current fiscal year to date). None of the suppliers listed in Section 4.12 of the Buddy’s Disclosure Letter (a) has cancelled or otherwise terminated any Contract with Buddy’s or its applicable Subsidiary prior to the expiration of the Contract term, or (b) to the Knowledge of Buddy’s, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with Buddy’s or its Subsidiaries or to reduce substantially its sale to Buddy’s or its Subsidiaries of any products, equipment, goods or services, except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.13      Compliance with Laws.

(a)            Buddy’s and each of its Subsidiaries are and have been since May 1, 2016, in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Buddy’s and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, government program provider agreements, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Buddy’s Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Buddy’s Permit, except for such violations, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buddy’s Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Buddy’s Permit, except where such termination, revocation, cancellation, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(b)           Since May 1, 2016, (i) neither Buddy’s nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Buddy’s or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Buddy’s Permit and (ii) neither Buddy’s nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.14      Buddy’s Employee Benefit Plans.

(a)            Section 4.14(a) of the Buddy’s Disclosure Letter sets forth a true and complete list of each material Buddy’s Plan. With respect to each material Buddy’s Plan, Buddy’s has provided or made available to Liberty or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Buddy’s Plan and all amendments thereto; (ii) the most recent annual report and accompanying schedules; (iii) the current summary plan description and any summaries of material modifications; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by any of the Buddy’s Group Companies from the IRS regarding the tax-qualified status of such Buddy’s Plan; (vi) the most recent written results of all testing for compliance with applicable requirements of the Code; and (vii) copies of any material correspondence with the IRS, Department of Labor or other Governmental Authorities.

(b)           Except as would not reasonably be expected to have individually or in the aggregate, a Buddy’s Material Adverse Effect, each Buddy’s Plan has been established, administered and funded (i) in accordance with its express terms and (ii) in compliance with all applicable Laws, including ERISA and the Code. There are no pending or, to the Knowledge of Buddy’s, threatened actions, claims or lawsuits against or relating to the Buddy’s Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Buddy’s Plans with respect to the operation of such plans (other than routine benefits claims), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. As of the date hereof, no Buddy’s Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(c)            With respect to each Buddy’s Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has at all times since its adoption been so qualified and has received a current determination letter (or is the subject of a current opinion letter in the case of any prototype plan) from the IRS on which the Buddy’s Group Companies can rely that the form of such Buddy’s Plan is so qualified and that its trust is exempt from tax under Section 501(a) of the Code, and, to the Knowledge of Buddy’s, nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. No stock or other securities issued by any of the Buddy’s Group Companies forms or has formed any part of the assets of any Buddy’s Plan that is intended to qualify under Section 401(a) of the Code.

(d)           No Buddy’s Plan is, and none of the Buddy’s Group Companies or any Buddy’s ERISA Affiliate have ever sponsored, established, maintained, contributed to or been required to contribute to, or in any way has any liability (whether on account of a Buddy’s ERISA Affiliate or otherwise), directly or indirectly, with respect to any plan that is, (i) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (ii) a Multiemployer Plan, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

(e)            None of the Buddy’s Plans provide medical, health, life or other welfare benefits for former employees or for present employees after termination of employment, except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable Law or at the sole expense of the participant or the participant’s beneficiary.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect or as set forth in Section 4.14(f) of the Buddy’s Disclosure Letter, none of the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transactions or Ancillary Transactions will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director or other individual service provider of any of the Buddy’s Group Companies or with respect to any Buddy’s Plan; (ii) increase any benefits otherwise payable under any Buddy’s Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, or the forgiveness of indebtedness of any current or former employee, officer, director or other individual service provider of any of the Buddy’s Group Companies; or (iv) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Buddy’s Plan.

(g)           Except as specifically set forth in Section 4.14(g) of the Buddy’s Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in any payment or benefit by any of the Buddy’s Group Companies (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           No Buddy’s Plan covers any employees, officers, directors or other individual service providers of any of the Buddy’s Group Companies residing or working outside of the United States.

Section 4.15      Taxes.

(a)            Buddy’s and each of its Subsidiaries have timely filed with the appropriate Governmental Authorities, or have caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other material Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All income, franchise and other material Taxes due and payable by or with respect to Buddy’s and each of its Subsidiaries (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Buddy’s and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b)           Neither Buddy’s nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Buddy’s and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c)            Neither Buddy’s nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d)           Neither Buddy’s nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buddy’s) or (ii) has any liability for the Taxes of any person (other than Buddy’s or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e)            No audits, investigations or other administrative or court proceedings are pending with any Governmental Authority or court with respect to any material Taxes of Buddy’s or any of its Subsidiaries, and no written notice thereof has been received by Buddy’s or any of its Subsidiaries. Neither Buddy’s nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f)            No written claim that could give rise to material Taxes has been made by a taxing authority in a jurisdiction where Buddy’s or any of its Subsidiaries does not file Tax Returns that Buddy’s or any of its Subsidiaries is or may be subject to taxation in that jurisdiction or required to file a Tax Return in that jurisdiction.

(g)           No Liens for material Taxes exist with respect to any properties or other assets of Buddy’s or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h)           All material Taxes required to be withheld by Buddy’s or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper Governmental Authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i)             Neither Buddy’s nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(j)             Neither Buddy’s nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(k)           Neither Buddy’s nor any of its Subsidiaries has received a ruling, technical advice memorandum or similar document from any Governmental Authority with respect to Taxes.

(l)             Except as set forth on Section 4.15(l) of the Buddy’s Disclosure Letter, since its inception, Buddy’s has continually been treated as a partnership for U.S. federal income tax purposes (and applicable state and local tax purposes) and as of the Closing Date (prior to Closing) will be treated as a partnership for federal income tax purposes (and applicable state and local tax purposes). Since its inception, each Subsidiary of Buddy’s has continually been treated as a disregarded entity for U.S. federal income tax purposes (and applicable state and local tax purposes) and, as of the Closing Date, will be treated as a disregarded entity for federal income tax purposes (and applicable state and local tax purposes).

(m)          Neither Buddy’s nor any of its Subsidiaries is required to, or will be required to make, any deferred payments pursuant to Section 965(h) of the Code.

Section 4.16      Intellectual Property.

(a)            To the Knowledge of Buddy’s, Buddy’s, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Buddy’s or its Subsidiaries as presently conducted (“Buddy’s Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect; provided that the representation and warranty in this Section 4.16(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b)           Section 4.16(b) of the Buddy’s Disclosure Letter identifies as of the date hereof each item of Buddy’s Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Buddy’s or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Buddy’s Intellectual Property”).

(c)            As of the date of this Agreement, the title in each item of Registered Buddy’s Intellectual Property in which Buddy’s or any of its Subsidiaries has an ownership interest of any nature is properly recorded in the name of Buddy’s and/or its Subsidiaries. Each named inventor on each item of Registered Buddy’s Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Buddy’s or one of its Subsidiaries (in each case where such assignment is required by applicable Law to perfect Buddy’s or its Subsidiaries rights in such patent or patent application).

(d)           Within the two (2) years prior to the date hereof, neither Buddy’s nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Buddy’s Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(e)            With respect to each item of Registered Buddy’s Intellectual Property owned by Buddy’s or any of its Subsidiaries, to the Knowledge of Buddy’s; (i) all such Registered Buddy’s Intellectual Property is valid and enforceable; and (ii) all necessary documents, recordations and certificates in connection with such Registered Buddy’s Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Buddy’s Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(f)            Certain Intellectual Property Proceedings.

(i)             To the Knowledge of Buddy’s, no claims or threat of claims within the two (2) years prior to the date of this Agreement have been asserted in writing by any third party against Buddy’s or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Buddy’s and its Subsidiaries of the Buddy’s Intellectual Property or (B) alleging that the conduct of the business of Buddy’s and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party, except to the extent such infringement claim has not been would not reasonably be expected to be, individually or in the aggregate, material to Buddy’s or its Subsidiaries.

(ii)           To the Knowledge of Buddy’s, the conduct of the businesses of Buddy’s and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party. The representations set forth in this Section 4.16(f)(ii) are the only representations given by Buddy’s and its Subsidiaries with respect to non-infringement of Intellectual Property.

(iii)         No unresolved claims or threat of claims within the two (2) years prior to the date of this Agreement have been asserted in writing by Buddy’s or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Buddy’s Intellectual Property.

(iv)          To the Knowledge of Buddy’s, no third party is infringing, misappropriating or otherwise violating any Buddy’s Intellectual Property.

(g)           Buddy’s and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their material Trade Secrets.

Section 4.17      Real Property.

(a)            Neither Buddy’s nor any of its Subsidiaries currently owns any real property. Section 4.17(a) of the Buddy’s Disclosure Letter contains (i) a complete and accurate list, by property, city, state and country, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Buddy’s or any of its Subsidiaries (the “Buddy’s Leased Real Property”) and (ii) a description of each Buddy’s Lease and all amendments, modifications and supplements thereto.

(b)           The Buddy’s Leased Real Property, is sufficient in all material respects for the operation of the business currently conducted by Buddy’s and its Subsidiaries in the ordinary course of business consistent with past practice.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Buddy’s or any of its Subsidiaries leases, licenses or subleases any Buddy’s Leased Real Property (each, a “Buddy’s Lease” and, collectively, the “Buddy’s Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Buddy’s Lease by the other parties thereto and except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as set forth in each of Section 4.04(c) of the Buddy’s Disclosure Letter and Section 4.17(a) of the Buddy’s Disclosure Letter, Buddy’s has made available to Liberty (in each case, together with all material amendments, assignments, modifications, supplements, waivers or other changes thereto) true and complete copies of all Buddy’s Leases and, in the case of any oral Buddy’s Lease, a written summary of the material terms of such Buddy’s Lease, to which Buddy’s or any of its Subsidiaries is a party. Except as would not be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, none of Buddy’s or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Buddy’s Leased Real Property.

(d)           There exists no default or event of default on the part of Buddy’s or any of its Subsidiaries under any Buddy’s Leases or, to the Knowledge of Buddy’s, any other party thereto, in each case that has not been cured and to the Knowledge of Buddy’s, no condition exists that with notice or lapse of time would constitute a default by Buddy’s or any of its Subsidiaries or any other party thereunder, in each case that has not been cured, or that has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. None of Buddy’s or any of its Subsidiaries has received written notice of any default or event of default under any Buddy’s Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.18      Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Buddy’s, threatened by any person against, Buddy’s, any of its Subsidiaries or, to the Knowledge of Buddy’s, any person whose liability Buddy’s or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law with respect to any matters relating to or arising out of any Environmental Law, (b) Buddy’s and its Subsidiaries have at all times been and are presently in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable Environmental Laws for its operations as conducted at such time, (c) Buddy’s and its Subsidiaries do not have any Environmental Liabilities and (d) with respect to any real property currently owned or leased by Buddy’s or its Subsidiaries, there have been no Releases by Buddy’s or any of its Subsidiaries of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Buddy’s or its Subsidiaries.

Section 4.19      Buddy’s Employment and Labor Matters.

(a)            Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, the Buddy’s Group Companies are and, during the two (2) years prior to the date hereof, have been in compliance with all applicable Laws relating to the hiring of employees and employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.

(b)           None of the Buddy’s Group Companies is delinquent in payment to any of its current or former employees, officers, directors or other individual service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such employees, officers, directors or other individual service providers or in payments owned upon any termination of such person’s employment or service.

(c)            None of the Buddy’s Group Companies is a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or similar organization applicable to employees of the Buddy’s Group Companies and, to the Knowledge of Buddy’s, there are no activities or proceedings of any labor union, works council or similar organization to organize any such employees. Additionally, except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to the Buddy’s Group Companies or any employee or other individual service provider thereof; (ii) there is no labor strike, material slowdown, material dispute, or material work stoppage or lockout pending or, to the Knowledge of Buddy’s, threatened against or affecting any of the Buddy’s Group Companies, and none of the Buddy’s Group Companies has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no charges with respect to or relating to any of the Buddy’s Group Companies pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(d)           To the Knowledge of Buddy’s, no officer or key employee, or group of key employees, intends to terminate their employment with the Buddy’s Group Companies, and no Buddy’s Group Company has a present intention to terminate the employment of any of the foregoing.

(e)            To the Knowledge of Buddy’s, since May 1, 2016, (i) no allegations of sexual harassment or sexual misconduct have been made against any director, officer or other managerial employee of the Buddy’s Group Companies (other than any which, having been appropriately investigated, have been found to not have been substantiated), and (ii) none of the Buddy’s Group Companies has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any employee, officer, director or other individual service provider of the Buddy’s Group Companies.

Section 4.20      Insurance. Section 4.20 of the Buddy’s Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which Buddy’s or any Subsidiary is currently a party (the “Buddy’s Policies”). All Buddy’s Policies are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Since May 1, 2016, no notice of cancellation or termination has been received with respect to any Buddy’s Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Since May 1, 2016, each of Buddy’s and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Buddy’s and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect. Section 4.20 of the Buddy’s Disclosure Letter sets forth the premium paid by Buddy’s and its Subsidiaries for directors’ and officers’ liability insurance for its last full policy year.

Section 4.21      Prohibited Persons.

(a)            Neither Buddy’s nor any of its Subsidiaries nor, to the Knowledge of Buddy’s, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect, neither Buddy’s nor any of its Subsidiaries nor, to the Knowledge of Buddy’s, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c)            Neither Buddy’s nor any of its Subsidiaries nor, to the Knowledge of Buddy’s, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Buddy’s or any of its Subsidiaries, taken any action in violation of the FCPA or any other Anti-Corruption Laws.

(d)           Neither Buddy’s nor any of its Subsidiaries nor, to the Knowledge of Buddy’s, any of its brokers or agents is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Buddy’s or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 4.22      Transactions with Related Parties. Except with respect to the Buddy’s Plans, since May 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Buddy’s or any of its Subsidiaries was or is to be a party, with a Buddy’s Member or a director, manager, officer or employee of a Buddy’s Member, Buddy’s or its Subsidiaries.

Section 4.23      Brokers and Other Advisors. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Buddy’s or its Subsidiaries or Affiliates.

Section 4.24      Requisite Buddy’s Written Consent. Pursuant to and in accordance with the Buddy’s LLC Agreement, Buddy’s has obtained the Buddy’s Board Approval and the Buddy’s Member Approval. No other vote or approval of holders of any class or series of membership interests or other equity interests of Buddy’s is necessary to consummate the Transactions or the Ancillary Transactions.

Section 4.25      No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which any of Buddy’s or any of its Subsidiaries is a party or by which it is otherwise bound.

Section 4.26      Privacy and Data Security.

(a)            Buddy’s and its Subsidiaries comply in all respects with, and have at all times complied in all respects with, all applicable Data Protection Laws, except where the failure to comply with all applicable Data Protection Laws would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(b)           Neither Buddy’s nor any of its Subsidiaries have received any written subpoenas, demands or other notices from any Governmental Authority investigating, inquiring into or otherwise relating to any actual or potential violation of any Data Protection Law and, to the Knowledge of Buddy’s, neither Buddy’s nor any of its Subsidiaries are under investigation by any Governmental Authority for any actual or potential violation of any Data Protection Law, except where any such subpoena demand or other notice or investigation would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(c)            Buddy’s and its Subsidiaries have each taken commercially reasonable steps, compliant with applicable Data Protection Laws, to protect Personal Data in the possession and/or control of Buddy’s or its Subsidiaries from unauthorized use, access, disclosure and modification, except where the failure to take such commercially reasonable steps would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

(d)           Since May 1, 2016, to the Knowledge of Buddy’s, except as set forth in Section 4.26(d) of the Buddy’s Disclosure Letter, neither Buddy’s nor any of its Subsidiaries has experienced any failures, crashes, security breaches, unauthorized access, use, disclosure, or modification, or other adverse events or incidents related to Personal Data that would require notification of individuals, law enforcement, or any Governmental Authority or any remedial action under any Data Protection Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Buddy’s Material Adverse Effect.

Section 4.27      Franchise Matters.

(a)            The Buddy’s Group Companies currently offer and sell Franchises only for the Buddy’s franchise program. Buddy’s has provided Liberty with access to true and complete copies of all currently effective (i) Franchise Agreements in which Buddy’s or any of its Subsidiaries has granted rights to third parties to develop, operate or license others to develop or operate any Buddy’s franchise stores within one or more specific geographic areas or at specific locations and (ii) Franchise Agreements of any other nature (collectively, the “Buddy’s Specified Agreements”), in each case to which Buddy’s or any of its Subsidiaries is a party or by which Buddy’s or any of its Subsidiaries or its or their properties is bound (other than any such agreements between Buddy’s and its Subsidiaries or among its Subsidiaries) and that grant to any Person the right to develop, operate or license others to develop or operate a Buddy’s Franchise within one or more specific geographic areas.

(b)           Buddy’s has provided Liberty with a true and complete list of all Buddy’s Franchisees, together with the total royalties paid by each such Buddy’s Franchisee to any of the Buddy’s Group Companies during the fiscal year 2018.

(c)            Except as set forth in Section 4.27(c) of the Buddy’s Disclosure Letter, the execution, delivery and performance by Buddy’s of this Agreement does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buddy’s or any of its Subsidiaries under or any right of rescission or set-off under, any provision of any Buddy’s Specified Agreement.

(d)           Except as set forth in Section 4.27(d) of the Buddy’s Disclosure Letter, Buddy’s has provided Liberty with true and complete copies of all Buddy’s FDDs that Buddy’s or any of its Subsidiaries have used to offer or sell Buddy’s Franchises at any time since May 1, 2016. Since May 1, 2016, Buddy’s and its Subsidiaries have prepared and maintained each of the Buddy’s FDDs in accordance with applicable Franchise Laws, and have not, in any such Buddy’s FDDs or in any registration, application or filing with any Governmental Authority under any Franchise Laws, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except in each case as would not individually, or in the aggregate, have a material adverse effect on the Buddy’s Group Companies. Neither Buddy’s nor any of its Subsidiaries have received notice of any actual or, to the Knowledge of Buddy’s, threatened, Claims by any Governmental Authority in which the franchising activities of Buddy’s or any of its Subsidiaries are or may be involved, other than comment letters, requests for information and other routine inquiries.

(e)            Neither Buddy’s nor any of its Subsidiaries is subject to any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award that would prohibit or restrict the offer or sale of Buddy’s Franchises in any jurisdiction.

(f)            All funds administered by or paid to Buddy’s or any of its Subsidiaries by or on behalf of one or more Buddy’s Franchises at any time since May 1, 2016, including funds that Buddy’s Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Buddy’s Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance with the applicable Buddy’s Franchise Agreements in all material respects.

(g)           Either the most recent Buddy’s FDD or Section 4.27(g) of the Buddy’s Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints, disputes or other proceedings which are pending or, to the Knowledge of Buddy’s, threatened from any Buddy’s Franchisee or association purporting to represent a group of Buddy’s Franchisees.

(h)           To the Knowledge of Buddy’s Group Companies, since May 1, 2016, neither Buddy’s nor any of its Subsidiaries has (i) offered, sold or granted a Buddy’s Franchise to be operated outside of the United States or (ii) other than by setting standards, undertaken responsibility for, asserted control over or otherwise intervened in the day-to-day management of any of Buddy’s Franchisees in any material respect.

Section 4.28      Debt Financing. The net proceeds from any Debt Financing, when taken together with the proceeds to be funded pursuant to the Subscription Agreements and the amounts drawn (or that are permitted to be drawn) under the Existing Credit Facilities related to Liberty (as amended as of the date hereof) for purposes of paying the costs, fees, expenses and taxes described in clause (c) of this Section 4.28, will be sufficient to pay an amount equal to the sum of (a) the aggregate purchase price for the maximum number of shares of Liberty Common Stock capable of being tendered in the Tender Offer, plus (b) the amount required to discharge in full all Indebtedness under the Existing Credit Facilities related to Buddy’s as of the Closing Date in accordance with the Payoff Letters, plus (c) the amounts required for Liberty to pay the costs, fees, expenses and taxes required to be paid thereby pursuant to the terms of this Agreement or in connection with the this Agreement and the Transactions and the Ancillary Transactions, including the costs, fees and expenses associated with any Debt Financing. As of the date of this Agreement, no event has occurred which would constitute or would reasonably be expected to constitute a breach or default (or an event which with notice or lapse of time or both would constitute or would reasonably be expected to constitute a default) on the party of Buddy’s or, to the Knowledge of Buddy’s, any other party, under any Debt Financing.

Section 4.29      State Takeover Statutes. Assuming the accuracy of the representations and warranties of Liberty, New Holdco, Merger Sub and their respective Subsidiaries contained in this Agreement and the Ancillary Agreements, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation is applicable to Buddy’s, any of its Subsidiaries, the Transactions or the Ancillary Transactions.

Section 4.30      Exclusivity of Representations and Warranties; No Limitation of Other Representations or Warranties. The representations and warranties made by Buddy’s or any of its Subsidiaries in this Article IV and any Ancillary Agreement are the exclusive representations and warranties made by Buddy’s in connection with the Transactions and the Ancillary Transactions. Buddy’s hereby disclaims any other express or implied representation or warranty with respect to Buddy’s or its Subsidiaries or with respect to any other information provided to Liberty in connection with the Transactions and the Ancillary Transactions. Liberty hereby acknowledges that none of Buddy’s, any of its Subsidiaries, any of their respective equity holders or Representatives, or any other person, has made or is making any other express or implied representation or warranty with respect to Buddy’s and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Liberty or its Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Liberty or its Subsidiaries or Representatives in anticipation or contemplation of any of the Transactions or the Ancillary Transactions. Furthermore, in connection with the due diligence investigation of Buddy’s, its Subsidiaries and their business and operations by and on behalf of Liberty and its Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Buddy’s, its Subsidiaries and their business and operations. Liberty hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Liberty is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto.

Article V
ADDITIONAL AGREEMENTS

Section 5.01      Proxy Statement.

(a)            Subject to the last sentence of Section 5.02, as promptly as reasonably practicable after the Closing, but in any event no later than forty-five (45) days following the Closing Date, Liberty shall prepare and file with the SEC the Proxy Statement. Liberty will use its reasonable best efforts to (i) cause the Proxy Statement, when filed, to comply in all material respects with all legal requirements applicable thereto and (ii) respond as promptly as reasonably practicable to, and resolve all comments received from, the SEC or its staff concerning the Proxy Statement. Except to the extent that the Liberty Board determines in good faith, after consultation with its outside counsel, that it would reasonably be likely to result in a breach of its fiduciary duties to the stockholders of Liberty under applicable Law, the Proxy Statement shall include the recommendation of the Liberty Board that the stockholders of Liberty approve the Liberty Charter Amendments.

(b)           No filing of, or amendment or supplement to, the Proxy Statement, or response to SEC comments with respect thereto, will be made by Liberty, without providing the Member Representative a reasonable opportunity to review and comment thereon. Liberty will cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable following confirmation by the SEC that the SEC has no further comments on the Proxy Statement and after the Proxy Statement has become definitive (but in no event, if applicable, earlier than the record date set by Liberty following the Closing for the Liberty Stockholder Meeting).

(c)            Liberty will promptly notify the Member Representative upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and will, as promptly as reasonably practicable after receipt thereof, provide the Member Representative with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise the Member Representative on any oral comments with respect to the Proxy Statement received from the SEC.

(d)           Liberty will also use its reasonable best efforts to take any other action required to be taken under the General Corporation Law of the State of Delaware, the Liberty Charter, the Liberty Bylaws, the Exchange Act and the rules and regulations thereunder in connection with the Liberty Stockholder Meeting. If at any time following the Closing any information relating to Liberty or any of its Affiliates, officers or directors, is discovered by Liberty which should be set forth in an amendment or supplement to the Proxy Statement so that it would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Liberty shall promptly notify the Member Representative and Liberty shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to stockholders of Liberty.

Section 5.02      Liberty Stockholder Meeting. Liberty shall take all action necessary under applicable Law to call, give notice of and hold a meeting of its stockholders (the “Liberty Stockholder Meeting”) for the purposes of adopting the Liberty Charter Amendments and thereby approving the Liberty Charter Amendments, which Liberty Stockholder Meeting shall be held after the Closing Date as promptly as reasonably practicable following confirmation by the SEC that the SEC has no further comments on the Proxy Statement and that such Proxy Statement has become definitive. Liberty shall not, without the consent of the Member Representative (which shall not be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Liberty Stockholder Meeting; provided, that Liberty may, without the consent of (but after consultation with) the Member Representative, adjourn or postpone the Liberty Stockholder Meeting (i) if, as of the time for which the Liberty Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Liberty capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Liberty Stockholder Meeting, (ii) if the failure to adjourn or postpone the Liberty Stockholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement or (iii) to solicit additional proxies if Liberty or the Special Committee reasonably determines in good faith that it is advisable or necessary to do so in order to obtain the approval of the Liberty stockholders, as required under the Liberty Charter and applicable Law, of the Liberty Charter Amendments. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, if, following the Closing, stockholders of Liberty holding the requisite percentage of the outstanding shares of Liberty Common Stock and Liberty Voting Non-Economic Preferred Stock necessary to approve the Liberty Charter Amendments pursuant to the Liberty Charter and applicable Law deliver one or more written consents to Liberty approving the Liberty Charter Amendments, then Liberty shall not be required to hold the Liberty Stockholder Meeting.

Section 5.03      D&O Indemnification; D&O Insurance.

(a)            From and after the Closing, Liberty shall, and shall cause the Surviving Company and each of its applicable Subsidiaries to, indemnify, defend and hold harmless, and provide advancement of expenses to, (x) the current and former managers, directors and officers of Buddy’s (the “Buddy’s Parent Indemnified Parties”) to the fullest extent permitted by applicable Law and (to the fullest extent permitted by applicable Law) to the extent provided for in the organizational documents of Buddy’s with respect to the managers and officers of Buddy’s in effect on the date hereof, and (y) the current and former managers, directors and officers of any Subsidiary of Buddy’s (the “Buddy’s Subsidiary Indemnified Parties” and, collectively with the Buddy’s Parent Indemnified Parties, the “Buddy’s Indemnified Parties”) to the fullest extent permitted by applicable Law and (to the fullest extent permitted by applicable Law) to the extent provided for in the organizational documents of Buddy’s or its applicable Subsidiary with respect to the managers and officers thereof in effect as of the date hereof, in each case from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation (including any Claim), whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement, the performance of Buddy’s obligations under this Agreement and the consummation of the Transactions or arising out of or pertaining to the Transactions, but expressly excluding any acts or omissions of any such person in a capacity other than as a manager, director or officer of Buddy’s), whether asserted or claimed prior to, at or after the Closing.

(b)           It is understood and agreed that all rights to indemnification, expense advancement and exculpation existing in favor of each current and former manager, director, officer and employee of Buddy’s or any of its Subsidiaries as provided in the charter or organizational documents of Liberty, Buddy’s or their respective Subsidiaries (including any certificate of incorporation, formation or partnership, bylaws, operating agreement, limited liability company agreement and partnership agreement), in each case as in effect on the date of this Agreement, or under any other agreements in effect on the date of this Agreement (true, correct and complete copies of which have been delivered, as applicable, by Liberty and Buddy’s to Buddy’s and Liberty, respectively), will survive the Transactions and the Ancillary Transactions and Liberty and its Subsidiaries (including, from and after the Closing, Buddy’s and its Subsidiaries) will (i) continue in full force and effect for a period of at least six (6) years from the Closing Date (or, if any relevant claim is asserted or made within such six (6) year period, until final disposition of such claim) such rights to indemnification, expense advancement and exculpation and (ii) perform, in a timely manner, Liberty’s or its Subsidiaries’ obligations with respect thereto (including, from and after the Closing, such obligations of Buddy’s and its Subsidiaries). Any claims for indemnification, expense advancement and exculpation pursuant to such agreements and charters and organizational documents as to which Liberty has received written notice before the sixth (6th) anniversary of the Closing Date will survive, whether or not those claims will have been finally adjudicated or settled, and no action taken during such period may be deemed to diminish the obligations set forth in this Section 5.03(b).

(c)            For at least six (6) years after the Closing Date, Liberty shall maintain in effect coverage under the current directors’ and officers’ liability insurance of Liberty, Buddy’s and their respective Subsidiaries in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions) with respect to the Buddy’s Indemnified Parties (true and complete copies of which have been heretofore made available to the applicable parties), on terms with respect to such coverage and amount no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that Liberty may substitute therefor a tail policy or policies containing terms with respect to coverage and amount that are no less favorable to such Buddy’s Indemnified Parties. The covenants contained in this Section 5.03(c) are intended to be for the benefit of, and shall be enforceable by, each of the Buddy’s Indemnified Parties and their respective heirs and legal Representatives, and shall not be deemed exclusive of any other rights to which a Buddy’s Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

Section 5.04      Fees and Expenses. Except as otherwise expressly set forth in this Agreement and the Ancillary Agreements, all fees and expenses incurred in connection with this Agreement, the Ancillary Agreements, the Transactions and the Ancillary Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions or the Ancillary Transactions are consummated; provided, that if the Closing occurs, Liberty shall pay (or, if applicable, reimburse the applicable party for) all of the reasonable and documented out-of-pocket fees and expenses incurred by Liberty, Buddy’s and their respective Affiliates in connection with this Agreement, the Ancillary Agreements, the Transactions and the Ancillary Transactions prior to the Closing; provided, further, that Liberty shall not have any obligation to pay for or reimburse any party or any of their respective Affiliates for any representation and warranty insurance policy obtained by any person other than Liberty.

Section 5.05      Public Announcements. Buddy’s and Liberty agree that the initial press release to be issued with respect to the Transactions and the Ancillary Transactions shall be in the form heretofore agreed. Except with respect to such initial press release, the Member Representative shall not, and shall cause the Buddy’s Members not to, issue any press release, public statement or disclosure with respect to this Agreement, the Ancillary Agreements, the Transactions and the Ancillary Transactions or the terms thereof except as may be required by Law.

Section 5.06      Employee Matters.

(a)            For purposes of eligibility, vesting and benefit accrual, level and entitlement, with respect to any benefit plan, program or arrangement (other than any defined benefit pension plan, retiree medical program or other retiree welfare benefit program), Liberty shall cause each Liberty Group Company, each Buddy’s Group Company and each of their respective Affiliates to recognize (or with respect to any insured arrangement, use commercially reasonable efforts to recognize) the service of individuals who are employed by a Liberty Group Company or a Buddy’s Group Company immediately prior to the Closing and who remain employed thereafter by Liberty Group Company, each Buddy’s Group Company and each of their respective affiliates (the “Affected Employees”) to the same extent as such service was taken into account under the corresponding Liberty Plan or Buddy’s Plan for those purposes; provided, however, that such recognition shall not result in a duplication of benefits.

(b)           With respect to any welfare plan maintained, sponsored or contributed to by any Liberty Group Company or Buddy’s Group Company in which Affected Employees are eligible to participate after the Closing, Liberty shall, and shall cause each Liberty Group Company, each Buddy’s Group Company and each of their respective affiliates to use commercially reasonable efforts to, and cause any insurer with respect to such Liberty Plan or Buddy’s Plan to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied (or not applicable) under the applicable welfare plans prior to the Closing and (ii) provide each such employee with credit for any co-payments, deductibles and out-of-pocket expenses paid prior to the Closing and in the applicable plan year in which the Closing occurs in satisfying any analogous co-payment deductible or out-of-pocket requirements.

(c)            Nothing in this Section 5.06 shall be treated as an establishment of, amendment of, or undertaking to establish or amend, any benefit plan or shall limit the right of any Liberty Group Company, any Buddy’s Group Company or any of their respective affiliates to amend, terminate or otherwise modify any Liberty Plan or Buddy’s Plan following the Closing Date.  The provisions of this Section 5.06 are solely for the benefit of the parties to this Agreement and nothing in this Section 5.06, express or implied, shall confer upon any Affected Employee or legal representative or beneficiary thereof or any other person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other person under a Liberty Plan or Buddy’s Plan that such employee or beneficiary or other person would not otherwise have under the terms of that Liberty Plan or Buddy’s Plan.

Section 5.07      Transfer Taxes. All Transfer Taxes shall be borne by Liberty.

Section 5.08      Tax Treatment. For U.S. federal income tax purposes (and any corresponding or similar provision of state or local tax law), (a) the Merger shall be treated as a nontaxable contribution of the assets held by New Holdco by Liberty to Buddy’s, pursuant to Section 721 of the Code and (b) New Holdco shall be treated as a continuation of Buddy’s and the Buddy’s Members shall roll over their Buddy’s Units into New Holdco Units, on a tax-free basis (except with respect to the receipt of any Liberty Voting Non-Economic Preferred Stock), pursuant to Section 708 of the Code and the Treasury Regulations thereunder, and no party hereto shall take a position inconsistent with the preceding sentence on any Tax Return or otherwise except as otherwise required pursuant to a final determination, as defined in Section 1313(a) of the Code (or any analogous provision of state or local Tax Law) or any other event that finally and conclusively establishes the amount of any liability for Tax.

Section 5.09      Pass-Through Tax Returns.

(a)            The Member Representative shall prepare and file (or cause to be prepared and filed) all Pass-Through Tax Returns for any taxable period ending on or prior to the Closing Date that are due prior to the Closing Date, and all such Pass-Through Tax Returns shall be prepared in a manner consistent with the past practice unless required by applicable Law.

(b)           Liberty shall prepare and file (or cause to be prepared and filed) (i) all Pass-Through Tax Returns for any taxable period ending on or prior to the Closing Date that are due after the Closing Date and (ii) all Pass-Through Tax Returns for any taxable period that includes, but does not end on, the Closing Date. Any Pass-Through Tax Return described in this Section 5.09(b) shall, subject to the next sentence, be prepared and filed by Liberty in a manner consistent with the past practices of Buddy’s unless required by applicable Law. Any Pass-Through Tax Return described in Section 5.09(b)(ii) shall apply the provisions of Treasury Regulations Section 1.706-4 using the “interim closing method” as described therein by closing the books of Buddy’s on the Closing Date. Drafts of such Pass-Through Tax Returns shall be submitted to the Member Representative not less than thirty (30) days prior to the due date for filing such Pass-Through Tax Returns (taking into account any valid extensions of time to file) for its review and comment and such Pass-Through Tax Returns shall reflect any reasonable written comments of the Member Representative that are provided within fifteen (15) days of receiving such Pass-Through Tax Return. The Member Representative shall provide Liberty with any information or documentation reasonably requested by Liberty to prepare the Pass-Through Tax Returns described in this Section 5.09(b), and Liberty shall provide the Member Representative with any information or documentation reasonably requested by the Member Representative to review the Pass-Through Tax Returns described in this Section 5.09(b).

(c)            All Taxes shown on any Pass-Through Tax Return that are allocable to a taxable period (or portion thereof) beginning after the Closing Date shall be paid by New Holdco and its Subsidiaries.

(d)           Liberty and its Subsidiaries shall promptly notify the Member Representative in writing upon any notice of any pending or threatened claim, audit, examination, assessment or any other proceeding with respect to any Pass-Through Tax Returns for which the Buddy’s Members could be liable (“Pass-Through Tax Claim”). The Member Representative shall have the right, at the sole and exclusive cost of Liberty, to control the defense of any such Pass-Through Tax Claim and employ counsel of its choice in connection therewith; provided, that Liberty shall have the right to participate in the defense of such Pass-Through Tax Claim.

(e)            Without the prior written consent of the Member Representative, neither Liberty nor its Subsidiaries shall (i) file any amended Pass-Through Tax Return with respect to any taxable period, or portion thereof, ending on or prior to the Closing Date; (ii) extend or waive the applicable statute of limitations with respect to any Pass-Through Tax Return for a taxable period, or portion thereof, ending on or prior to the Closing Date; (iii) file any ruling or request or enter into any voluntary disclosure with any taxing authority with respect to any Pass-Through Tax Return for any taxable period, or portion thereof, ending on or prior to the Closing Date; or (iv) make any Tax election on a Pass-Through Tax Return that is retroactive to any taxable period, or portion thereof, ending on or prior to the Closing Date.

(f)            Liberty and its Subsidiaries shall cooperate fully with the Member Representative, as and to the extent reasonably requested by the Member Representative, in connection with the preparation and filing of any Pass-Through Tax Returns and with respect to any Pass-Through Tax Claim. Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided thereunder.

(g)           All Tax sharing, Tax allocation, Tax indemnity agreements or similar agreements or arrangements with respect to Taxes (except for any commercial agreements no principal purpose of which is related to Taxes), if any, to which Buddy’s or Liberty is a party (other than any agreement solely between Buddy’s or Liberty, on the one hand, and a Subsidiary thereof, on the other hand), shall be terminated as of the Closing Date and, after the Closing Date, Buddy’s and Liberty, as applicable, shall not be bound thereby or have any liability thereunder.

(h)           Vintage RTO, L.P., in its capacity as “partnership representative” of Buddy’s and in its capacity as Member Representative, shall make a “push out” election pursuant to Section 6226(a) of the Code (the “Push-Out Election”) (and any corresponding applicable provisions of state and local laws) for any taxable year of Buddy’s prior to the taxable year in which the Closing occurs if a notice of a final partnership adjustment occurs.

(i)             Buddy’s has not made and will not make an election pursuant to section 1101(g)(4) of the Bipartisan Budget Act of 2015 to have the new partnership audit regime apply to any of its Tax Returns filed for any Tax period beginning prior to January 1, 2018.

Section 5.10      Tender Offer.

(a)            Tender Offer. As promptly as reasonably practicable, and in any event within fifteen (15) Business Days after the date hereof, Liberty shall commence (under the meaning of Rule 14d-2 under the Exchange Act) a tender offer to purchase any and all of the outstanding shares of Liberty Common Stock that are not owned by Vintage or its Affiliates (the “Tender OfferSection 5.10(a) 08D0C9EA79F9BACE118C8200AA004BA90B02000000080000000D0000005F00520065006600310033003400330032003100360037000000 ” ”) for cash at a price of $12.00 per share, without interest and less any applicable withholding Taxes (the “Tender Consideration”). Liberty agrees that no shares of Liberty Common Stock held by Liberty or any Subsidiary thereof will be tendered in the Tender Offer. Liberty shall conduct the Tender Offer pursuant to Regulation 14E of the Exchange Act and will file all applicable Tender Offer documents with the SEC as may be required under the Exchange Act. The obligation of Liberty to accept for payment shares of Liberty Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer shall be subject only to the satisfaction of each of the conditions set forth in Exhibit D hereto. Unless agreed to by each of Liberty, the Special Committee and Buddy’s, no material change (including changing the amount per share offered to the holders of Liberty Common Stock) may be made to the terms or conditions of the Tender Offer. The Tender Offer shall expire on the date that is twenty (20) Business Days following the commencement of the Tender Offer (the “Initial Expiration Date”); provided, however, that with Buddy’s prior written consent (not to be unreasonably conditioned, withheld or delayed), Liberty may extend the Tender Offer for one or more consecutive periods beyond the Initial Expiration Date, including if, at any scheduled expiration of the Tender Offer, the conditions set forth in the Tender Offer or in Exhibit D hereto have not been satisfied or waived (the Initial Expiration Date, as extended, the “Expiration Time”). Notwithstanding the foregoing, Liberty, without the consent of the Member Representative, may extend the Tender Offer for any period required by any Law or the SEC. Notwithstanding anything to the contrary herein, but subject in all respects to the consent rights of the Member Representative expressly set forth in this Section 5.10, any and all decisions regarding the Tender Offer, including the timing of the commencement of the Tender Offer and the TO Redemption and TO Redemption Amount (as such terms are defined in the A&R New Holdco LLC Agreement), shall be made in the sole discretion of the Special Committee (but in the case of the TO Redemption and TO Redemption Amount, subject to the terms and conditions of the A&R New Holdco LLC Agreement), and Buddy’s shall not, and shall cause its Affiliates not to, directly or indirectly, knowingly impede, interfere with or otherwise disrupt the commencement or consummation of the Tender Offer. Liberty may not use any proceeds from the Subscription Agreements or any Debt Financing for any purpose other than (x) the payment of the Tender Consideration, (y) payment of Indebtedness under the Existing Credit Facilities with respect to Buddy’s and (z) payment of transaction costs, fees and expenses incurred in connection with this Agreement or the Transactions and the Ancillary Agreements and the Ancillary Transactions or for which Liberty is made responsible pursuant to this Agreement; provided, that following the payment of the amounts described in the immediately preceding clauses (x) through (z) and subject to the terms and conditions of the A&R New Holdco LLC Agreement, Liberty may use any remaining net proceeds from the Subscription Agreements or any Debt Financing for any other purpose.

(b)           Payment Obligations. Subject to the terms of the Tender Offer and this Agreement, and the satisfaction or waiver of all of the conditions to the Tender Offer, Liberty shall accept for payment all shares of Liberty Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer promptly after the Expiration Time and pay the Tender Consideration for such shares as soon as practicable (and, in any event, no more than three (3) Business Days) after the Expiration Time.

(c)            Payments to Persons Other than Registered Holders. If the payment to a registered holder of Liberty Common Stock under the Tender Offer is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing the shares of Liberty Common Stock is registered on the transfer books of Liberty, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the certificate surrendered, or shall have established to the reasonable satisfaction of Liberty that such Taxes either have been paid or are not applicable.

(d)           Offer Documents. As promptly as reasonably practicable on the date of the commencement of the Tender Offer (under the meaning of Rule 14d-2 under the Exchange Act), Liberty shall file with the SEC a Tender Offer Statement on Schedule TO-I with respect to the Tender Offer (collectively, and together with all amendments and supplements thereto, the “Schedule TO”) which shall contain or shall incorporate by reference an offer to purchase (“Offer to Purchase”) and forms of the related letter of transmittal and any related summary advertisement (such Schedule TO, Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each party hereto agrees to correct promptly any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Liberty further agrees to use reasonable best efforts to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of shares of Liberty Common Stock, in each case as and to the extent required by applicable federal securities Laws. No filing of, or amendment or supplement to, the Offer Documents shall be made by Liberty without the prior consent (which shall not be unreasonably withheld, delayed or conditioned) of Buddy’s. Liberty shall give Buddy’s and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of the shares of Liberty Common Stock and shall give due consideration to all reasonable additions, deletions or changes suggested thereby by Buddy’s and its counsel. Liberty shall provide Buddy’s and its counsel with any comments (whether written or oral) that Liberty or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, shall provide Buddy’s and its counsel with a reasonable opportunity to review and comment on the responses of Liberty to such comments, shall allow Buddy’s and its counsel to participate in any discussions with the SEC or its staff, and shall give due consideration to all reasonable additions, deletions or changes suggested thereby by Buddy’s and its counsel.

(e)            Buddy’s Cooperation. Buddy’s agrees to provide Liberty with such information as shall be reasonably requested by Liberty for inclusion in or attachment to the Offer Documents to be filed and/or mailed as of and following the commencement of the Tender Offer. Buddy’s understands that such information shall be included in the Offer Documents and/or responses to comments from the SEC or its staff in connection therewith and mailings. Buddy’s shall make its and its Subsidiaries’ officers and employees reasonably available during regular business hours to Liberty and its counsel, upon reasonable advance written notice by Liberty, in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(f)            Termination of Tender Offer. Liberty shall not terminate the Tender Offer prior to any scheduled Expiration Time.

(g)           Rule 14d-10 Matters. Prior to the Expiration Time, Liberty (acting through the Liberty Board and its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d−10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by any Liberty Group Company or any Buddy’s Group Company, as applicable, or payments made or to be made or benefits granted or to be granted according to such an arrangement, with current or future directors, officers or employees of any Liberty Group Company or any Buddy’s Group Company and to ensure that any such arrangements fall within the safe harbor provisions of Rule 14d−10(d) promulgated under the Exchange Act.

Article VI
CLOSING DELIVERABLES

Section 6.01      Closing Deliverables.

(a)            Debt Financing. At the Closing, the full proceeds of the Debt Financing shall be delivered to Buddy’s or its applicable Subsidiary.

(b)           Closing Subscription Agreement. At the Closing, the transactions contemplated by the Closing Subscription Agreement shall occur in accordance with the terms of the Closing Subscription Agreement.

(c)            Liberty Restructuring Actions.

(i)             Prior to the Closing, Liberty shall have consummated, or caused its Subsidiaries to consummate, each of the actions set forth in Exhibit E (such actions, the “Liberty Restructuring Actions”).

(ii)           At or prior to the Closing, Liberty shall have delivered to Buddy’s duly executed copies of all documentation relating to the Liberty Restructuring Actions.

(d)           Ancillary Agreements. Each of the Ancillary Agreements (including the Registration Rights Agreement and the Voting Agreements) shall be duly executed and delivered by each party thereto at or prior to the Closing, as applicable.

(e)            Certificate of Designation; Liberty Charter Amendments.

(i)             At or prior to the Closing, the Liberty Board and the Special Committee shall have adopted and approved the Certificate of Designation and Liberty shall have filed the Certificate of Designation with the Secretary of State of the State of Delaware and such Certificate of Designation shall have become effective in accordance with applicable Laws.

(ii)           At the Closing, the Liberty Board and the Special Committee shall adopt and approve the Liberty Charter Amendments.

(f)            Payoff Letters. At the Closing, Buddy’s shall deliver, or caused to be delivered, to Liberty duly executed copies of the Payoff Letters.

(g)           W-9s. At the Closing, each of the Buddy’s Members shall deliver a duly executed IRS Form W-9 in accordance with the provisions of Notice 2018-29, 2018 16 I.R.B. 495.

(h)           R&W Policy. At the Closing, the R&W Policy shall be issued and shall be in effect.

(i)             Online Data Room. At or prior to the Closing, Buddy’s shall have delivered to Liberty two (2) electronic copies of the documents posted to the online data room hosted on behalf of Buddy’s as of the Closing.

(j)             Buddy’s Managers Resignations. At the Closing, Buddy’s shall deliver to Liberty resignation letters from each manager of the Buddy’s Board who is in office as of immediately prior to the Effective Time, each resignation letter to be effective as of the Closing.

(k)           A&R New Holdco LLC Agreement.

(i)             At or prior to the Closing, the A&R New Holdco LLC Agreement shall have been executed and delivered by Liberty.

(ii)           At or following the Closing, each of the Buddy’s Members shall execute and deliver to Liberty its signature page to the A&R New Holdco LLC Agreement.

Article VII
GENERAL PROVISIONS

Section 7.01      Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties or covenants in this Agreement or in any certificate delivered pursuant to Article VI shall survive the Closing, and no party hereto shall have any liability or obligation in respect thereof (including in connection with any breach thereof or non-compliance therewith) from and after the Closing; provided, that any covenant set forth in this Agreement or in any Ancillary Agreement that by their nature or terms contemplates performance following the Closing shall survive the Closing in accordance with the terms set forth herein or therein and any party breaching or not complying with any such covenants shall be liable to the other parties hereto or thereto in connection therewith.

Section 7.02      Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally or when sent by email of a .pdf attachment (provided, that no notice of non-delivery is generated), or (b) on the next Business Day when dispatched for overnight delivery by Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Buddy’s, to:

Buddy’s Newco, LLC

c/o Vintage Capital Management

4705 S. Apopka Vineland Road

Suite 206

Orlando, FL 32819

Email: bkahn@vintcap.com

Attention: Brian R. Kahn

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 100019

Email: rleaf@willkie.com

Attention: Russell L. Leaf

if to Liberty, to:

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, VA 23454

Attention: Special Committee of the Board of Directors

with copies to:

Hunton Andrews Kurth LLP

951 E. Byrd Street

Richmond, VA 23219

Email: shaas@hunton.com

Attention: Steven M. Haas

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, VA 23454

Email: tiffany.mcwaters@libtax.com

Attention: Tiffany McMillan McWaters

Troutman Sanders LLP

600 Peachtree Street NE

Suite 3000

Atlanta, GA 30308

Email: david.ghegan@troutman.com

Attention: David W. Ghegan

if to the Member Representative, to:

Vintage RTO, L.P.

c/o Vintage Capital Management

4705 S. Apopka Vineland Road

Suite 206

Orlando, FL 32819

Email: bkahn@vintcap.com

Attention: Brian R. Kahn

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 100019

Email: rleaf@willkie.com

Attention: Russell L. Leaf

Section 7.03      Definitions. For purposes of this Agreement:

“A&R New Holdco LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of New Holdco among Liberty and the Buddy’s Members dated as of the date hereof set forth in Exhibit F.

“Affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. Notwithstanding anything to the contrary herein, neither Vintage nor Buddy’s shall be deemed an Affiliate of Liberty or vice versa for purposes of this Agreement.

“Ancillary Agreements” means the Certificate of Merger, the A&R New Holdco LLC Agreement, the Tax Receivable Agreement, each of the Subscription Agreements, the Registration Rights Agreement, the Voting Agreements and the other agreements, documents and certificates contemplated hereby that are to be entered into between or among the parties hereto, Vintage or any of their respective Affiliates.

“Ancillary Transactions” means the transactions contemplated by each of the Ancillary Agreements.

“Buddy’s ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any of the Buddy’s Group Companies, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Buddy’s Group Companies pursuant to Section 4001(a)(14) of ERISA.

“Buddy’s Group Companies” means Buddy’s and each of its Subsidiaries.

“Buddy’s LLC Agreement” means the Amended and Restated Limited Liability Company Operating Agreement of Buddy’s, dated as of August 31, 2015, as amended to date.

“Buddy’s Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of the Buddy’s Group Companies (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Buddy’s and its Subsidiaries, as applicable, to consummate the Transactions and the Ancillary Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Buddy’s or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Buddy’s or any of its Subsidiaries to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) actions taken by Buddy’s or its Subsidiaries, as applicable, as expressly required by this Agreement; (viii) any natural or man-made disaster; or (ix) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof; provided that with respect to clauses (i), (ii), (v), (vi), (viii) and (ix), such change, effect, event, circumstance, occurrence or state of facts does not materially and disproportionately affect the Buddy’s Group Companies (taken as a whole) relative to other persons operating in the industries in which any of the Buddy’s Group Companies operate.

“Buddy’s Member” means each of the persons set forth on Section 4.03(a) of the Buddy’s Disclosure Letter, each of whom is a holder of limited liability company interests in Buddy’s and who has been admitted to Buddy’s as a member thereof pursuant to the terms of the Buddy’s LLC Agreement.

“Buddy’s NewHoldco Member” means a former holder of limited liability company interests in Buddy’s who holds New Holdco Units issued to such Buddy’s NewHoldco Member pursuant to the Merger as provided herein.

“Buddy’s Plan” means each Plan that is sponsored, established, maintained, contributed to or required to be contributed to by any of the Buddy’s Group Companies, or under which any of the Buddy’s Group Companies has any current or potential liability, other than any such plan, policy, trust fund, program, arrangement or payroll practice sponsored by a Governmental Authority.

“Buddy’s Related Party” means with respect to Buddy’s (i) Vintage, (ii) Brian R. Kahn, (iii) Andrew M. Laurence, (iv) any direct or indirect stockholder or equity holder of Buddy’s or Vintage and any of their Affiliates (other than Buddy’s or its Subsidiaries), (v) any director, officer, manager, trustee, employee or similar of Vintage or any direct or indirect stockholder or equity holder of Buddy’s or Vintage or any of their Affiliates (other than Buddy’s or its Subsidiaries), (vi) any members of the Strategic Advisory Board of Vintage, (vii) any Family Member of any Buddy’s Related Party and (viii) any trust or other similar entity crated or operating for the benefit of any Buddy’s Related Party or any trust beneficiaries or other similar beneficiaries of any Buddy’s Related Party.

“Buddy’s Units” means common units of Buddy’s representing membership interests in Buddy’s.

“Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate of Designation” means the Certificate of Designation providing for the designations, powers, preferences, rights, qualifications, limitations and restrictions of Liberty Voting Non-Economic Preferred Stock set forth in Exhibit G.

“Claim” means any claim, litigation, counterclaim, action, cause of action, complaint, charge, dispute, suit, proceeding, audit, investigation, arbitration, mediation hearing or demand of any kind.

“Closing Subscription Agreement” means that certain Subscription Agreement, dated as of the date hereof, by and between Tributum, L.P. and Liberty and attached as Exhibit H to this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Law” means any domestic or foreign antitrust, competition or merger control Law that is applicable to the Transactions.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated May 29, 2019, among Liberty, Buddy’s and Vintage.

“Contract” means any binding written or oral agreement, deed, mortgage, lease, license, instrument, note, license, commitment, permit (other than a permit with a Governmental Authority) undertaking, arrangement or contract, including all amendments thereto.

“Data Protection Laws” means all applicable Laws concerning data protection, data privacy, data security, data breach notification, and cross-border data transfer in the United States of America or elsewhere in the world, including general consumer protection laws that may be used to enforce Privacy Policies.

“Debt Financing” means any debt financing incurred on the date hereof by Buddy’s and its Subsidiaries in connection with the Transactions and the Ancillary Transactions.

“Environmental Laws” means all federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of the environment, or human health and safety solely as it relates to occupational exposure to Hazardous Materials, including Laws relating to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials.

“Environmental Liabilities” means, with respect to any person, any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which arise under applicable Environmental Laws or with respect to Hazardous Materials exposure.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Executive Order” means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.

“Existing Credit Facilities” means the Indebtedness set forth in Section 7.03(a) of the Buddy’s Disclosure Letter (with respect to Buddy’s and its Subsidiaries) or Section 7.03(a) of the Liberty Disclosure Letter (with respect to Liberty and its Subsidiaries).

“FDD” means any franchise disclosure document prepared in accordance with the FTC Rule or any applicable Franchise Law and used in connection with the offer or sale of Franchises.

“Family Member” means with respect to a person, such person’s spouse or domestic partner, child, spouse’s child, daughter-in-law, son-in-law, brother, sister, mother, father, grandparents, grandchild, step-brother, step-sister, step-parents, parents-in-law, brother-in-law, sister-in-law, aunt, uncle, niece, nephew, guardian or ward.

“Franchise” means any grant by a franchisor to any Person of the right to engage in or carry on a business, or to sell or offer to sell any product or service, under or in association with any trademark, advertising or commercial symbol which constitutes a “franchise,” as that term is defined under (i) the FTC Rule, regardless of the jurisdiction in which the franchised business is located or operates, or (ii) the Franchise Law applicable in the jurisdiction in which the franchised business is located or operates, if any.

“Franchisee” means a Person other than the Liberty Group Companies or the Buddy’s Group Companies or any of their respective Affiliates, who is a party to a Franchise Agreement with any one or more of the Liberty Group Companies or the Buddy’s Group Companies.

“Franchise Agreement” means any Contract pursuant to which a Liberty Group Company or a Buddy’s Group Company has granted any right (or any option that is currently in effect to acquire a right) to develop or operate, or to grant to another the right to develop or operate within one or more geographic areas any Franchise, including any license, master franchise agreement, area development agreement, area representative agreement, or similar agreements, that cover the development or franchising of a business developed and operated pursuant to a Franchise.

“Franchise Laws” means the FTC Rule and any other applicable Laws regulating (i) the offer or sale of franchises, business opportunities, seller-assisted marketing plans, or similar relationships or (ii) any aspect of the relationship between franchisors and franchisees.

“FTC Rule” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436.1 et seq.

“Governmental Authority” means any (i) federal, state, local, or municipal, foreign, international, multinational or other government or quasi-governmental body or authority, including any political subdivision, department, commission, board, subdivision, bureau, agency, instrumentality, court, branch, tribunal, or other regulatory, self-regulatory, administrative, or judicial authority thereof; (ii) any government-owned or controlled (in whole or in part) corporation, legal entity, or commercial enterprise; and (iii) any public international organization (including the United Nations, the World Bank and the International Monetary Fund).

“Hazardous Material” means all substances or materials regulated or designated as hazardous, toxic, explosive, dangerous, flammable, radioactive, solid or hazardous waste, or a pollutant or contaminant under any Environmental Law, including petroleum, petroleum products, or petroleum waste, asbestos, polychlorinated biphenyls, mold, radon and any other substance regulated under Environmental Laws due to a potential for causing harm.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any federal, state or local Tax based on or measured by reference to net income or any franchise Tax.

“Indebtedness” of any person means, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person, (iv) all obligations of such person in respect of the deferred purchase price of property or services (excluding (A) current accounts payable incurred in the ordinary course of business and (B) accruals for payroll and other liabilities accrued in the ordinary course of business), (v) the Existing Credit Facilities (including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof) and all Indebtedness secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (vi) all guarantees or collateral security by such person of Indebtedness of others (excluding guarantees or collateral security, as applicable, of Indebtedness in favor of Liberty or any of its Subsidiaries), (vii) all capital lease obligations of such person, (viii) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty, (ix) all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances, (x) all obligations under derivative financial instruments, including interest rate caps, swaps, collars or similar transactions or currency hedging transactions of such person (valued at the termination value thereof) and (xi) all accrued and unpaid interest, if any, on the foregoing and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged and any similar costs and expenses. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor.

“Intellectual Property” means any and all of the following in any and all jurisdictions throughout the world: (i) patents, patent applications and all reissues, divisions, renewals, extensions, provisionals, disclosures, continuations, substitutions, continuations-in-part additions, confirmations, registrations, patent rights under any post-grant proceedings, any confirmation patent or registration patent or patent of addition based on any such patent, patent term adjustments, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing; (ii) trademarks, service marks, trade dress, corporate names, logos and slogans, corporate common law trademarks and services marks and other identifiers of source of goodwill, whether or not registered (and all translations, adaptations, derivations and combinations of the foregoing), and Internet domain names and domain name registrations, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works, whether registered or unregistered; (iv) technology, models and methodologies, all technical information, know-how and data, including inventions (whether or not patentable), invention disclosures, improvements, drug candidates, trade secrets and other confidential information, specifications, instructions, processes, formulae and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical and clinical data, regulatory data and filings, instructions, processes, formulae and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, products, or intermediates for the synthesis thereof, and in each case all documentation relating to any of the foregoing (“Trade Secrets”); and (v) computer software (including source code, executable code, data, databases, and documentation).

“Intermediate Holdco” means Franchise Group Intermediate B, LLC, a Delaware limited liability company.

“IRS” means the Internal Revenue Service.

“Knowledge” of any person that is not an individual means, (i) with respect to Liberty, New Holdco or Merger Sub regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers or employees of Liberty or its Subsidiaries with oversight responsibilities for the matter in question) of the individuals listed in Section 7.03(b) of the Liberty Disclosure Letter and (ii) with respect to Buddy’s regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers or employees of Buddy’s or its Subsidiaries with oversight responsibilities for the matter in question) of the individuals listed in Section 7.03(b) of the Buddy’s Disclosure Letter.

“Laws” means any laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances, codes, rules, regulations, orders, injunctions, judgments, decisions, decrees, rulings, assessments, orders, legally enforceable policies or other similar requirements enacted, adopted, promulgated or applied by a Governmental Authority.

“Letter of Transmittal” means the letter of transmittal in substantially the form set forth in Exhibit I to this Agreement.

“Liberty Charter Amendments” means those certain amendments to the Liberty Charter adopted and approved by the Liberty Board and the Special Committee and attached as Exhibit J to this Agreement.

“Liberty ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any of the Liberty Group Companies, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Liberty Group Companies pursuant to Section 4001(a)(14) of ERISA.

“Liberty Group Companies” means Liberty and each of its Subsidiaries.

“Liberty Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of the Liberty Group Companies (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Liberty and its Subsidiaries, as applicable, to consummate the Transactions and the Ancillary Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Liberty or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Liberty or any of its Subsidiaries to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) changes in the trading price or volume of the Liberty Common Stock (provided that the underlying factors contributing to such change shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (viii) actions taken by Liberty or its Subsidiaries, as applicable, as expressly required by this Agreement; (ix) any natural or man-made disaster; or (x) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof; provided that with respect to clauses (i), (ii), (v), (vi), (ix) and (x), such change, effect, event, circumstance, occurrence or state of facts does not materially and disproportionately affect the Liberty Group Companies (taken as a whole) relative to other persons operating in the industries in which any of the Liberty Group Companies operate.

“Liberty Plan” means each Plan that is sponsored, established, maintained, contributed to or required to be contributed to by any of the Liberty Group Companies, or under which any of the Liberty Group Companies has any current or potential liability, other than any such plan, policy, trust fund, program, arrangement or payroll practice sponsored by a Governmental Authority.

“Liberty Stockholders” mean the holders of Liberty Common Stock.

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, restriction on transfer, proxy, voting trust or agreement, hypothecation, assignment, claim, right of way, defect in title, easement, restrictive covenant, charge, deposit arrangement, preference, priority, security agreement or similar encumbrance.

“Multiemployer Plan” means each Plan that is a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“New Holdco Units” means units representing membership interests in New Holdco issued to the Buddy’s Members pursuant to the Merger as provided herein and having the rights, powers, preferences, qualifications, limitations and restrictions set forth in the A&R New Holdco LLC Agreement.

“Pass-Through Tax Return” means any Tax Return for Income Taxes with respect to the operations of (or including) the business of New Holdco and its Subsidiaries and/or Buddy’s and its Subsidiaries.

“Payoff Letters” means one or more customary payoff letters relating to the Existing Credit Facilities with respect to Buddy’s and its Subsidiaries which shall set forth the amount of, or the formula for the determination of, the amount required to discharge in full all of such Indebtedness as of the Closing Date and the instructions for the payment of such Indebtedness and evidencing that upon payment of the amount set forth in such letter at the Closing, such payment would result in the full repayment, satisfaction, release and discharge of all current and future obligations in respect of such Indebtedness owed to such person and all current and future Liens relating to such Indebtedness (subject to customary requirements including debt reinstatement).

“Permitted Liens” means (i) any liens for current Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (iv) easements, rights-of-way, restrictions and other similar non-monetary encumbrances that, in the aggregate, do not materially detract from the current use of the property subject thereto; (v) zoning, building or other restrictions, variances, restrictive covenants or declarations that are not materially violated by the current use or operation of the property subject thereto; (vi) licenses of Intellectual Property in the ordinary course of business; (vii) Liens securing any Indebtedness set forth in Section 7.03(c) of the Liberty Disclosure Letter or Section 7.03(c) of the Buddy’s Disclosure Letter, as applicable; (viii) Liens described in, set forth in or securing the Buddy’s Leases or the Liberty Leases, as applicable; (ix) non-monetary Liens or imperfections of title that have arisen in the ordinary course of business, which Liens or imperfections of title do not materially detract from the value, or otherwise materially interfere with the present use, of Liberty Real Property, or Buddy’s Real Property, as applicable; (x) Liens or imperfections of title relating to liabilities reflected, or adequately reserved against, in the Buddy’s Financial Statements or the financial statements (including any related notes) contained in the Liberty SEC Documents; (xi) Liens securing the Existing Credit Facilities; and (xii) such other non-monetary Liens as do not materially detract from the value, or otherwise materially interfere with the present use of any of the fee or leasehold interest of Liberty, Buddy’s or any of their respective Subsidiaries in Liberty Real Property or Buddy’s Real Property, as applicable, or otherwise materially impair the business operations of Liberty, Buddy’s or any of their respective Subsidiaries.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Personal Data” has the same meaning as the terms “personal data,” “personal information,” “non-public personal information,” or the equivalent under applicable Data Protection Laws.

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other compensation and benefits plans, policies, trust funds, programs, arrangements, payroll practices or agreement, including Multiemployer Plans, and each other stock purchase, stock option, restricted stock, profit sharing, pension, savings, severance, retention, employment, consulting, commission, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit, insurance, welfare, post-retirement health or welfare, health, life, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, restrictive covenant, and other benefit plan, policy, trust fund, program, arrangement, payroll practices or agreement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, funded, unfunded, insured or self-insured.

“Post-Closing Subscription Agreement” means that certain Subscription Agreement, dated as of the date hereof, by and between Tributum, L.P. and Liberty and attached as Exhibit K to this Agreement.

“Privacy Policies” means all published, posted and internal policies, procedures, agreements and notices relating to a person’s or its Subsidiaries’ collection, use, storage, disclosure, or cross-border transfer of Personal Data.

“Prohibited Person” means any person:

(i)             that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii)           that is owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii)         with whom any party hereto is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering legal requirements, including the USA PATRIOT Act and the Executive Order;

(iv)          that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order;

(v)           that is named as a “specifically designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or at any replacement website or other replacement official publication of such list or is named on any other U.S. or foreign government or regulatory list issued post-September 11, 2001;

(vi)          that is covered by the International Emergency Economic Power Act, 50 U.S.C. § 1701 et seq., the U.S. Department of Treasury’s Office of Foreign Asset Control, or any other Law relating to the imposition of economic sanctions against any country, region or individual pursuant to United States law or United Nations resolution; or

(vii)        that is an affiliate (including any principal, officer, immediate family member or close associate) of a person described in one or more of clauses (i)-(vi) of this definition of Prohibited Person.

“Proxy Statement” means the definitive proxy statement (including any amendment or supplement thereto) relating to the Liberty Charter Amendments to be submitted to the Liberty stockholders following the Closing for approval as further provided in Section 5.01; provided, however, that if, following the Closing, stockholders of Liberty holding the requisite percentage of the outstanding shares of Liberty Common Stock and Liberty Voting Non-Economic Preferred Stock necessary to approve the Liberty Charter Amendments pursuant to the Liberty Charter and applicable Law deliver one or more written consents to Liberty approving the Liberty Charter Amendments, then references herein to “Proxy Statement” shall mean and refer to a definitive information statement in lieu of a definitive proxy statement.

“R&W Policy” means the representations and warranties insurance policy attached as Exhibit L to this Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and between Liberty and the other persons party thereto and attached as Exhibit M to this Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representatives” means, with respect to any person, such person’s officers, directors, managers, employees, financing sources, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.

“Subscription Agreements” means the Closing Subscription Agreement and the Post-Closing Subscription Agreement.

“Subsidiary,” with respect to any person, means (i) another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% of the equity interests of which) is owned directly or indirectly by such first person or (ii) another person of which such first person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties, fines, fees, duties, charges, levies, assessments, reassessments or additions to taxes of any kind whatsoever that may become payable in respect thereof, imposed by any taxing authority under any Law, which taxes shall include, but not be limited to, all income, gross receipts, margin, gross margin, ad valorem, payroll, employee, withholding, estimated, employment, unemployment, social security (or similar), disability, profit, custom, duty, transfer duties, impact, hospital, health, profits, windfall profits, paid up capital, transfer, escheat, unclaimed property, abandonment, severance, environmental (including taxes under Section 59A of the Code), greenmail, licenses, value-added, goods and services, sales, harmonized sales, anti-dumping, import, capital, insurance, social security, sales and use, capital gains, transfer, leasing, occupation, excise, franchise, add-on minimum, alternative, net worth, service, real and personal property, stamp, registration, premium and workers’ compensation, and shall include any liability for any such amounts as a result of (i) being a member of a combined, consolidated, unitary, affiliated or similar group or having been included or required to be included in any Tax Return related thereto, (ii) being a transferee of or successor to any person or (iii) a contractual obligation to indemnify any person.

“Tax Receivable Agreement” means that certain Income Tax Receivable Agreement, dated as of the date hereof, by and between Liberty and the other persons signatory thereto and attached as Exhibit N to this Agreement.

“Tax Return” means any return, report, declaration, remittance, notice, schedule, form, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing, any schedule or attachment thereto and any sales and use and resale certificates) filed or required to be filed with any Governmental Authority with respect to Taxes.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, value added taxes, turnover taxes, goods and services taxes, registration and other such taxes and fees, incurred in connection with this Agreement and the Transactions.

“Treasury Regulations” means one or more Treasury regulations promulgated under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Vintage” means Vintage Capital Management, LLC.

“Voting Agreements” means each of the voting agreements, dated as of the date hereof, by and between each of each Buddy’s Member, Vintage Tributum LP, Tributum, L.P., B. Riley Financial Inc. and certain of their respective Affiliates, on the one hand, and Liberty, on the other hand.

Affected Employees	Section 5.06(a)
Agreement	Exhibit D, Preamble
Anti-Corruption Laws	Section 3.20(b)
Buddy’s	Exhibit D, Preamble
Buddy’s Board	Recitals
Buddy’s Board Approval	Recitals
Buddy’s Disclosure Letter	Article IV
Buddy’s Financial Statements	Section 4.07(a)
Buddy’s Indemnified Parties	Section 5.03(a)
Buddy’s Intellectual Property	Section 4.16(a)
Buddy’s Lease	Section 4.17(c)
Buddy’s Leased Real Property	Section 4.17(a)
Buddy’s Leases	Section 4.17(c)
Buddy’s Material Contracts	Section 4.11(a)
Buddy’s Member Approval	Recitals
Buddy’s Parent Indemnified Parties	Section 5.03(a)
Buddy’s Permits	Section 4.13(a)
Buddy’s Policies	Section 4.20
Buddy’s Specified Agreements	Section 4.27(a)
Buddy’s Subsidiary Indemnified Parties	Section 5.03(a)
Capitalization Date	Section 3.03(a)
Certificate of Merger	Section 1.01(a)
Chosen Courts	Section 7.09
Closing	Section 1.02
Closing Date	Section 1.02
Contributed LLCs	Exhibit E
Disclosure Letters	Section 7.15
DLLCA	Section 1.01(a)
Effective Time	Section 1.01(a)
Exchange Act	Section 3.06
Excluded Holders	Section 3.23
Expiration Time	Exhibit D, Section 5.10(a)
FCPA	Section 3.20(b)
GAAP	Section 3.07(a)(iii)
Grant Date	Section 3.03(b)
Intermediate L 1	Exhibit E
Intermediate L 2	Exhibit E
Initial Expiration Date	Section 5.10(a)

JTH Tax	Exhibit E
JTH Tax LLC	Exhibit E
Liberty	Exhibit D, Preamble
Liberty 2011 Stock Plan	Section 3.03(a)
Liberty Board	Recitals
Liberty Bylaws	Section 3.01
Liberty Charter	Section 3.01
Liberty Common Stock	Section 3.03(a)
Liberty Disclosure Letter	Article III
Liberty Intellectual Property	Section 3.15(a)
Liberty Lease	Section 3.16(c)
Liberty Leased Real Property	Section 3.16(a)
Liberty Leases	Section 3.16(c)
Liberty Material Contracts	Section 3.11(a)
Liberty Option Plan	Section 3.03(a)
Liberty Options	Section 3.03(a)
Liberty Owned Real Property	Section 3.16(a)
Liberty Permits	Section 3.12(a)
Liberty Policies	Section 3.19
Liberty Preferred Stock	Section 3.03(a)
Liberty Real Property	Section 3.16(a)
Liberty Restructuring Actions	Section 6.01(c)
Liberty RSUs	Section 3.03(a)
Liberty SEC Documents	Section 3.07(a)(i)
Liberty Stockholder Meeting	Section 5.02
Liberty Voting Non-Economic Preferred Stock	Section 3.05
LTS Software	Exhibit E
Member Representative	Exhibit D, Preamble
Merger	Recitals
Merger Consideration	Section 2.01
Merger Sub	Exhibit D, Preamble
Minority JV	Section 3.02
New Buddy’s LLC Agreement	Section 1.03
New Holdco	Exhibit D, Preamble
Non-Recourse Parties	Section 7.16
Offer Documents	Section 5.10(d)
Offer to Purchase	Section 5.10(d)
Pass-Through Tax Claim	Section 5.09(d)
Push-Out Election	Section 5.10(a)
Registered Buddy’s Intellectual Property	Section 4.16(b)
Registered Liberty Intellectual Property	Section 3.15(b)
Schedule TO	Section 5.10(d)
SEC	Section 3.07(a)(i)
Securities Act	Section 3.06
Special Committee	Recitals
Successor Member Representative	Section 7.17

Surviving Company	Section 1.01(b)
Tender Consideration	Section 5.10(a)
Tender Offer	Section 5.10(a)
Trade Secrets	Section 7.03
Transactions	Recitals
Wefile	Exhibit E
Willkie	Section 7.18

Section 7.04      Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “ordinary course of business” shall be deemed to be followed by “consistent with past practice.” The phrase “made available,” when used in reference to anything made available to Buddy’s, Liberty or their Representatives shall be deemed to mean uploaded to and made available to Buddy’s, Liberty and their Representatives prior to the execution and delivery of this Agreement in the applicable online data room or otherwise being in the possession of Buddy’s, Liberty or their Representatives (and in such case accessible without limitation to Buddy’s and Liberty, including anything filed or furnished to the SEC and accessible on the SEC’s Electronic Data Gathering Analysis and Retrieval system). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined or specified therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. All references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. When calculating the period of time before which, within which or following which, any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be included, and if the last day of a period measured in Business Days is a non-Business Day, the period in question will end on the next succeeding Business Day.

Section 7.05      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 7.06      Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Liberty Disclosure Letter, the Buddy’s Disclosure Letter, the Ancillary Agreements and the Exhibits hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the subject matter of this Agreement, the Ancillary Agreements and the Confidentiality Agreement and, except with respect to the Buddy’s Indemnified Parties, who are intended express third-party beneficiaries of the provisions of Section 5.03, any Non-Recourse Party, who are express third party beneficiaries of Section 7.16, and Willkie, who is an express third party beneficiary of the provisions Section 7.18, are not intended to confer upon any person other than the parties hereto any rights, benefits or remedies.

Section 7.07      Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 7.08      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 7.09      Specific Enforcement; Consent to Jurisdiction.

(a)            The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the other provisions of this Section 7.09(a), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages and without the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)           Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”). In addition, each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any Claim directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions, or any related agreement, certificate or other document delivered in connection therewith or the negotiation, execution, interpretation, enforcement or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Claim with respect to this Agreement or any of the Transactions, or any related agreement, certificate or other document delivered in connection therewith or the negotiation, execution, interpretation, enforcement or performance hereof or thereof, (A) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 7.09(b), (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. To the fullest extent permitted by law, each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 7.02 and agrees that service of any process, summons, notice or document by email or mail to the respective addresses set forth in Section 7.02 shall be effective service of process for any Claim in connection with this Agreement or the Transactions. Nothing in this Section 7.09 shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 7.10      WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A CLAIM, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.10.

Section 7.11      Severability. Except as expressly set forth in this Agreement, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 7.12      Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything herein to the contrary, (a) Section 5.03, Section 7.06 and this Section 7.12 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Buddy’s Indemnified Party without the prior written consent of such Buddy’s Indemnified Party, (b) Section 7.06, Section 7.16 and this Section 7.12 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Non-Recourse Party without the prior written consent of such Non-Recourse Party, and (c) Section 7.06, Section 7.18 and this Section 7.12 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to Willkie without the prior written consent of Willkie.

Section 7.13      Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as any other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 7.14      Extension; Waiver.

(a)            At any time prior to the Closing, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the provision to the first sentence of Section 7.12 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b)           The failure of any party to this Agreement to exercise any of its rights under this Agreement or otherwise shall not constitute a waiver by such party of such right.

Section 7.15      Disclosure Letters. All capitalized terms not defined in the Liberty Disclosure Letter or the Buddy’s Disclosure Letter, as applicable (together, the “Disclosure Letters”) shall have the meanings ascribed to them in this Agreement. The representations, warranties, covenants and agreements of Liberty and Buddy’s, as applicable, set forth in this Agreement are made and given subject to, and are qualified by, the Liberty Disclosure Letter or Buddy’s Disclosure Letter, as applicable. Unless the context shall otherwise require, any disclosure set forth in one Section or subsection of the Disclosure Letters shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of Article III or Article IV, as applicable, of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other Section or subsection of Article III or Article IV, as applicable. The Disclosure Letters may include brief descriptions or summaries of certain agreements and instruments. The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. No disclosure set forth in the Disclosure Letters relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Letters shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to Liberty or Buddy’s, as applicable, their respective Subsidiaries or any other party, (c) has resulted in or would result in a Liberty Material Adverse Effect or Buddy’s Material Adverse Effect, as applicable, or (d) is outside the ordinary course of business. Matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Letters. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 7.16      Limitation on Claims. Except with respect to claims of, or causes of action arising from, fraud, or under the R&W Policy or any Ancillary Agreement, any claim or cause of action based upon, arising out of, or related to this Agreement may be brought only against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein, and notwithstanding anything to the contrary herein, nothing herein or otherwise shall be deemed to restrict, limit or inhibit the rights of any party hereto or any of its Affiliates with respect to fraud, or under the R&W Policy or any Ancillary Agreement, and in no event shall any party hereto or any of its Affiliates be deemed to have waived, released or relinquished any of such rights. Except for any party who is a signatory to this Agreement or any party who is a signatory to an Ancillary Agreement and in the case of each such party hereto or thereto, to the extent of such party’s obligations hereunder or thereunder, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of Liberty, New Holdco, Buddy’s or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, trustee, general or limited partner, Affiliate, agent or assignee of any of the foregoing (collectively, “Non-Recourse Parties”) shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Liberty, New Holdco, Merger Sub or Buddy’s, as applicable, under this Agreement or the Ancillary Agreements or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the Transactions or the Ancillary Transactions (including the breach, termination or failure to consummate the Transactions or the Ancillary Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party who is a signatory to this Agreement or any party who is a signatory to an Ancillary Agreement or any other person or otherwise; provided, that nothing contained herein shall relieve any Non-Recourse Party from any liability or obligation for fraud by such Non-Recourse Party; provided, further, that for purposes of the immediately preceding proviso, “fraud” shall mean a knowing and intentional fraud with respect to any of the representations or warranties expressly set forth in Article IV of this Agreement under Delaware common law and as determined by the Chosen Courts pursuant to a final and non-appealable judgment and excluding, for the avoidance of doubt, any constructive fraud, negligent misrepresentation or similar concept.

Section 7.17      Member Representative.

(a)            The Member Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney-in-fact (with full power of substitution) for all Buddy’s Members, collectively, upon and by virtue of approval of this Agreement and acceptance of any consideration pursuant to this Agreement, with respect to this Agreement and any Ancillary Agreement, and to act on behalf of such Buddy’s Member in any amendment of or litigation or arbitration involving this Agreement and any Ancillary Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Member Representative shall deem necessary or appropriate in conjunction with any of the Transactions and the Ancillary Transactions, including the power:

(i)             to take all action necessary or desirable in connection with the waiver of any condition to the obligations of Buddy’s or the Buddy’s Members to consummate the Transactions and the Ancillary Transactions;

(ii)           to enforce and protect the rights and interests of the Buddy’s Members and to enforce and protect the rights and interests of the Member Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements or the Transactions and the Ancillary Transactions;

(iii)         to refrain from enforcing any right of the Buddy’s Members arising out of or under or in any manner relating to this Agreement or the Ancillary Agreements; provided, however, that no such failure to act on the part of the Member Representative, except as otherwise provided in this Agreement or the Ancillary Agreements, shall be deemed a waiver of any such right or interest by the Member Representative or by the Buddy’s Members unless such waiver is in writing signed by the waiving party or by the Member Representative;

(iv)          to negotiate, execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given on behalf of the Buddy’s Members in connection with the consummation of the Transactions and the Ancillary Transactions (it being understood that any Buddy’s Member shall execute and deliver any such documents which the Member Representative agrees to execute);

(v)           to give and receive on behalf of the Buddy’s Members all notices, communications and funds to be given or received under this Agreement and the Ancillary Agreements and to receive service of process in connection with any claims under this Agreement and the Ancillary Agreements, including service of process in connection with arbitration;

(vi)          to make or receive any payments pursuant to this Agreement and the Ancillary Agreements;

(vii)        to bring or defend any claim or action on behalf of the Buddy’s Members to enforce their rights under this Agreement and in connection with the Transactions and the Ancillary Transactions;

(viii)      to bring or defend any claim or action on behalf of the Buddy’s Members to enforce their rights under this Agreement and in connection with the Transactions and the Ancillary Transactions;

(ix)          to engage attorneys, accountants, agents or consultants on behalf of the Buddy’s Members in connection with this Agreement or any Ancillary Agreements and paying any fees and expenses related thereto;

(x)           to make, revoke, or change any tax election by or on behalf of any Buddy’s Member, including but not limited to the Push-Out Election and any election contemplated by Sections 6222 through 6241, any Treasury Regulations issued or other guidance thereunder and any comparable state or local law (and, for the avoidance of doubt, if Vintage RTO, L.P. resigns as Member Representative, a successor Member Representative shall be appointed and shall have the same authority to make the elections described in this Section 7.17(a)(x)); and

(xi)          to take all actions which under this Agreement and each Ancillary Agreement may be taken by or on behalf of any Buddy’s Member and to do or refrain from doing any further act or deed on behalf of any Buddy’s Member which the Member Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and each Ancillary Agreement as fully and completely as such Buddy’s Member could do if personally present.

(b)           Notwithstanding the above, the Member Representative may not amend this Agreement or any Ancillary Agreement to create any personal liability of any Buddy’s Member hereunder or thereunder other than in the event of fraud, willful misconduct or intentional misrepresentation by such Buddy’s Member.

(c)            The Member Representative will not be liable for any act taken or omitted by it as permitted under this Agreement or any Ancillary Agreement, except if such act is taken or omitted in gross negligence or willful misconduct. The Member Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles or other electronic copies thereof).

(d)           The Buddy’s Members shall, severally but not jointly, indemnify (on a pro rata basis based upon their respective ownership of Buddy’s Units) the Member Representative for, and to hold the Member Representative harmless against, any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Member Representative arising out of or in connection with the Member Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending the Member Representative against any claim of liability with respect thereto. The Member Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(e)            The parties acknowledge that the Member Representative’s obligations under this Agreement are solely as a representative of the Buddy’s Members and that the Member Representative shall have no personal responsibility or liability for any expenses, costs or other liabilities incurred by it in such capacity. All out-of-pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) reasonably incurred by the Member Representative in performing any actions under this Agreement or the Ancillary Agreements will be paid by the Buddy’s Members, as and when such fees and expenses are incurred upon reasonable written documentary evidence (including applicable invoices) of such fees and expenses.

(f)            If Vintage RTO, L.P. resigns in writing as Member Representative or otherwise becomes unable to serve as a Member Representative, Vintage RTO, L.P. may designate as a successor Member Representative either (i) an Affiliate of Liberty or (ii) any other person (the “Successor Member Representative”). Upon written acceptance by such Successor Member Representative to serve as a Member Representative, such Successor Member Representative shall thereupon succeed to and become vested with all of the powers and duties and obligations of the applicable original Member Representative without further act, and such original Member Representative shall be discharged from its duties and obligations hereunder but shall continue to have the benefits of the indemnification set forth in this Section 7.17. Notwithstanding any replacement of such original Member Representative hereunder, the provisions of this Section 7.17 shall continue in effect for the benefit of such original Member Representative with respect to all actions taken or omitted to be taken by it while acting as a Member Representative. All of the indemnities, immunities and powers granted to the Member Representative under this Agreement shall survive the Closing and/or termination of this Agreement.

(g)           The grant of authority to the Member Representative provided for in this Section 7.17 is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Buddy’s Member, and shall survive the consummation of the Merger, the other transactions contemplated by this Agreement and the Ancillary Agreements. All actions taken by the Member Representative under this Agreement and the Ancillary Agreements shall be binding upon all Buddy’s Members and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them.

(h)           Nothing contained in this Section 7.17 does, is intended to or shall be deemed to grant any rights and interests to the Buddy’s Members under this Agreement or any Ancillary Agreement, except as may be expressly set forth in this Agreement or such Ancillary Agreement.

Section 7.18      Waiver of Conflicts. Recognizing that Willkie Farr & Gallagher LLP (“Willkie”) has acted as legal counsel with respect to the Transactions and Ancillary Transactions to the Member Representative, Buddy’s and its Subsidiaries prior to the Closing, and that Willkie intends to act as legal counsel to the Member Representative and the Buddy’s Members after the Effective Time, each of Liberty, Merger Sub, New Holdco, the Surviving Company, Buddy’s and their respective Subsidiaries hereby waives any conflicts that may arise in connection with Willkie representing the Member Representative and the Buddy’s Members (as a Buddy’s Member and/or in its capacity as the Member Representative) after the Effective Time as such representation relates to Liberty, Merger Sub, New Holdco, the Surviving Company, Buddy’s and their respective Subsidiaries with respect to the Transactions or the Ancillary Transactions. In addition, all communications involving attorney-client confidences between the Member Representative, Buddy’s and its Subsidiaries, on the one hand, and Willkie, on the other hand, that relate to the negotiation, documentation and consummation of the Transactions or the Ancillary Transactions shall be deemed to be attorney-client confidences that belong solely to the Member Representative (and not the Surviving Company, Buddy’s or any their respective Affiliates). Accordingly, Liberty, Merger Sub, New Holdco, the Surviving Company, Buddy’s and their respective Subsidiaries shall not have access to any such communications, or to the files of Willkie relating to such engagement, whether or not the Closing shall have occurred; provided, however, that in connection with any Claim brought by a third-party (including any Governmental Authority), the Member Representative shall use its commercially reasonable efforts to cooperate with Liberty, New Holdco the Surviving Company, Buddy’s and their respective Subsidiaries, as applicable, in defense thereof. Without limiting the generality of the foregoing, upon and after the Effective Time, (a) the Member Representative (and not the Surviving Company, Buddy’s or their respective Affiliates) shall be the sole holder of the attorney-client privilege with respect to such engagement, and none of the Surviving Company or its Affiliates shall be a holder thereof; (b) to the extent that files of Willkie in respect of such engagement constitute property of the client, only the Member Representative (and not the Surviving Company or its Affiliates) shall hold such property rights; and (c) Willkie shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Company or any of its Subsidiaries by reason of any attorney-client relationship between Willkie and any such Person or otherwise; provided, that, for the avoidance of doubt, the forgoing provisions of this Section 7.18 shall not extend to any communication not involving this Agreement, an Ancillary Agreement or the Transactions or Ancillary Transactions or to communications with any Person other than Willkie. This Section 7.18 is for the benefit of the Member Representative and Willkie, and Willkie is an intended express third-party beneficiary of this Section 7.18. Liberty acknowledges that it has consulted with independent counsel of its own choosing with respect to the meaning and effect of this Section 7.18. Notwithstanding the foregoing, in the event that a dispute arises between Liberty, Merger Sub, New Holdco, the Surviving Company, Buddy’s and their respective Subsidiaries, on the one hand, and any third party (other than a party to this Agreement or any of their respective Affiliates with respect to disputes arising under this Agreement), on the other hand, after the Closing, the Surviving Company (including on behalf of the Liberty and any of its Subsidiaries) may assert the attorney-client privilege to prevent disclosure of confidential communications by Willkie to such third party.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

LIBERTY TAX, INC.

By:	/s/ Michael S. Piper
Name: Michael S. Piper
Title: Chief Financial Officer

BUDDY’S NEWCO, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Vice President

FRANCHISE GROUP NEW HOLDCO, LLC

By:	/s/ Michael S. Piper
Name: Michael S. Piper
Title: Chief Financial Officer

FRANCHISE GROUP B MERGER SUB, LLC

By:	/s/ Michael S. Piper
Name: Michael S. Piper
Title: Chief Financial Officer

VINTAGE RTO, L.P., solely in its capacity as the Member Representative

By: Vintage RTO GP LLC, its general partner

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager:

[Signature Page to Agreement of Merger and Business Combination Agreement]

Exhibit A

Certificate of Merger

(See attached.)

CERTIFICATE OF MERGER

OF

FRANCHISE GROUP B MERGER SUB, LLC
WITH AND INTO

BUDDY’S NEWCO, LLC

Pursuant to Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”), Buddy’s Newco, LLC, a Delaware limited liability company (“Buddy’s”), hereby certifies the following information relating to the merger of Franchise Group B Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), with and into Buddy’s (the “Merger”):

FIRST: The name, jurisdiction of formation and type of entity of each of the constituent limited liability companies to the Merger (the “Constituent Companies”) are as follows:

Name	Jurisdiction of Formation	Type of Entity

Buddy’s Newco, LLC	Delaware	Limited Liability Company

Franchise Group B Merger Sub, LLC	Delaware	Limited Liability Company

SECOND: The Agreement of Merger and Business Combination Agreement with respect to the Merger (the “Merger Agreement”) was approved and executed by each of the Constituent Companies.

THIRD: Buddy’s will continue as the domestic limited liability company surviving the Merger (the “Surviving Company”), and the name of the Surviving Company at and following the Effective Time (as defined below) shall be Buddy’s Newco, LLC.

FOURTH: At the Effective Time, the certificate of formation of Buddy’s in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company, until amended in accordance with applicable law.

FIFTH: This Certificate of Merger and the Merger shall become effective at the time this Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”).

SIXTH: The executed Merger Agreement is on file at a place of business of the Surviving Company, the address of which is 4705 S. Apopka Vineland Road, Suite 206, Orlando, FL 32819, and a copy thereof will be furnished by the Surviving Company on request and without cost, to any member of either of the Constituent Companies.

IN WITNESS WHEREOF, Buddy’s has caused this Certificate of Merger to be signed by the undersigned authorized person this ____ day of July, 2019.

BUDDY’S NEWCO, LLC

By:       _________________________________
Name:
Title: Authorized Person

Exhibit B

New Buddy’s LLC Agreement

(See attached.)

Exhibit C

Officers of the Surviving Company

•	Michael Bennett, Chief Executive Officer

•	Jemma Lawrance, Secretary

Exhibit D

Tender Offer Conditions

Notwithstanding any other provisions of the Tender Offer, but subject to compliance with the terms and conditions of that certain Agreement of Merger and Business Combination Agreement, dated as of July 10, 2019 (the “Agreement”), by and among Liberty Tax, Inc., a Delaware corporation (“Liberty”), Buddy’s Newco, LLC, a Delaware limited liability company (“Buddy’s”), Franchise Group New Holdco LLC] a Delaware limited liability company and a direct wholly-owned Subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of Liberty (“Merger Sub”) and Vintage RTO, L.P., a Delaware limited partnership, solely in its capacity as the representative of the members of Buddy’s (the “Member Representative”) (capitalized terms that are used but not otherwise defined in this Exhibit F shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the obligations of Liberty to extend the Tender Offer pursuant to the terms and conditions of the Agreement, Liberty shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Liberty to pay for or return tendered shares of Liberty Common Stock promptly after termination or withdrawal of the Tender Offer)), pay for any shares of Liberty Common Stock that are validly tendered in the Tender Offer and not validly withdrawn prior to the expiration of the Tender Offer in the event that, at or prior to the expiration of the Tender Offer (the “Expiration Time”) any Governmental Authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the Tender Offer which shall continue to exist as of immediately prior to the expiration of the Tender Offer.

Exhibit E

Liberty Restructuring Actions

1.	The Board of Directors of Wefile Inc. (“Wefile”) and the sole shareholder of Wefile approved the conversion of Wefile from a Virginia corporation to a Virginia limited liability company and the conversion has been effected in Virginia.

2.	The Board of Directors of LTS Software Inc. (“LTS Software”) and the sole shareholder of LTS Software approved the conversion of LTS Software from a Virginia corporation to a Virginia limited liability company and the conversion has been effected in Virginia.

3.	The Board of Directors of JTH Tax, Inc. (“JTH Tax”) and the sole shareholder of JTH Tax approved the conversion of JTH Tax from a Delaware corporation to a Delaware limited liability company (“JTH Tax LLC”) and the conversion has been effected in Delaware.

4.	Liberty Tax, Inc. contributed, among other things, all of the membership interests in each of JTH Tax LLC and SiempreTax+ LLC (together, the “Contributed LLCs”) into New Holdco, pursuant to a Contribution Agreement substantially in the form attached to this Exhibit E as Schedule 1.

5.	New Holdco contributed, among other things, all of the membership interests in the Contributed LLCs into Franchise Group Intermediate L 1, LLC (“Intermediate L 1”), pursuant to a Contribution Agreement substantially in the form attached to this Exhibit E as Schedule 2.

6.	Intermediate L 1 contributed, among other things, all of the membership interests in the Contributed LLCs to Franchise Group Intermediate L 2, LLC (“Intermediate L 2”), pursuant to a Contribution Agreement substantially in the form attached to this Exhibit E as Schedule 3.

SCHEDULE 1

Form of Contribution Agreement

(See attached)

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of July 10, 2019, by and between Liberty Tax, Inc., a Delaware corporation (“Contributor”), and Franchise Group New Holdco, LLC, a Delaware limited liability company (“Recipient”).

WHEREAS, Recipient is a wholly-owned subsidiary of Contributor;

WHEREAS, Contributor owns all of the membership interests (the “Membership Interests”) in and is the sole member of each of JTH Tax LLC, a Delaware limited liability company, and SiempreTax+ LLC, a Virginia limited liability company (together, the “Contributed LLCs”); and

WHEREAS, Contributor wishes to contribute and assign to Recipient, and Recipient wishes to accept from Contributor, all of Contributor’s right, title and interest in and to the Membership Interests and the Contributed Assets (as defined below), and the rights and obligations of Contributor with respect to the Membership Interests and the Assumed Liabilities (as defined below).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Contribution, Assumption and Joinder.

(a)       Contributor hereby contributes and assigns to Recipient, and Recipient hereby accepts from Contributor, all of Contributor’s right, title and interest in and to (i) the Membership Interests and (ii) except for Excluded Assets (as defined below), any other assets owned or held by Contributor or to which Contributor has any right, title or interest (the assets in this clause (ii), collectively, the “Contributed Assets”). For purposes of this Agreement, “Excluded Assets” means any right, title or interest of Contributor in or to (A) minute books, organizational documents, stock registers and such other books, records and agreements of Contributor as pertain to the ownership, organization or existence of Contributor and (B) that certain Business Combination Agreement, dated as of the date hereof, by and among Contributor, Recipient and the other parties thereto or any Ancillary Agreements (as defined therein). Except for any liabilities that pertain to the Excluded Assets, Contributor hereby assigns to Recipient, and Recipient hereby assumes from Contributor, and agrees to be bound by, timely perform and discharge, or cause to be timely performed and discharged, any and all liabilities of Contributor, including any liabilities arising under contract included in the Contributed Assets (the “Assumed Liabilities”). The foregoing contribution, assignment and assumption shall be effective on the date hereof immediately after the effective time of the conversions of both Wefile Inc., a Virginia corporation and LTS Software Inc., a Virginia corporation, to Virginia limited liability companies.

(b)       By virtue of this contribution and assignment, and without further action of the parties, Contributor shall cease to be a member of each of the Contributed LLCs and Recipient shall be admitted as the sole member of each of the Contributed LLCs. Recipient hereby agrees to be bound by the terms and conditions of the operating agreement of each of the Contributed LLCs. This paragraph shall constitute a joinder and counterpart to the operating agreement of each of the Contributed LLCs.

2.       Further Assurances. Without limiting the generality of the foregoing, Contributor and Recipient agree to execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Contributed Asset that is not assignable or transferable pursuant to any law or without the consent of any person, other than Contributor, Recipient or any of their respective affiliates, to the extent that such consent shall not have been given prior to the effective time of this Agreement; provided, however, that (a) Contributor shall, at its own cost and expense, use commercially reasonable efforts to obtain, and Recipient shall use its commercially reasonable efforts to assist and cooperate with Contributor in connection therewith, all necessary consents to the assignment and transfer thereof or the removal or elimination of any impediment preventing the assignment and transfer thereof, and (b) with respect to any such Contributed Asset for which a consent has not been obtained by the effective time of this Agreement, Contributor and Recipient shall mutually agree on an arrangement under which Recipient would, in compliance with applicable law and with the terms and conditions of such Contributed Asset, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Contributed Asset.

3.       Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

4.       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

6.       Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws doctrines.

7.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, portable document format (.pdf) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

LIBERTY TAX, INC.

By:
Name:
Title:

FRANCHISE GROUP NEW HOLDCO, LLC

By:
Name:
Title:

SCHEDULE 2

Form of Contribution Agreement

(See attached)

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of July 10, 2019, by and between Franchise Group New Holdco, LLC, a Delaware limited liability company (“Contributor”), and Franchise Group Intermediate L 1, LLC, a Delaware limited liability company (“Recipient”).

WHEREAS, Recipient is a wholly-owned subsidiary of Contributor;

WHEREAS, Liberty Tax, Inc., a Delaware corporation, previously contributed and assigned (the “Previous Contribution”) all of its right, title and interest in and to the membership interests (the “Membership Interests”) in each of JTH Tax LLC, a Delaware limited liability company, and SiempreTax+ LLC, a Virginia limited liability company (together the “Contributed LLCs”), to Contributor;

WHEREAS, as a result of the Previous Contribution, Contributor owns all of the Membership Interests and is the sole member of each of the Contributed LLCs; and

WHEREAS, Contributor wishes to contribute and assign to Recipient, and Recipient wishes to accept from Contributor, all of Contributor’s right, title and interest in and to the Membership Interests and the Contributed Assets (as defined below), and the rights and obligations of Contributor with respect to the Membership Interests and the Assumed Liabilities (as defined below).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Contribution, Assumption and Joinder.

(a)       Contributor hereby contributes and assigns to Recipient, and Recipient hereby accepts from Contributor, all of Contributor’s right, title and interest in and to (i) the Membership Interests and (ii) except for Excluded Assets (as defined below), any other assets owned or held by Contributor or to which Contributor has any right, title or interest (the assets in this clause (ii), collectively, the “Contributed Assets”). For purposes of this Agreement, “Excluded Assets” means any right, title or interest of Contributor in or to (A) minute books, organizational documents, stock registers and such other books, records and agreements of Contributor as pertain to the ownership, organization or existence of Contributor and (B) that certain Business Combination Agreement, dated as of the date hereof, by and among Contributor, Recipient and the other parties thereto or any Ancillary Agreements (as defined therein). Except for any liabilities that pertain to the Excluded Assets, Contributor hereby assigns to Recipient, and Recipient hereby assumes from Contributor, and agrees to be bound by, timely perform and discharge, or cause to be timely performed and discharged, any and all liabilities of Contributor, including any liabilities arising under contract included in the Contributed Assets (the “Assumed Liabilities”). The foregoing contribution, assignment and assumption shall be effective as of immediately after the Previous Contribution.

(b)       By virtue of this contribution and assignment, and without further action of the parties, Contributor shall cease to be a member of each of the Contributed LLCs and Recipient shall be admitted as the sole member of each of the Contributed LLCs. Recipient hereby agrees to be bound by the terms and conditions of the operating agreement of each of the Contributed LLCs. This paragraph shall constitute a joinder and counterpart to the operating agreement of each of the Contributed LLCs.

2.       Further Assurances. Without limiting the generality of the foregoing, Contributor and Recipient agree to execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Contributed Asset that is not assignable or transferable pursuant to any law or without the consent of any person, other than Contributor, Recipient or any of their respective affiliates, to the extent that such consent shall not have been given prior to the effective time of this Agreement; provided, however, that (a) Contributor shall, at its own cost and expense, use commercially reasonable efforts to obtain, and Recipient shall use its commercially reasonable efforts to assist and cooperate with Contributor in connection therewith, all necessary consents to the assignment and transfer thereof or the removal or elimination of any impediment preventing the assignment and transfer thereof, and (b) with respect to any such Contributed Asset for which a consent has not been obtained by the effective time of this Agreement, Contributor and Recipient shall mutually agree on an arrangement under which Recipient would, in compliance with applicable law and with the terms and conditions of such Contributed Asset, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Contributed Asset.

3.       Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

4.       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

6.       Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws doctrines.

7.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, portable document format (.pdf) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

FRANCHISE GROUP NEW HOLDCO, LLC

By:
Name:
Title:

FRANCHISE GROUP INTERMEDIATE L 1, LLC

By:
Name:
Title:

SCHEDULE 3

Form of Contribution Agreement

(See attached.)

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of July 10, 2019, by and between Franchise Group Intermediate L 1, LLC, a Delaware limited liability company (“Contributor”), and Franchise Group Intermediate L 2, LLC, a Delaware limited liability company (“Recipient”).

WHEREAS, Recipient is a wholly-owned subsidiary of Contributor;

WHEREAS, Franchise Group New Holdco, LLC, a Delaware limited liability company, previously contributed and assigned (the “Previous Contribution”) all of its right, title and interest in and to the membership interests (the “Membership Interests”) in each of JTH Tax LLC, a Delaware limited liability company, and SiempreTax+ LLC, a Virginia limited liability company (together the “Contributed LLCs”), to Contributor;

WHEREAS, as a result of the Previous Contribution, Contributor owns all of the Membership Interests and is the sole member of each of the Contributed LLCs; and

WHEREAS, Contributor wishes to contribute and assign to Recipient, and Recipient wishes to accept from Contributor, all of Contributor’s right, title and interest in and to the Membership Interests and the Contributed Assets (as defined below), and the rights and obligations of Contributor with respect to the Membership Interests and the Assumed Liabilities (as defined below).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Contribution, Assumption and Joinder.

(a)       Contributor hereby contributes and assigns to Recipient, and Recipient hereby accepts from Contributor, all of Contributor’s right, title and interest in and to (i) the Membership Interests and (ii) except for Excluded Assets (as defined below), any other assets owned or held by Contributor or to which Contributor has any right, title or interest (the assets in this clause (ii), collectively, the “Contributed Assets”). For purposes of this Agreement, “Excluded Assets” means any right, title or interest of Contributor in or to (A) minute books, organizational documents, stock registers and such other books, records and agreements of Contributor as pertain to the ownership, organization or existence of Contributor and (B) that certain Business Combination Agreement, dated as of the date hereof, by and among Contributor, Recipient and the other parties thereto or any Ancillary Agreements (as defined therein). Except for any liabilities that pertain to the Excluded Assets, Contributor hereby assigns to Recipient, and Recipient hereby assumes from Contributor, and agrees to be bound by, timely perform and discharge, or cause to be timely performed and discharged, any and all liabilities of Contributor, including any liabilities arising under contract included in the Contributed Assets (the “Assumed Liabilities”). The foregoing contribution, assignment and assumption shall be effective as of immediately after the Previous Contribution.

(b)       By virtue of this contribution and assignment, and without further action of the parties, Contributor shall cease to be a member of each of the Contributed LLCs and Recipient shall be admitted as the sole member of each of the Contributed LLCs. Recipient hereby agrees to be bound by the terms and conditions of the operating agreement of each of the Contributed LLCs. This paragraph shall constitute a joinder and counterpart to the operating agreement of each of the Contributed LLCs.

2.       Further Assurances. Without limiting the generality of the foregoing, Contributor and Recipient agree to execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Contributed Asset that is not assignable or transferable pursuant to any law or without the consent of any person, other than Contributor, Recipient or any of their respective affiliates, to the extent that such consent shall not have been given prior to the effective time of this Agreement; provided, however, that (a) Contributor shall, at its own cost and expense, use commercially reasonable efforts to obtain, and Recipient shall use its commercially reasonable efforts to assist and cooperate with Contributor in connection therewith, all necessary consents to the assignment and transfer thereof or the removal or elimination of any impediment preventing the assignment and transfer thereof, and (b) with respect to any such Contributed Asset for which a consent has not been obtained by the effective time of this Agreement, Contributor and Recipient shall mutually agree on an arrangement under which Recipient would, in compliance with applicable law and with the terms and conditions of such Contributed Asset, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Contributed Asset.

3.       Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

4.       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

6.       Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws doctrines.

7.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, portable document format (.pdf) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

FRANCHISE GROUP INTERMEDIATE L 1, LLC

By:
Name:
Title:

FRANCHISE GROUP INTERMEDIATE L 2, LLC

By:
Name:
Title:

EXHIBIT F

A&R New Holdco LLC Agreement

(See attached.)

EXHIBIT G

Certificate of Designation

(See attached.)

EXHIBIT H

Closing Subscription Agreement

(See attached.)

EXHIBIT I

Form of Letter of Transmittal

(See attached.)

LETTER OF TRANSMITTAL

For surrender of Units of Buddy’s Newco, LLC, in exchange for Common Units of Franchise Group New Holdco, LLC, and shares of Voting Non-Economic Preferred Stock, par value $0.01 per share, of Liberty Tax, Inc., pursuant to the merger of Franchise Group B Merger Sub, LLC, with and into Buddy’s Newco, LLC

The undersigned represents and warrants that he, she or it has full authority to surrender without restriction the Buddy’s Units listed below for conversion pursuant to the Agreement of Merger and Business Combination Agreement, dated as of July 10, 2019, by and among Buddy’s Newco, LLC, a Delaware limited liability company (“Buddy’s”), Liberty Tax, Inc., a Delaware corporation (“Liberty”), Franchise Group New Holdco, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned Subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., a Delaware limited partnership, solely in its capacity as the representative of the members of Buddy’s (the “Member Representative”), as it may be amended, restated or otherwise modified from time to time (the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into Buddy’s (the “Merger”) at the effective time of the Merger set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Effective Time”), with Buddy’s continuing as the surviving company in the Merger as an indirect wholly-owned Subsidiary of New Holdco and Liberty following the completion of the Merger. Pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any of the parties to the Business Combination Agreement, each Buddy’s Unit will be converted into the right to receive (i) 0.459315 validly issued New Holdco Units and (ii) 0.091863 validly issued, fully paid and nonassessable shares of Liberty Voting Non-Economic Preferred Stock (collectively, the “Merger Consideration”). Subject to the delivery of a duly executed copy of this Letter of Transmittal (and any certificate(s) evidencing the Buddy’s Units surrendered pursuant to this Letter of Transmittal) and a duly executed copy of the A&R New Holdco LLC Agreement by the undersigned to Liberty, the undersigned shall be entitled to receive the Merger Consideration for each Buddy’s Unit surrendered by the undersigned pursuant to this Letter of Transmittal.

Method of delivery of this Letter of Transmittal is at the option and risk of the holder thereof. See Instruction 1.

Mail or deliver this Letter of Transmittal to:

If delivering by mail:

Liberty Tax, Inc.

c/o Hunton Andrew Kurth LLP

951 East Byrd Street

Richmond, VA 23219

Attention: Charles Brewer

Email: cbrewer@hunton.com

For assistance, please contact Charles Brewer at (804) 787-8000 or cbrewer@hunton.com

The undersigned hereby surrenders for cancellation, conversion and exchange, pursuant to the Business Combination Agreement, the following Buddy’s Units.

Name and Address of Registered Holder

If there is any error in the name or address shown below, please make the necessary corrections

Name: ____________________________________________

Address: ____________________________________________

DESCRIPTION OF BUDDY’S UNITS SURRENDERED (Please fill in.) ____________________ Buddy’s Units Certificate Number(s) ______________

☐ Check this box, and fill in any information below under “Special Instructions,” as appropriate.

SPECIAL INSTRUCTIONS
  Complete ONLY if the address to which any certificate representing New Holdco Units and/or shares of Voting Non-Economic Preferred Stock (if any, as determined by Liberty) would be mailed is different from the address of the registered holder reflected above.  See Instruction 4.  Mail to:

Name:        ___________________________________________

Address: ___________________________________________

☐ Please check here if address change is permanent.

This Letter of Transmittal is being delivered under Section 2.02 of the Business Combination Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the undersigned registered holder of the Buddy’s Units set forth on the cover page of this Letter of Transmittal hereby surrenders each such Buddy’s Unit for cancellation, conversion and exchange for the Merger Consideration in accordance with the Business Combination Agreement. Unless the context otherwise requires, (i) references herein to “Buddy’s Units” in this Letter of Transmittal shall be deemed to mean those Buddy’s Units surrendered by the undersigned hereunder and (ii) pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa.

The undersigned shall, upon the request of any of Buddy’s, Liberty or the Member Representative, execute any additional documents necessary or desirable to complete the cancellation, conversion and exchange of the Buddy’s Units under the Business Combination Agreement. If the undersigned is a natural person and is married or has a domestic partner, the undersigned must have his or her spouse or domestic partner fill out and execute the spousal consent attached hereto as Exhibit A and submit such completed spousal consent together with this Letter of Transmittal. All authority herein conferred shall survive the death or incapacity of the undersigned and all obligations of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. The undersigned acknowledges and agrees that the surrender of any Buddy’s Units is not made in acceptable form until the receipt by Liberty of this Letter of Transmittal, duly completed and signed (and any certificate(s) evidencing the Buddy’s Units surrendered pursuant to this Letter of Transmittal), and a duly executed copy of the A&R New Holdco LLC Agreement, together with all accompanying evidences of authority in form satisfactory to Liberty, and all questions as to validity, form and eligibility of any surrender of Buddy’s Units hereby will be determined by Liberty (acting reasonably) and such determination shall be final and binding.

The Merger Consideration to be delivered to the undersigned under the Business Combination Agreement will be delivered to the undersigned in accordance with the instructions set forth above (or in accordance with such other instructions as may be provided by the undersigned in writing at the applicable address set forth on the cover page of this Letter of Transmittal not less than ten days prior to such delivery). The undersigned hereby waives any and all rights to receive any notice of the Merger or of the acceptance of the Buddy’s Units owned by the undersigned in connection with the Merger and any rights to appraisal with respect to the Buddy’s Units. The undersigned hereby acknowledges and agrees that the exchange of the Buddy’s Units for the Merger Consideration in accordance with the Business Combination Agreement shall fully satisfy and discharge all obligations to the undersigned with respect to the Buddy’s Units, and that the undersigned’s right to receive the Merger Consideration, subject to the terms of the Business Combination Agreement and this Letter of Transmittal, is the only right of the undersigned as of and after the Effective Time with respect to the Buddy’s Units. The undersigned hereby further acknowledges that its right to receive the Merger Consideration in accordance with the Business Combination Agreement is contingent upon the consummation of the Merger pursuant to the Business Combination Agreement. In the event the Merger is not consummated, the undersigned hereby acknowledges that this Letter of Transmittal will terminate, its Buddy’s Units will not be converted into the right to receive the Merger Consideration and the undersigned will have no further rights to receive the Merger Consideration under the Business Combination Agreement.

The undersigned hereby acknowledges that Vintage RTO, L.P., a Delaware limited partnership, is designated as the Member Representative under the Business Combination Agreement, and the undersigned hereby approves, ratifies and consents to such designation. The undersigned hereby further acknowledges and agrees that, subject to the terms of the Business Combination Agreement, the Member Representative shall be, and it has been and is, appointed, authorized and empowered to act by the Buddy’s Members (including the undersigned) following the Closing (and, with respect to the matters specified in the Business Combination Agreement or any Ancillary Agreement to be acted upon by the Member Representative at or prior to the Closing, at the times or during the periods so specified, as applicable) as the representative of the Buddy’s Members (including as the representative of the undersigned), for the benefit of the Buddy’s Members (including the undersigned), as the exclusive agent and attorney-in-fact to act on behalf of each Buddy’s Member (including the undersigned), with respect to all actions and matters to be acted upon by the Buddy’s Members (including the undersigned) or the Member Representative pursuant to the Business Combination Agreement and the Ancillary Agreements following the Closing. The undersigned hereby further acknowledges and agrees that any action taken or not taken, or decisions, communications or writings made, given or executed by the Member Representative shall be deemed an action taken or not taken, or decisions, communications or writings made, given or executed by the Buddy’s Members (including the undersigned) and any notice or communication delivered by Liberty, New Holdco or Merger Sub to the Member Representative shall be deemed to have been delivered to all Buddy’s Members (including the undersigned). The undersigned further acknowledges and agrees that Liberty, New Holdco and the Surviving Company shall have the right to conclusively rely upon all actions taken or omitted to be taken by the Member Representative pursuant to the Business Combination Agreement and any Ancillary Agreement, all of which actions or omissions shall be legally binding upon the Buddy’s Member (including the undersigned). The undersigned hereby (i) agrees to be bound by the provisions of Section 7.17 of the Business Combination Agreement, (ii) appoints the Member Representative to act as the undersigned’s representative as provided in the Business Combination Agreement and (iii) grants the Member Representative a power-of-attorney and irrevocable proxy that is coupled with an interest to take all actions, and to execute all such documents, as the Member Representative deems necessary or appropriate in connection with any of the Transactions.

Effective upon (and subject to the occurrence of) the Effective Time, the undersigned, on behalf of itself, his or her spouse or domestic partner and next of kin, its Affiliates, beneficiaries, trustees and the successors and assigns of the foregoing (the “Releasing Parties”), hereby fully, irrevocably and unconditionally releases, acquits and forever discharges each of Liberty, New Holdco, the Surviving Company and the respective Affiliates and Non-Recourse Parties of the foregoing (collectively, the “Released Parties”) from any and all charges, complaints, claims, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, remedies, costs, losses, debts, expenses, liabilities and fees, of every type, kind, nature, description or character, whether known or unknown, asserted or unasserted, contingent or noncontingent, liquidated or unliquidated, whether at law or in equity, without regard to the subsequent discovery or existence of different or additional facts or circumstances (“Claims”), that the undersigned has, owns or holds, or claims to have, own or hold, arising from or relating to the ownership of the Buddy’s Units, other than Claims under the Business Combination Agreement and the Ancillary Agreements, including the right to receive a portion of the Merger Consideration under Article II of the Business Combination Agreement. Without limitation of the foregoing, the undersigned, on behalf of itself and the other Releasing Parties, hereby waives the application of any provision of law, including California Civil Code Section 1542, that purports to limit the scope of a general release. Section 1542 of the California Civil Code provides:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

The undersigned hereby acknowledges and agrees that if it or any of the other Releasing Parties should hereafter make any claim or demand or commence or threaten to commence any Proceeding against any Released Party with respect to any Claims that have been released pursuant to the terms and conditions hereof, this release may be raised as a complete bar to any such claim, demand or Proceeding, and the applicable Released Party may recover from the undersigned or any of the other Releasing Parties, or the undersigned’s spouse, domestic partner or next of kin, trustee or beneficiary (as applicable) all costs and expenses incurred by such Released Party in connection with such claim, demand or Proceeding, including attorneys’ fees. “Proceeding” means any claim, litigation, counterclaim, action, cause of action, complaint, charge, dispute, suit, proceeding, audit, investigation, arbitration, mediation hearing or demand of any kind.

The undersigned hereby represents and warrants that the undersigned has carefully read and understands this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation and each other Ancillary Agreement and each of the exhibits, schedules and other documents provided to the undersigned with this Letter of Transmittal. The undersigned acknowledges that the undersigned (a) was given sufficient time within which to consider this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation and each other Ancillary Agreement and each of the exhibits, schedules and other documents provided to the undersigned with this Letter of Transmittal, (b) has had the opportunity to ask questions of, receive answers from, and obtain any additional information or documents from Liberty’s management and legal counsel regarding this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation, the other Ancillary Agreements, the Transactions and the Ancillary Transactions and (c) has had the opportunity to consult with an attorney and financial and/or tax advisor of the undersigned’s own choosing concerning this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation, the other Ancillary Agreements, the Transactions and the Ancillary Transactions.

In addition, the undersigned hereby represents and warrants that:

(i)	The undersigned has all requisite power (corporate or otherwise) and authority, or, with respect to individuals, capacity, to execute and deliver this Letter of Transmittal and the A&R New Holdco LLC Agreement, to surrender the Buddy’s Units and to perform its obligations hereunder. The surrender of the Buddy’s Units and the other actions taken or required to be taken by the undersigned under this Letter of Transmittal do and will not violate or conflict with or result in a breach of any provision of the organizational or governing documents of the undersigned (where the undersigned is a corporation, partnership, limited liability company or other entity) or applicable Law. This Letter of Transmittal has been duly and validly executed and delivered and constitutes a binding obligation on the undersigned, enforceable against the undersigned in accordance with the terms set forth herein, subject to applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect affecting creditors’ rights and remedies generally and except as the availability of equitable remedies may be limited by equitable principles of general applicability.

(ii)	The execution, delivery and performance of this Letter of Transmittal, and the consummation of the transactions contemplated hereby, do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Liens, if any, contained in the Liberty Charter, the Liberty Bylaws, the Certificate of Designation, the A&R New Holdco LLC Agreement and restrictions on transfer pursuant to applicable securities laws, in each case in respect of the Merger Consideration) in or upon any of the properties or other assets of the undersigned under, (A) if the undersigned is a corporation, partnership, limited liability company or other entity, the formation, trust or other organizational documents of the undersigned, (B) any Contract to which the undersigned is a party or any of its properties or other assets is subject or (C) subject to (x) the filing of a Schedule 13D or an amendment to an existing Schedule 13D filing under the Exchange Act, and (y) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, any Law applicable to the undersigned or its properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not or would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the ability of the undersigned to consummate the transactions contemplated hereby.

(iii)	There is no Proceeding pending or, to the actual (but not constructive or imputed) knowledge of the undersigned threatened, and to the actual (but not constructive or imputed) knowledge of the Undersigned, there is no external investigation pending or threatened with respect to the undersigned, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to the undersigned, except in each case for any Proceedings that have not or would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the ability of the undersigned to consummate the transactions contemplated hereby.

(iv)	No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with this Letter of Transmittal based upon arrangements made by or on behalf of the undersigned.

(v)	The undersigned is, and as of immediately prior to the Effective Time will be, the sole owner of record of the Buddy’s Units, such ownership being free and clear of any Liens (other than Liens created under (x) the Buddy’s LLC Agreement or (y) applicable securities Laws), and has good and valid title to the Buddy’s Units.

(vi)	The undersigned owns no Buddy’s Units other than as set forth on the cover page of this Letter of Transmittal.

(vii)	The undersigned is not a party to any voting agreement, voting trust, proxy or other similar agreement with respect to the Buddy’s Units (other than the Buddy’s LLC Agreement) or the Merger Consideration (other than those Ancillary Agreements to which the undersigned is, or will be, a party (including the A&R New Holdco LLC Agreement, the Registration Rights Agreement and that certain Voting Agreement, dated as of the date of the Business Combination Agreement, between Liberty, on the one hand, and the undersigned and certain other parties thereto, on the other hand)).

(viii)	The decision of the undersigned to execute this Letter of Transmittal has been made by the undersigned based solely on its own review of this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation and the other Ancillary Agreements (copies of which has been made available to the undersigned prior to the execution and delivery of this Letter of Transmittal), independently of any other Buddy’s Member and independently of any information, materials, statements or opinions as to the terms and conditions of this Letter of Transmittal, the Business Combination Agreement, the A&R New Holdco LLC Agreement, the Certificate of Designation or any other Ancillary Agreements that may have been made or given by Buddy’s, the Member Representative, Liberty, any other Released Party, any other Buddy’s Member or any agent, employee or other Representative of any of the foregoing.

(ix)	If the undersigned is a natural person, unless his or her spouse or domestic partner has executed and delivered the consent set forth in Exhibit A, the undersigned is not married or his or her primary residence is in a state that is not a community property state.

(x)	If the undersigned is not a natural person, the undersigned is duly incorporated or organized and validly existing under the laws of its jurisdiction of incorporation or organization, as applicable.

(xi)	The undersigned has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in New Holdco and Liberty.

(xii)	The undersigned is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

(xiii)	The undersigned is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in Liberty and New Holdco and has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the investment in the New Holdco Units and shares of Voting Non-Economic Preferred Stock and any shares of Liberty Common Stock into which such units and shares are convertible pursuant to the A&R New Holdco LLC Agreement and the Certificate of Designation (collectively, the “Equity Interests”) and can afford a complete loss of its investment.

(xiv)	The undersigned is acquiring the Equity Interests for investment only and for its own account, and not with a view toward or for sale in connection with any distribution thereof. The undersigned has no present plan or intention of distributing, selling, exchanging, transferring or otherwise disposing of any such Equity Interests.

(xv)	The undersigned has been advised and understands that (1) the Equity Interests have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available, (2) the undersigned may be required to hold, and continue to bear the economic risk of its investment in, the Equity Interests indefinitely, unless the offer and sale of such Equity Interests are subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is available, (3) Rule 144 promulgated under the Securities Act is not presently available with respect to the sale of any Equity Interests, (4) when and if the Equity Interests may be disposed of without registration under the Securities Act in reliance on Rule 144 of the Securities Act, the amount of Equity Interests that may be disposed of may be limited in accordance with the terms and conditions of such Rule and (5) if an exemption under Rule 144 of the Securities Act is not available, the public offer or sale of the Equity Interests without registration will require compliance with some other exemption under the Securities Act.

(xvi)	The undersigned acknowledges and agrees that the Equity Interests are further subject to restrictions on sale and transfer under the Liberty Charter, the Certificate of Designation and the A&R New Holdco LLC Agreement.

The undersigned understands and agrees that Liberty, Merger Sub, New Holdco, the Surviving Company, and the Member Representative may rely upon the representations, warranties and agreements contained herein as if each such Person were a party to this Letter of Transmittal and each shall have the rights, remedies and benefits under this Letter of Transmittal as if such Person were a party hereto and are expressed third party beneficiaries of this Letter of Transmittal.

This Letter of Transmittal, the legal relations between the parties hereto and the adjudication and the enforcement thereof shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that could result in the application of the laws of any other jurisdiction. The undersigned irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), for the purposes of any suit, action or other proceeding arising out of or related to this Letter of Transmittal or the transactions contemplated hereby. The undersigned hereby further agrees that service of any process, summons, notice or document by U.S. registered mail to the undersigned’s address set forth herein shall be effective service of process for any dispute in Delaware with respect to any matters to which the undersigned has submitted to jurisdiction in this Letter of Transmittal. The undersigned irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Court of Chancery of the State of Delaware, or the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any dispute brought in any such court has been brought in an inconvenient forum. The undersigned hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any and all rights to trial by jury of any claim, demand, action, or cause of action arising under this Letter of Transmittal or from any party’s performance under this Letter of Transmittal. The undersigned hereby further agrees and consents that any such claim, demand, action, or cause of action shall be decided by court trial without a jury and that a copy of this Letter of Transmittal may be filed with any court as written evidence of the consent by the undersigned to the waiver of its right to trial by jury.

[Signature page follows]

EACH REGISTERED HOLDER MUST SIGN BELOW, AS INDICATED, AND MUST ALSO DULY COMPLETE AND SUBMIT THE ENCLOSED IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8BEN, IRS FORM W-8BEN-E OR OTHER IRS FORM W-8, AS APPLICABLE. IRS FORMS W-8BEN OR W-8BEN-E, OR OTHER APPLICABLE IRS FORM W-8, MAY BE OBTAINED FROM THE IRS WEBSITE AT WWW.IRS.GOV.

YOU MUST SIGN IN THE BOX BELOW AND FILL OUT AND SIGN THE IRS FORM W-9 ENCLOSED HEREWITH, OR AN APPROPRIATE IRS FORM W-8.

SIGNATURE REQUIRED Signature of Registered Holder

Must be signed by the registered holder EXACTLY as its name appears on the books and records of Buddy’s. Signature below certifies that no language alterations have been made in any way to this form of Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 2, 3 and 7.

____________________________________________________

Registered Holder

____________________________________________________

Title, if any

Date: ________________

Phone No.: _____________________

Email Address: _________________________

PLEASE NOTE THAT, IN ADDITION TO COMPLETING AND SIGNING THIS LETTER OF TRANSMITTAL, YOU MUST EXECUTE AND DELIVER TO LIBERTY A COPY OF THE A&R NEW HOLDCO LLC AGREEMENT IN ORDER TO RECEIVE THE MERGER CONSIDERATION.

INSTRUCTIONS FOR SURRENDERING BUDDY’S UNITS

(Please read carefully the instructions below)

1.       Method of Delivery: The Letter of Transmittal, together with any certificate(s) representing your Buddy’s Units, must be mailed or delivered by hand or courier to Liberty. Do not send this Letter of Transmittal or any certificate(s) to Buddy’s Newco, LLC. The method of delivery of the Letter of Transmittal and all other required documents is at the election and risk of the owner. If you elect to send the documents by mail, it is recommended that you send them by certified or registered mail with return receipt requested. Delivery will be deemed effective and risk of loss will pass from the owner only when received by Liberty.

2.       Buddy’s Units in the Same Name: If the Merger Consideration is to be issued in the same name as the surrendered Buddy’s Units, the Letter of Transmittal should be completed and signed exactly as the surrendered Buddy’s Units are registered. If any of the Buddy’s Units surrendered with the Letter of Transmittal are owned by two or more joint owners, all such owners must sign the Letter of Transmittal exactly as their names appear on the books and records of Buddy’s. If any Buddy’s Units are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations. Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer's authority to act.

3.       Issuance in Different Name: If the surrendered Buddy’s Units are registered in the name of a person other than the signer of this Letter of Transmittal, or if the issuance of the Merger Consideration is to be made to a person other than the signer of this Letter of Transmittal or if such issuance is to be made to a person other than the registered owner of the Buddy’s Units, then the surrendered Buddy’s Units must be accompanied by duly executed transfer instruments, in either case signed exactly as the name of the registered owners appear on the books and records of Buddy’s, with such other authentication of signatures or evidence of transfer as may be required by Liberty.

4.       Special Instructions: Indicate the name in which the Merger Consideration is to be issued and/or the mailing address to which any certificate(s) representing the Merger Consideration (if any, as determined by Liberty) is to be mailed, if different from the name and/or address of the person signing the Letter of Transmittal. If Special Instructions have been completed, an Internal Revenue (“IRS”) Form W-9 (“Form W-9”) or applicable Form W-8 (“Form W-8”) must also be completed for the person named therein, and that person will be considered the record owner.

5.       Letter of Transmittal Required; Surrender of Unit Certificates; Lost Certificate: You will not receive your Merger Consideration unless and until you deliver this Letter of Transmittal, properly completed and duly executed, to Liberty, together with the certificate(s) representing your Buddy’s Units (if any) and any required accompanying evidences of authority. If your certificate(s) representing your Buddy’s Units has been lost, stolen, misplaced, destroyed or mutilated, please contact Neesha Mallavarapu at Willkie Farr & Gallagher LLP at (212) 728-8830 or nmallavarapu@willkie.com prior to submitting your Letter of Transmittal.

6. Important Tax Information: Under U.S. federal tax law, each holder of Buddy’s Units that is a U.S. person receiving Merger Consideration is required to timely provide its correct taxpayer identification number (which in the case of an individual is generally the individual’s social security number) on a properly completed Form W-9, enclosed herewith, or an adequate basis for exemption from backup withholding. If such information is not timely provided, a penalty may be imposed on the holder by the IRS, and consideration payable to such holder may be subject to backup withholding (currently imposed at a 24% rate).

A holder of Buddy’s Units that is a non-U.S. person receiving Merger Consideration should timely submit an appropriate and properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable Form W-8, signed under penalties of perjury. An appropriate Form W-8 is available at the IRS website (www.irs.gov).

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of tax, a refund or credit may be obtained by timely filing a tax return or appropriate claim for refund with the IRS.

IN ALL CASES, TAX FORMS PREPARED PURSUANT TO THE LETTER OF TRANSMITTAL SHOULD BE COMPLETED IN ACCORDANCE WITH INSTRUCTIONS FROM THE IRS ATTACHED TO EACH FORM OR AVAILABLE AT WWW.IRS.GOV. PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THE LETTER OF TRANSMITTAL AND THE BUSINESS COMBINATION AGREEMENT AND FOR FURTHER QUESTIONS. FAILURE TO COMPLETE AND RETURN AN IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8BEN, IRS FORM W-8BEN-E OR OTHER IRS FORM W-8, AS APPLICABLE, MAY RESULT IN WITHHOLDING ON CONSIDERATION.

7. Transfer Taxes. If the Merger Consideration is to be issued to any person other than the registered holder of Buddy’s Units, or if a surrendered certificate (if any) is registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will reduce the Merger Consideration issuable if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

All questions as to the validity, form and eligibility of any surrender of Buddy’s Units will be determined by Liberty (acting reasonably), and such determination shall be final and binding. Liberty reserves the right to waive any irregularities or defects in the surrender of any Buddy’s Units. Valid surrender will not be deemed to have been made until all irregularities have been cured or waived.

Exhibit A

CONSENT OF SPOUSE/DOMESTIC PARTNER

I, _________________, the spouse/domestic partner of _______________, the “Registered Holder” referenced in the attached Letter of Transmittal, dated as of _________________, hereby acknowledge that I have reviewed the Letter of Transmittal. I hereby appoint my spouse or domestic partner, as applicable, as my attorney in fact with respect to the exercise of any rights under the Letter of Transmittal and agree to be bound by the provisions of the Letter of Transmittal insofar as I may have any rights in the Letter of Transmittal or any former Units of Buddy’s Newco, LLC under the community property laws of the state of our residence or similar laws relating to marital property in effect in the state of our residence as of the date of the signing of the Letter of Transmittal or thereafter.

Effective: ________________

By:_________________________

Name:_______________________

EXHIBIT J

Liberty Charter Amendments

(See attached.)

AMENDMENT TO CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

LIBERTY TAX, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Liberty Tax, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article I of the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”), is hereby amended to read in its entirety as set forth below:

The name of the Corporation is Franchise Group, Inc.

SECOND: Section 1 of Article IV of the Certificate of Incorporation, is hereby amended to read in its entirety as set forth below:

“Authorized Shares. The total number of shares of stock which the Corporation is authorized to issue is 200,000,000 shares, of which 180,000,000 shares shall be shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 20,000,000 shares shall be shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

THIRD: The Certificate of Incorporation is hereby amended by adding an Article IX immediately after Article VIII to read in its entirety as follows:

“Section 1. Definitions. For purposes of this Article IX, the following terms shall be defined as follows:

(a)	The terms “affiliate” and “associate” shall have the meanings given to such terms in Rule 12b-2 under the Exchange Act.

(b)	The term “Business Combination Agreement” shall mean that certain Agreement of Merger and Business Combination Agreement, dated as of July 10, 2019, by and among the Corporation, New Holdco, Buddy’s Newco, LLC, a Delaware limited liability company, Franchise Group B Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of the Corporation, and Vintage RTO, L.P., a Delaware limited partnership, solely in its capacity as the representative of the members of Buddy’s Newco, LLC, as amended, restated or otherwise modified from time to time.

(c)	The term “Eligible Director” shall mean any member of the Board of Directors who (i) with respect to the Related Person that is the subject of a Related Person Transaction, (A) is not an affiliate or associate of such Related Person, (B) was not designated to the Board of Directors by such Related Person and (C) during the three-year period prior to such Related Person Transaction, has not received any material compensation or other material monetary amounts from, and does not otherwise have any material relationship with, such Related Person or any affiliate or associate of such Related Person (other than the Corporation or its Subsidiaries); and (ii) meets the independence requirements of (A) if the Common Stock is listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the Board of Directors be independent, the listing standards of such national securities exchange or inter-dealer quotation system, or (B) if the Common Stock is not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the Board of Directors be independent, the listing standards of The Nasdaq Stock Market.

(d)	The term “Market Value” shall mean the average of the high- and low-quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a share of the Common Stock on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, or any successor statute thereto (the “Exchange Act”), on which the Common Stock is listed or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any such exchange, the mean between the closing high bid and low-asked quotations with respect to a share on such date as quoted on an inter-dealer quotation system or, if no such quotations are available, the fair market value on such date of a share of Common Stock as at least a majority of the Eligible Directors shall determine.

(e)	The term “New Holdco LLC Agreement” shall mean the First Amended and Restated Limited Liability Company Agreement of New Holdco, dated as of July 10, 2019, by and among New Holdco and its members, as amended, restated or otherwise modified from time to time.

(f)	The term “New Holdco” shall mean Franchise Group New Holdco, LLC, a Delaware limited liability company.

(g)	The term “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(h)	The term “Related Person” shall mean any Person which, together with its affiliates and associates and all such other Persons with whom it or they are members of a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, is the “beneficial owner,” within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 20% or more of the outstanding Voting Stock. A Related Person, its affiliates and associates and all such other Persons with whom it or they are members of a “group” within the meaning of Rule 13d-5 under the Exchange Act shall be deemed to be a single Related Person for purposes of this Article IX; provided, however, that the members of the Board of Directors shall not be deemed to be associates or otherwise to constitute a Related Person solely by reason of their being members of the Board of Directors. A Person who is a Related Person as of (i) the time any definitive agreement relating to a Related Person Transaction is entered into, (ii) the record date for the determination of stockholders entitled to notice of and to vote on a Related Person Transaction or (iii) immediately prior to the consummation of a Related Person Transaction, shall be deemed a Related Person for purposes of this Article IX. Notwithstanding anything contained herein to the contrary, no Person shall be deemed to be a member of a “group” within the meaning of Rule 13d-5(b) under the Exchange Act solely by virtue of being a party to the Business Combination Agreement or any agreements entered into in connection therewith, including the New Holdco LLC Agreement.

(i)	The term “Related Person Transaction” shall mean (i) any merger, amalgamation, combination, recapitalization, consolidation or share exchange of the Corporation or any Subsidiary with a Related Person, or any purchase or redemption by the Corporation of capital stock of the Corporation held by a Related Person (other than (A) any purchase or redemption that is offered or applies to all holders of Common Stock on a pro rata basis in accordance with their relative ownership of Common Stock, and (B) any purchase or redemption that is effected in the form of a net settlement or net exercise of any equity incentives issued from time to time to any Related Person, including any Related Person that serves as a member of the Board of Directors), (ii) any sale, lease, exchange, transfer or other disposition other than in the ordinary course of business to or with a Related Person of any assets of the Corporation or a Subsidiary having an aggregate fair market value equal to the greater of (A) $5,000,000 and (B) 5% of the aggregate fair market value of all of the assets of the Corporation and its Subsidiaries, taken as a whole, measured as of the last day of the month ended immediately prior to the execution of definitive documentation in respect of any such sale, lease, exchange, transfer or other disposition, as determined in good faith by a majority of the Eligible Directors, (iii) the issuance by the Corporation to a Related Person of any shares of Voting Stock or securities convertible into or exercisable for such shares (other than (1) by way of pro rata distribution to all stockholders, (2) pursuant to any “poison pill” or similar plan that may be adopted from time to time by the Corporation, (3) in connection with the acquisition by the Corporation or any Subsidiary thereof of any Person (or all or substantially all of the assets thereof) in which a Related Person has an ownership interest so long as such ownership interest is less than 5% of the outstanding equity interests of such Person, (4) pursuant to a widely dispersed and underwritten public offering effected by the Corporation, (5) if issued to any such Related Person in connection with such Related Person’s service on the Board of Directors or (6) if issued upon the conversion or exchange of a security issued by the Corporation or a Subsidiary, if the issuance of such security was approved, to the extent required by this Article IX, in accordance with this Article IX) having an aggregate fair market value equal to the greater of (A) $5,000,000 and (B) 5% of the aggregate fair market value of all of the Voting Stock then outstanding, or (iv) any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the transactions described in this Section 1(i) of Article IX. Notwithstanding anything to the contrary herein, none of the following shall constitute a “Related Person Transaction”: (1) any of the transactions contemplated by the Business Combination Agreement, including the tender offer by the Corporation for all of the then outstanding shares of Common Stock in accordance with the Business Combination Agreement, the Subscription Agreement, a TRA or any registration rights agreement or voting agreement entered into in connection with the Business Combination Agreement, (2) any financing arrangements in effect as of the date hereof and (3) the issuance of shares of Common Stock (including to any Related Person) upon the redemption of (A) units of New Holdco and (B) shares of voting non-economic preferred stock of the Corporation issued pursuant to the Business Combination Agreement in accordance with the terms of the New Holdco LLC Agreement and the certificate of designation of such voting non-economic preferred stock of the Corporation.

(j)	The term “Sale of the Corporation” shall mean, whether in a single transaction or a series of related transactions, any sale or other disposition (whether by merger, amalgamation, combination, recapitalization, consolidation, share exchange, sale of capital stock, dissolution or otherwise) of (i) the Corporation, (ii) any Subsidiary that owns all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, or (iii) all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole.

(k)	The term “Subscription Agreement” shall mean that certain Post-Closing Subscription Agreement, dated as of July 10, 2019, by and between Tributum, L.P., and the Corporation in connection with the transactions contemplated by the Business Combination Agreement.

(l)	The term “Subsidiary” shall mean any Person (i) in which the Corporation owns, directly or indirectly, an amount of the voting securities, voting partnership interests or other voting rights sufficient to elect at least a majority of such Person’s board of directors or other governing body (or, if there are no such voting interests, 50% of the equity interests of such Person) or (ii) of which the Corporation or any Subsidiary is a general partner, manager, managing member or the equivalent.

(m)	The term “TRA” shall mean (i) that certain Income Tax Receivable Agreement, dated as of July 10, 2019, by and among the Corporation and the other parties thereto (as amended, restated or modified from time to time with the approval of a majority of the Eligible Directors), and (ii) any agreement entered into after the date hereof with Persons that are not Related Persons prior to the entry into any such agreement, the subject matter of which is substantially similar to that of the agreement referred to in the immediately preceding clause (i).

(n)	The term “Voting Stock” shall mean any shares of capital stock of the Corporation entitled to vote in the election of the Corporation’s directors.

Section 2. Sale of the Corporation. In any Sale of the Corporation, all holders of Common Stock shall have the right to receive consideration of the same form and of the same kind and amount, calculated on a per share basis, with respect to such Common Stock; provided, however, that the foregoing requirement shall not apply to (a) any customary equity rollover of any officers or employees of the Corporation or its Subsidiaries in connection with or relating to such Sale of the Corporation, (b) any securities of any Person issuable in connection with any Sale of the Corporation to the extent one or more stockholders of the Corporation is legally prohibited from receiving such securities, including if (i) any such stockholder is not an accredited investor or qualified institutional buyer under applicable securities laws or (ii) the securities of such other Person are not registered under the Exchange Act and could not be issued to any such stockholder without first being registered under the Exchange Act, provided that any consideration to be paid to any such stockholder in lieu of the issuance of such securities thereto shall consist of cash equal to the fair market value of the consideration issued to other holders of Common Stock, on a per share basis, as determined in good faith by a majority of the Eligible Directors, or (c) any amounts payable by or on behalf of the Corporation in connection with such Sale of the Corporation pursuant to a TRA. For the avoidance of doubt, the terms of this Section 2 of Article IX shall be deemed satisfied in the case of any Sale of the Corporation in which the holders of Common Stock have identical rights to elect to receive different forms or kinds of consideration in connection with such Sale of the Corporation.

Section 3. Related Person Transactions. In addition to any other vote required by this Second Amended and Restated Certificate of Incorporation or applicable law, the affirmative vote of the holders of not less than 66-2/3% of the outstanding Voting Stock held by stockholders other than a Related Person by or with whom or on whose behalf, directly or indirectly, a Related Person Transaction is proposed, voting as a single class, shall be required for the approval or authorization of such Related Person Transaction; provided, however, that such 66-2/3% stockholder voting requirement shall not be applicable and shall not be required, and such Related Person Transaction shall only require the vote required, if any, by applicable law or any other provision of this Second Amended and Restated Certificate of Incorporation, if either:

(a)	such Related Person Transaction is approved by at least 66-2/3% of the Eligible Directors; or

(b)	all of the following conditions are satisfied:

(i)	the aggregate amount of cash and the fair market value of the property, securities or other consideration to be received (including, without limitation, in the event of a Related Person Transaction upon consummation of which the Corporation would be the surviving corporation or would continue to exist (unless it is provided, contemplated or intended as part of such Related Person Transaction that a plan of liquidation or dissolution of the Corporation will be effected), shares of Common Stock or other capital stock of the Corporation retained by stockholders of the Corporation (other than Related Persons who are involved in such Related Person Transaction)) per share of capital stock of the Corporation in such Related Person Transaction by the holders of capital stock of the Corporation, other than the Related Person involved in such Related Person Transaction, shall not be less than the highest of (A) the highest per share price (including brokerage commissions, soliciting dealers’ fees and dealer-management compensation, and with appropriate adjustments for recapitalizations, stock splits, stock dividends and like transactions and distributions) paid by such Related Person in acquiring any of its holdings of such class or series of capital stock within the twelve-month period immediately preceding the date the proposal for such Related Person Transaction was first communicated to the Corporation or publicly announced, (B) the highest per share Market Value of such class or series of capital stock within the twelve-month period immediately preceding the date the proposal for such Related Person Transaction was first communicated to the Corporation or publicly announced and (C) the book value per share of such class or series of capital stock, determined in accordance with generally accepted accounting principles, as of the last day of the month immediately preceding the date the proposal for such Related Person Transaction was first publicly announced;

(ii)	except for any customary equity rollover of any officers or employees of the Corporation or its Subsidiaries in connection with or relating to such Related Person Transaction or any amounts payable by the Corporation pursuant to a TRA, the consideration to be received in such Related Person Transaction by holders of capital stock of the Corporation other than the Related Person involved in such Related Person Transaction shall, except to the extent that a stockholder agrees otherwise as to all or part of the shares of capital stock which such stockholder owns, be in the same form and of the same kind as the consideration paid by such Related Person in acquiring the same class or series of capital stock of the Corporation already owned by it; provided, however, that if such Related Person has paid for capital stock of the Corporation with varying forms of consideration, the form of consideration for shares of capital stock acquired in such Related Person Transaction by such Related Person shall either be cash or the form used to acquire the largest number of shares of capital stock previously acquired by it; and

(iii)	a proxy statement that complies with the requirements of the Exchange Act and regulations promulgated thereunder, whether or not the Corporation is then subject to such requirements, shall be mailed to the stockholders of the Corporation for the purpose of soliciting stockholder approval of such Related Person Transaction and shall contain at the front thereof, in a prominent place, (A) any recommendations as to the advisability (or inadvisability) of the Related Person Transaction which an Eligible Director may choose to state and (B) the opinion of a reputable investment banking firm selected by a majority of the Eligible Directors as to the fairness of the terms of such Related Person Transaction, from a financial point of view, to the stockholders (other than such Related Person) of the Corporation.

Section 4. Beneficial Ownership. A Related Person shall be deemed for purposes of this Article IX to have acquired a share of the capital stock of the Corporation at the time when such Related Person became the beneficial owner (as such term is defined in Section 1(h) of this Article IX) thereof.  With respect to shares of the capital stock of the Corporation owned by affiliates, associates and other Persons whose ownership is attributed to a Related Person, if the price paid by such Related Person for such shares is not determinable, the price paid shall be deemed to be the higher of (i) the price paid upon acquisition thereof by the affiliate, associate or other Person or (ii) the Market Value of such shares at the time when the Related Person became the beneficial owner thereof.

Section 5. Fiduciary Duties. Nothing contained in this Article IX shall be construed to relieve any Related Person from any fiduciary duties such Related Person owes to the Corporation under applicable law.

Section 6. Amendment of this Article IX. Notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation to the contrary, and notwithstanding that a lesser percentage may be permitted by applicable law, any amendment, addition, alteration, change or repeal of this Article IX, or any amendment of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation inconsistent with or modifying or permitting circumvention of this Article IX, must first be proposed by the Board of Directors, including the affirmative vote of a majority of the Eligible Directors, at a duly constituted meeting of the Board of Directors called for such purpose, and thereafter approved by the affirmative vote of the holders of 66-2/3% of the then outstanding Voting Stock held by stockholders other than any Related Persons by or with whom or on whose behalf, directly or indirectly, such amendment, addition, alteration, change or repeal is proposed, voting as a single class.”

FOURTH: Article IX and Article X of the Certificate of Incorporation are hereby renumbered to reflect their respective correct heading, and any references to such Articles in the Certificate of Incorporation shall be updated accordingly.

FIFTH: The foregoing amendment to the Certificate of Incorporation was duly adopted in accordance with Section[s] 242 [and 228] of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name this [●] day of [●], 2019.

LIBERTY TAX, INC.

By:
Name:

Title:

EXHIBIT K

Post-Closing Subscription Agreement

(See attached.)

EXHIBIT L

R&W Policy

(See attached.)

EXHIBIT M

Registration Rights Agreement

(See attached.)

EXHIBIT N

Tax Receivable Agreement

(See attached.)